
TEXAS
ROADHOUSE

Annual Report 2010

Dear Stockholders

We are pleased to report that 2010 was a successful year for Texas Roadhouse. We experienced diluted earnings per share growth of 20% and also surpassed the $1 billion mark in total revenue for the first time in our company's history.

Other highlights for 2010 included:

- The opening of 14 company restaurants;
- Guest traffic leading to a 2.4% increase in comparable restaurant sales; and
- More than a 2% reduction in our cost of ingredients.

As we entered 2010, we were definitely concerned about the health of the consumer and, thus, our ability to increase sales at our existing restaurants. However, comparable restaurant sales began improving early in the year in large part due to our commitment to executing on our mission of Legendary Food and Legendary Service. We continued to maintain and even enhance our food quality, which is defined by our made-from-scratch mentality. Additionally, we continued to focus on enhancing our service standards with the rollout of several new training programs while taking no menu pricing during 2010. Therefore, our increase in comparable restaurant sales was largely driven by an increase in the number of guests dining with us, which is a very healthy sign.

Not only did comparable restaurant sales and guest traffic turn positive during 2010, but our focus on reducing development costs of new restaurants led to an average reduction of approximately $350,000 in the total capitalized cost to develop a Texas Roadhouse restaurant. Combining this fact with the improvement we experienced in sales at our newer restaurants has resulted in much improved economics on the new restaurants we are building. As a result, we are planning a 40% increase in new restaurant openings to 20 in 2011 versus 14 in 2010.

2010 ended strong and 2011 has started off even stronger from a sales perspective. In conjunction with our year end 2010 earnings announcement, we announced that comparable restaurant sales for the first seven weeks of the year increased nearly 4.0%. We believe this further validates that our focus on executing on our mission of Legendary Food and Legendary Service is paying dividends. Additionally, it gives us greater confidence in increasing our rate of restaurant growth in 2011 and has us optimistic we will be in a position to grow even more new Texas Roadhouse restaurants in 2012 than the 20 we have planned for this year.

While there is still a lot of growth in the United States for our brand, our international focus is in three areas - the Middle East, Mexico and the Asia Pacific region. We expect to have our first international Texas Roadhouse franchise restaurant opening in the Middle East later this year. We also continue testing a second restaurant concept, Aspen Creek, which we started in 2009. We have three of these open in the United States. While we do not have any planned Aspen Creek openings in 2011, we hope Aspen Creek will represent additional growth opportunity for us in the future.

Operationally, we feel very confident in our positioning. We remain focused on running our business for the long-term and providing Legendary Food and Legendary Service for each and every guest. And, while we continue to look for ways to maintain and further enhance our food quality and service standards, we remain very conservative from a menu pricing perspective.

Financially, we significantly strengthened our balance sheet during 2010. The cash we generated from running and growing our business far exceeded what it cost us to build new restaurants and maintain existing units. As a result, we were able to pay down $49 million of our debt and put $35 million of cash in the bank. We ended 2010 in a net cash position as our cash balance was $82 million while our debt balance was down to $52 million.

With a significantly strengthened balance sheet, we have recently taken two additional steps to further enhance stockholder value. First, our Board of Directors recently authorized our first ever quarterly cash dividend and, second, they authorized a $50 million share re-purchase program. While we anticipate the vast majority of our cash flow will go to developing new restaurants and maintaining our existing restaurants for the foreseeable future, we are excited to be able to further increase shareholder value through these two measures. And, we believe these will help us in achieving our long-term goal of driving mid-teens plus total shareholder return.

We anticipate another year of diluted earnings per share growth in 2011. While we do anticipate the cost of our ingredients will be increasing for the first time in two years, we are very encouraged by the strong start to the year we have experienced in terms of comparable restaurant sales.

We remain very excited about the long-term opportunities for our continued growth and want to thank you for your continued support and interest in Texas Roadhouse. Keep it Legendary.

W. Kent Taylor • *Chairman of the Company* 

G.J. Hart • *President, Chief Executive Officer* 


TEXAS
ROADHOUSE

April 8, 2011

To our Stockholders:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of Texas Roadhouse, Inc. on Thursday, May 19, 2011. The meeting will be held at the Texas Roadhouse Support Center, 6040 Dutchmans Lane, Louisville, Kentucky at 9:00 a.m. eastern daylight time.

The official Notice of Annual Meeting, Proxy Statement and Proxy Card are enclosed with this letter.

Please take the time to read carefully each of the proposals for stockholder action described in the accompanying proxy materials. Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope. Stockholders of record can also vote by touch-tone telephone from the United States, using the toll-free number on the proxy card, or by the Internet, using the instructions on the proxy card. If you attend the meeting, you may revoke your proxy and vote your shares in person.

Your interest and participation in the affairs of the Company are greatly appreciated. Thank you for your continued support.

Sincerely,

G.J. Hart
President, Chief Executive Officer

TEXAS ROADHOUSE, INC.

6040 Dutchmans Lane, Suite 200
Louisville, Kentucky 40205

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 19, 2011

To the Stockholders:

The Annual Meeting of Stockholders (the "Annual Meeting") of Texas Roadhouse, Inc. (the "Company") will be held at the Texas Roadhouse Support Center, 6040 Dutchmans Lane, Louisville, Kentucky on Thursday, May 19, 2011 at 9:00 a.m. eastern daylight time.

At the Annual Meeting you will be asked to:

- elect two Class I directors to the Board of Directors, each for a term of three years;
- ratify the appointment of KPMG LLP as the Company's independent auditors;
- hold an advisory vote on executive compensation;
- hold an advisory vote on the frequency of the advisory vote on executive compensation; and
- transact such other business as may properly come before the meeting.

A Proxy Statement describing matters to be considered at the Annual Meeting is attached to this notice. Only stockholders of record at the close of business on March 21, 2011 are entitled to receive notice of and to vote at the meeting.

By Order of the Board of Directors,



Sheila C. Brown
Corporate Secretary

Louisville, Kentucky
April 8, 2011

IMPORTANT

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE SUBMIT YOUR VOTE USING ONE OF THE VOTING METHODS DESCRIBED IN THE ATTACHED MATERIALS. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 19, 2011

Our Proxy Statement related to our 2011 Annual Meeting of Stockholders, our Annual Report on Form 10-K for the fiscal year ended on December 28, 2010 and our Annual Report to Stockholders for the fiscal year ended on December 28, 2010 are available on our website at *www.texasroadhouse.com* in the Investors section.

Table of Contents

TEXAS ROADHOUSE, INC.

6040 Dutchmans Lane, Suite 200
Louisville, Kentucky 40205

PROXY STATEMENT

**ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 19, 2011**

Introduction

This proxy statement and accompanying proxy card are being furnished in connection with the solicitation of proxies by the board of directors (the "Board") of Texas Roadhouse, Inc., a Delaware corporation, to be voted at the Annual Meeting of Stockholders (the "Annual Meeting") and any adjournments thereof. In this proxy statement, references to the "Company," "we," "us" or "our" refer to Texas Roadhouse, Inc. This Annual Meeting is the seventh meeting of stockholders following the completion of our initial public offering (the "IPO") of common stock on October 8, 2004. This proxy statement and accompanying proxy card are first being mailed to stockholders on or about April 8, 2011.

Date, Time and Place

The Annual Meeting will be held at the Texas Roadhouse Support Center, Louisville, Kentucky on Thursday, May 19, 2011 at 9:00 a.m. eastern daylight time, for the purposes set forth in this proxy statement and the accompanying notice of Annual Meeting.

Record Date and Voting Securities

The Board has fixed the record date (the "Record Date") for the Annual Meeting as the close of business on March 21, 2011. Only stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting and at any adjournment or postponement thereof. At the close of business on the Record Date, there were outstanding 71,149,027 shares of common stock, each of which is entitled to one vote per share on all matters to be considered at the Annual Meeting.

The presence in person or by proxy of the holders of a majority of the shares of common stock will constitute a quorum for the transaction of business at the Annual Meeting. Shares of common stock represented by properly executed proxies received before the close of voting at the Annual Meeting will be voted as directed by such stockholders, unless revoked as described below.

Revocability of Proxies

A stockholder who completes and returns the proxy card that accompanies this proxy statement may revoke that proxy at any time before the closing of the polls at the Annual Meeting. A stockholder may revoke a proxy by voting at a later date by one of the methods described on the proxy card or by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Corporate Secretary of the Company at the Company's main office address at any time before the Annual Meeting. Stockholders may also revoke proxies by delivering a duly executed proxy bearing a later date to the inspector of election at the Annual Meeting before the close of voting or by attending the Annual Meeting and voting in person. You may attend the Annual Meeting even though you have executed a proxy, but your presence at the Annual Meeting will not automatically revoke your proxy.

Solicitation of Proxies

The cost of solicitation of proxies being solicited on behalf of the Board will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or other means by our directors, officers or employees, who receive no additional compensation for these solicitation activities. We will, upon request, reimburse brokerage houses and persons holding common stock in the names of their nominees for their reasonable out-of-pocket expenses in sending materials to their principals.

Votes Required and Voting of Proxies

Each proposal will be considered separately.

Proposal 1—Election of Directors

The affirmative vote of a plurality of the votes entitled to be cast by the holders of the Company's common stock present in person or represented by proxy is required to elect each nominee. Election by a plurality means that the director nominee with the most votes for a particular slot is elected for that slot. You may vote "FOR" all of the nominees or you may "WITHHOLD AUTHORITY" to vote for one or more specifically named nominees. Unless you "WITHHOLD AUTHORITY" to vote for one or more nominees, your proxy will be voted "FOR" the election of the individuals nominated as Class I directors.

The Board recommends that you vote "FOR" all of the nominees.

Proposal 2—Ratification of the Appointment of the Company's Independent Auditors

The proposal to ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 27, 2011 must be approved by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote. You may vote "FOR" or "AGAINST" the ratification, or you may "ABSTAIN" from voting on this proposal. A vote to "ABSTAIN" is counted as a vote, but is not counted as either "FOR" or "AGAINST."

The Board recommends that you vote "FOR" this proposal.

Proposal 3—Advisory Vote on Executive Compensation

The outcome of the advisory vote on whether to approve the executive compensation detailed in this proxy statement (including the Compensation Discussion and Analysis, the Executive Compensation section and the other related executive compensation tables and related discussions) will be determined by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote. You may vote "FOR" or "AGAINST" the executive compensation, or you may "ABSTAIN" from voting on this proposal. A vote to "ABSTAIN" is counted as a vote, but is not counted as either "FOR" or "AGAINST."

The Board recommends that you vote "FOR" this proposal.

Proposal 4—Advisory Vote on Frequency of Advisory Vote on Executive Compensation

You may select a frequency of "EVERY YEAR," "EVERY TWO YEARS" or "EVERY THREE YEARS" with respect to how often the Company should hold an advisory vote on executive compensation, or you may "ABSTAIN" from voting on this proposal. The choice receiving the most votes will be the frequency selected by the stockholders, so abstentions will not affect the outcome of the vote on this proposal.

The Board recommends that you select "EVERY THREE YEARS" for this proposal.

Other Matters

As of the date of this proxy statement, the Board knows of no matters that will be presented for consideration at the Annual Meeting other than those matters discussed in this proxy statement. If any other matters should properly come before the Annual Meeting and call for a vote of stockholders, validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders. Any such additional matter must be approved by an affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote at the Annual Meeting.

Other Voting Considerations

Broker Non-Votes

Under rules of the New York Stock Exchange, matters subject to shareholder vote are classified as "routine" or "non-routine." In the case of routine matters, brokers may vote shares held in "street name" in their discretion if they have not received voting instructions from the beneficial owner. In the case of non-routine matters, brokers may not vote shares unless they have received voting instructions from the beneficial owner ("broker non-votes"); therefore, it is important that you complete and return your proxy early so that your vote may be recorded.

The election of directors (Proposal 1) is a non-routine matter under the applicable rules, so broker non-votes may occur. However, broker non-votes will have no effect on the outcome of this proposal because the election is decided by a plurality of shares present (in person or by proxy) and entitled to vote at the Annual Meeting, and broker non-votes do not count as shares entitled to vote.

The ratification of the appointment of the Company's independent auditors (Proposal 2) is a routine matter under the applicable rules, so broker non-votes should not occur. In addition, because this matter is routine and brokers may vote as stated above, the number of votes cast, plus the number of abstentions, on this Proposal 2 will be used to establish whether a quorum is present.

The advisory vote on executive compensation (Proposal 3), the advisory vote on the frequency of the advisory vote on executive compensation (Proposal 4) and any other matters that may properly come before the Annual Meeting are also non-routine matters under the applicable rules, so broker non-votes may occur. Because broker non-votes do not count as shares entitled to vote, they do not affect the outcome of the vote on these proposals.

Abstentions

Abstentions will be counted for purposes of calculating whether a quorum is present. The effect of an abstention on each proposal where "ABSTAIN" is a voting choice is discussed above.

Executed but Unmarked Proxies

If no instructions are given, shares represented by properly executed but unmarked proxies will be voted in accordance with the recommendation of the Board, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

PROPOSAL 1
ELECTION OF DIRECTORS

The Company's by-laws provide for not less than one and not more than 15 directors. Our Board currently consists of seven directors divided into three classes. Members of each class serve for a three-year term. The Board has designated James R. Ramsey and James R. Zarley as nominees for re-election as Class I directors of the Company to serve for terms of three years and until their successors are duly elected and qualified. Although it is not anticipated that any of the nominees listed below will decline or be unable to serve, if that should occur, the proxy holders may, in their discretion, vote for substitute nominees.

Nominees for Election as Directors

Set forth below are the two Board members who will stand for re-election at the Annual Meeting, together with their ages, all Company positions and offices each person currently holds and the year in which each person joined the Board.

Name	Age	Position or Office	Director Since
James R. Ramsey	62	Director	2004
James R. Zarley	66	Director	2004

James R. Ramsey. Dr. Ramsey, 62, is the president of the University of Louisville, a position he has held since September 2002. Before becoming president, he had served as senior policy advisor and state budget director for the Commonwealth of Kentucky as well as senior professor of economics and public policy at the University of Louisville since 1999. Dr. Ramsey has held numerous academic positions, including serving as vice chancellor for finance and administration at both the University of North Carolina at Chapel Hill and Western Kentucky University. He has been associate dean, assistant dean and director of public administration in the College of Business Administration at Loyola University and a research associate for the University of Kentucky's Center for Public Affairs. He has served on the faculties of the University of North Carolina at Chapel Hill, Western Kentucky University, the University of Kentucky, Loyola University and Middle Tennessee State University in addition to the University of Louisville. Dr. Ramsey has also held a number of positions in state government, including interim commissioner of the Office of the New Economy and special advisor to the chairman of the Kentucky Council on Postsecondary Education. Dr. Ramsey serves on the board of directors and chairs the audit committee of Community Trust Bancorp, Inc. He also serves on the boards of trustees of Churchill Tax-Free Fund of Kentucky and Naragansett Insured Tax-Free Income Fund. Dr. Ramsey is being nominated for re-election as a director because of his chief executive experience, his financial and accounting experience and his government relations experience. As a result of these and other professional experiences, Dr. Ramsey possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

James R. Zarley. Mr. Zarley, 66, serves as chief executive officer of ValueClick, Inc., and has been a member of the board of directors of ValueClick since 1999. From his arrival in 1999 until May 2007, Mr. Zarley served as chairman and chief executive officer of ValueClick and shaped the company into a global leader in online marketing solutions. In May 2007, Mr. Zarley stepped down from the chief executive officer role and became executive chairman to focus on the company's corporate development program and European operations. In April 2010, Mr. Zarley returned to the chief executive officer role. Prior to joining ValueClick, Mr. Zarley was chief operating officer of Hiway Technologies, where he was a leading member of the management team that closed the merger with Verio in 1999. Prior to that, Mr. Zarley was chairman and chief executive officer of Best Internet until it merged with Hiway Technologies in 1998. Mr. Zarley also founded and later sold Quantech Information Services, now an ADP company. In addition, he spent 19 years at RCA in various senior management roles. Mr. Zarley is being nominated for re-election as a director because of his chief executive experience specifically in a developing industry, his information technology experience and his experience in acquisitions. As a result of these and other professional experiences, Mr. Zarley possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE TWO NOMINEES FOR CLASS I DIRECTOR OF THE COMPANY.

Other Directors

The following Class II and III directors will continue on the Board for the terms indicated:

Class II Directors (Terms Expiring at the 2012 Annual Meeting):

Martin T. Hart. Mr. Hart, 75, has been a private investor in the Denver, Colorado area since 1969. He has owned and developed a number of companies into successful businesses, and has served on the board of directors for many public and private corporations. Presently, Mr. Hart is serving on the board of directors of the following public companies: ValueClick, Inc., a single-source provider of media, technology and services across major interactive marketing channels; MassMutual Corporate Investors, an investment company; and MassMutual Participation Investors, an investment company. Until June 2009, he served on the board of directors of Spectranetics Corporation, a medical device company. He also continues to serve on the board of directors of several private companies. Mr. Hart is a certified public accountant. He is the past Chairman of the Board of Trustees of Regis University. Mr. Hart was nominated as a director because of his experience on public company boards, his financial and accounting experience and his knowledge of the Company resulting from being a long-term investor. As a result of these and other professional experiences, Mr. Hart possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

W. Kent Taylor. Mr. Taylor, 55, is our founder and was our Chief Executive Officer from 2000 until our IPO. Upon the completion of our IPO, Mr. Taylor became Chairman of the Company, an executive position. Before his founding of our concept in 1993, Mr. Taylor founded and co-owned Buckhead Bar and Grill in Louisville, Kentucky. Mr. Taylor has over 25 years of experience in the restaurant industry. Mr. Taylor was nominated as a director because of his chief executive experience, his knowledge of the restaurant industry and his intimate knowledge of the Company as its founder. As a result of these and other professional experiences, Mr. Taylor possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

Class III Directors (Terms Expiring at the 2013 Annual Meeting):

G.J. Hart. Mr. Hart, 53, has served as our President since May 2000. Upon the completion of our IPO, Mr. Hart became President and Chief Executive Officer. From October 1995 until May 2000, Mr. Hart was President of Al Copeland Investments in Metairie, Louisiana, a privately held business consisting of four restaurant concepts, hotels, gaming, entertainment and food processing operations. From June 1991 to September 1995, Mr. Hart was President of TriFoods International, Inc., a producer of prepared food products. Mr. Hart has over 25 years of experience in the food industry. Mr. Hart was nominated as a director because of his chief executive experience, his knowledge of the restaurant industry and his in-depth knowledge of the Company. As a result of these and other professional experiences, Mr. Hart possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

Gregory N. Moore. Mr. Moore, 61, served as the Senior Vice President and Controller of Yum! Brands, Inc. until he retired in 2005. He is currently a Financial Consultant and private investor. Yum!

Brands is the worldwide parent company of Taco Bell, KFC, Pizza Hut, Long John Silver's and A&W All-American Food. Prior to becoming Yum! Brands' Controller, Mr. Moore was the Vice President and General Auditor of Yum! Brands. Before that, he was with PepsiCo, Inc. and held the position of Vice President, Controller of Taco Bell and Controller of PepsiCo Wines & Spirits International, a division of PepsiCola International. Before joining PepsiCo, he was an Audit Manager with Arthur Young & Company in its New York City and Stamford, Connecticut offices. Mr. Moore is a certified public accountant in the States of New York and California. Mr. Moore serves on the board and chairs the audit committee of 3 Day Blinds, a private company. Until September 2010, he served on the board and chaired the audit committee of Environmental Infrastructure Holdings Corp., a public company. Mr. Moore was nominated as a director because of his extensive financial and accounting experience in the restaurant industry. As a result of these and other professional experiences, Mr. Moore possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

James F. Parker. Mr. Parker, 64, served as Chief Executive Officer and Vice-Chairman of the Board of Southwest Airlines Co. from June 2001 through July 2004. Before serving at Southwest Airlines as Chief Executive Officer, Mr. Parker served as General Counsel of that company from 1986 until June 2001, and was previously a shareholder in the San Antonio, Texas law firm of Oppenheimer, Rosenberg, Kelleher and Wheatley. Mr. Parker serves as a member of the board of directors of Sammons Enterprises, Inc., a private company. Mr. Parker was nominated as a director because of his chief executive experience, his knowledge of the value-based service industry and the similarity of cultures between Southwest Airlines and the Company. As a result of these and other professional experiences, Mr. Parker possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

Meetings of the Board of Directors

The Board met on six occasions and its committees met on 24 occasions during our fiscal year ended December 28, 2010. Each incumbent director attended at least 75% of the aggregate number of meetings of the Board and its committees on which such director served during his period of service. In addition, the Company expects all members of the Board to attend the Annual Meeting; all members attended the 2010 Annual Meeting. Four Board meetings are currently scheduled for the fiscal year 2011. Meetings of non-employee directors, without management directors or employees present, are typically scheduled in conjunction with each regularly scheduled Board meeting.

Leadership Structure of the Board of Directors and Role of the Board of Directors in Risk Oversight

The Board currently includes five independent and two employee directors, and the positions of Chairman and Chief Executive Officer are not occupied by the same individual. As noted above, Mr. Taylor and Mr. G.J. Hart are the employee directors. In addition to his employee position, Mr. Taylor also holds the position of Chairman of the Board, which he has held since the Company's IPO. Mr. Taylor was named Chairman of the Board in recognition of his founding and continuing leadership role in the Company. Mr. G.J. Hart, our President and Chief Executive Officer, joined the Board in 2005. There is no lead independent director. We believe that our current Board leadership structure is appropriate, as the majority of our Board is composed of independent directors.

The Board is responsible for overseeing the Company's risk management strategies. This role includes ensuring that Company management has implemented appropriate processes to administer day-to-day risk management. The Board is informed about risk management matters as part of its role in the general oversight and approval of corporate matters. The Board participates with management in an annual strategic planning session, during which, in part, it reviews the risks associated with potential strategic initiatives of the Company. The Board gives clear guidance to the Company's management on the risks it believes face the Company, such as the matters disclosed as risk factors in the Company's

Annual Report on Form 10-K. Furthermore, the Board has delegated certain risk management responsibilities to its committees.

Through the audit committee's charter, the Board has authorized it to oversee the Company's risk assessment and risk management policies. The audit committee, in fulfilling its oversight responsibilities, regularly and comprehensively reviews specific risk categories which have been identified by management. The Company's internal auditor reports directly to the audit committee on the results of internal audits, the scope and frequency of which are based on comprehensive risk assessments which have been approved by the audit committee. Additionally, the Company's risk manager annually reports to the audit committee the results of risk mapping exercises conducted by key Company employees, which prioritize categories of risks according to likelihood of occurrence and potential liability. The audit committee is routinely advised of operational, financial and legal risks both during and outside of regularly scheduled meetings, and the committee reviews and monitors specific activities to manage these risks, such as insurance plans, hedging strategies and internal controls.

Through the compensation committee's charter, the Board has authorized it to oversee employee compensation programs. The compensation committee, in fulfilling its oversight responsibilities, reviews the compensation practices and policies applicable to all employees, in addition to designing the compensation packages applicable to the executive officers and Board members. The compensation committee reviews the payments of bonuses and grants of stock awards to key employees on a quarterly basis, which are paid and granted, respectively, in accordance with practices previously reviewed by the committee.

The Board's oversight roles, including the roles of the audit committee and the compensation committee, combined with the leadership structure of the Board to include Company management, allows the Board to effectively administer risk management policies while also effectively and efficiently addressing Company objectives.

Committees of the Board of Directors

The Board has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. The Board has adopted a written charter for each of these committees, which sets out the functions and responsibilities of each committee. The charters of these committees are available in their entirety on the Company's website, *www.texasroadhouse.com*. Please note, however, that the information contained on the website is not incorporated by reference in, or considered to be a part of, this proxy statement.

Audit Committee. As described in its charter, the audit committee assists our Board in fulfilling its oversight responsibility relating to: (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and performance of the Company's internal and external auditors and (iv) the Company's internal controls and financial reporting practices. The audit committee is also required to pre-approve all audit and permitted non-audit services provided by our independent auditors. The audit committee reviews all of the Company's earnings press releases and Quarterly and Annual Reports on Form 10-Q and Form 10-K prior to filing with the Securities and Exchange Commission ("SEC"). The audit committee is also responsible for producing an annual report on its activities for inclusion in this proxy statement. All of the members of the audit committee are "independent," as that term is defined in the listing standards under NASDAQ Marketplace Rule 5605(a)(2) and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC. The audit committee is currently comprised of Messrs. Moore, Parker and Ramsey and is chaired by Mr. Moore. The Board evaluated the credentials of and designated Mr. Moore as an "audit committee financial expert" as required by Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee met 19 times during the fiscal year 2010.

Compensation Committee. As described in its charter, the compensation committee: (i) assists the Board in fulfilling its responsibilities relating to the design, administration and oversight of employee compensation programs and benefit plans of the Company's executive officers, (ii) discharges the Board's duties relating to the compensation of the Company's directors and (iii) reviews the performance of the Company's executive officers. The compensation committee is also responsible for reviewing and discussing with management the Compensation Discussion and Analysis in this proxy statement and recommending its inclusion in this proxy statement to the Board. All of the members of the compensation committee are "independent" under all applicable rules, including the listing standards under NASDAQ Marketplace Rule 5605(a)(2) and the requirements of the SEC. The members of the compensation committee are Messrs. Martin Hart, Moore, Parker, Ramsey and Zarley. Mr. Parker chairs the committee. The compensation committee met three times during the fiscal year 2010.

Nominating and Corporate Governance Committee. As described in its charter, the nominating and corporate governance committee assists our Board in: (i) identifying individuals qualified to become Board members and recommending nominees to the Board either to be presented at the annual meeting or to fill any vacancies, (ii) considering and reporting periodically to the Board on matters relating to the identification, selection and qualification of director candidates and (iii) developing and recommending to the Board a set of corporate governance principles. The nominating and corporate governance committee has no diversity policy; however, the committee considers the diversity of skills and professional experience of the persons it identifies as qualified to be Board members. The nominating committee routinely evaluates the size and composition of the Board and the variety of professional expertise represented by the Board members in relation to the Company's business. All of the members of the nominating and corporate governance committee are "independent" under all applicable rules, including the listing standards under NASDAQ Marketplace Rule 5605(a)(2) and the requirements of the SEC. The members of the nominating and corporate governance committee are Messrs. Martin Hart, Moore, Parker and Zarley. Mr. Moore chairs the committee. The nominating and corporate governance committee met two times during the fiscal year 2010.

Policy Regarding Consideration of Candidates for Director

The nominating and corporate governance committee will consider timely stockholder recommendations for director nominees at the 2012 Annual Meeting if stockholders comply with the requirements of the Company's by-laws. A copy of the by-laws is available on the Company's website, *www.texasroadhouse.com*. To be considered timely and to be included in our proxy statement and related proxy for the 2012 Annual Meeting, stockholders should submit nominations, if any, no later than December 10, 2011, to the Company's Corporate Secretary, at 6040 Dutchmans Lane, Suite 200, Louisville, Kentucky 40205. Stockholder nominations should include, among other items, the name of the candidate, age, contact information, present principal occupation or employment, qualifications and skills, background, last five year's employment and business experience, a description of current or previous service as director of any corporation or organization, other relevant biographical information and the nominee's consent to service on the Board. A stockholder nominee will be requested to complete a detailed questionnaire in the form that current directors and officers complete.

The nominating and corporate governance committee may consider such other factors as it may deem are in the best interest of the Company and its stockholders. The manner in which the nominating and corporate governance committee evaluates a potential nominee will not differ based on whether the nominee is recommended by a stockholder of the Company.

The Company does not pay a third-party fee to assist in identifying and evaluating nominees, but the Company does not preclude the potential for using such services if needed as may be determined at the discretion of the nominating and corporate governance committee.

Compensation of Directors

As described more fully below, the following table summarizes the total compensation paid or accrued for fiscal year 2010 for each of the non-employee directors.

Director Compensation Table

Name (a)	Fees Earned or Paid in Cash ($) (b)	Grant Date Fair Value of Stock Awards ($)(1) (c)	Total ($) (d)
Martin T. Hart	24,000	195,450	219,450
Gregory N. Moore	79,500	195,450	274,900
James F. Parker	31,000	195,450	226,450
James R. Ramsey	34,000	195,450	229,450
James R. Zarley	25,500	195,450	220,950

(1) In February 2010, the non-employee directors were each granted 15,000 restricted stock units, which vest in 50% increments each year over two years. For restricted stock units, fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $13.03. No option awards were granted during the period of time covered by this table.

The Company cautions that the amounts reported in the Director Compensation Table for these awards may not represent the amounts that the directors will actually realize from the awards. Whether, and to what extent, a director realizes value will depend on the Company's actual operating performance, stock price fluctuations and the director's continued service with the Company.

Non-employee directors each receive an annual fee of $12,500. The chairperson of the audit committee receives an additional annual fee of $20,000. Each non-employee director receives $2,000 for each Board meeting he or she attends in person and $500 for each Board meeting he or she participates in telephonically. Additionally, each non-employee director receives $1,000 for each committee meeting he or she attends in person and $500 for each committee meeting he or she participates in telephonically. Occasionally, board members serve on temporary committees for which they also receive meeting fees and annual fees.

In February 2008, the non-employee directors were each granted 15,000 restricted stock units, where each unit represents the conditional right to receive one share of our common stock upon satisfaction of the vesting requirements. The restricted stock units vested in 50% increments each year over two years.

Upon a change in control, each director's unvested restricted stock units, if any, will become vested five days prior to the date of the transaction which results in the change of control.

Code of Ethics

The Board has approved and adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including the Company's principal executive officer, the principal financial officer and the principal accounting officer. The Code of Business Conduct and Ethics is available in its entirety on the Company's website, *www.texasroadhouse.com*. The Company intends to post amendments to, or waivers from, its Code of Business Conduct and Ethics, if any, that apply to the principal executive officer, the principal financial officer or the principal accounting officer on its website.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS

Pursuant to its charter, the audit committee has appointed the firm of KPMG LLP to serve as the independent auditors to audit the financial statements and the internal control over financial reporting of the Company for the fiscal year which ends on December 27, 2011. Accordingly, a resolution will be presented at the Annual Meeting to ratify the appointment of KPMG LLP. If the stockholders fail to ratify the appointment of KPMG LLP, the audit committee will reconsider such appointment. Even if the appointment is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm as the Company's independent auditors at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its stockholders. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2011.

AUDIT COMMITTEE REPORT

The audit committee of the Board is composed of three directors, all of whom meet the criteria for independence under the applicable NASDAQ and SEC rules and the Sarbanes-Oxley Act. The committee acts under a written charter adopted by the Board, a copy of which is available on the Company's website at *www.texasroadhouse.com*.

The purpose of the audit committee is to assist the Board in its general oversight of the Company. The primary responsibilities of the audit committee are to oversee and monitor the integrity of the Company's financial reporting process, financial statements and systems of internal controls; the Company's compliance with legal and regulatory requirements; the independent auditors' qualifications, independence and performance; and the performance of the Company's internal audit function. The audit committee is responsible for the selection, retention, supervision and termination of the independent auditors, including resolving disagreements between management and the independent auditors. The audit committee is also responsible for overseeing the adequacy of the authority, responsibilities and functions of the Company's internal audit department and for monitoring certain aspects of the Company's risk assessment and risk management practices.

The audit committee is not responsible for conducting reviews of auditing or accounting procedures. Management of the Company has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process, including primary responsibility for establishing, maintaining and evaluating the effectiveness of internal control over financial reporting. The Company's independent auditors are responsible for auditing and reporting on the conformity of the Company's consolidated financial statements to accounting principles generally accepted in the United States. The independent auditors are also responsible for auditing and reporting on the effectiveness of the Company's internal control over financial reporting. The audit committee serves a board-level oversight role in which it provides advice, counsel and direction to management and the independent auditors on the basis of the information it receives, discussions with the independent auditors and the experience of the audit committee's members in business, financial and accounting matters.

In this context, the audit committee has prepared the following report on its activities and with respect to the Company's audited financial statements for the fiscal year ended December 28, 2010 (the "Audited Financial Statements").

- The audit committee met 19 times during the fiscal year 2010. The committee's meetings included private sessions with the Company's independent auditors and internal auditor, as well as executive sessions consisting of only committee members. The committee also met periodically in private sessions with the Company's Chief Financial Officer and the Company's General Counsel;
- The audit committee revised its charter to incorporate best practices adopted by peer and representative companies;
- The audit committee approved an amended charter for the Company's internal audit department;
- The audit committee reviewed the scope, plans and results of the testing performed by the Company's internal auditors and independent auditors in their assessments of internal control over financial reporting;
- The audit committee reviewed the matters submitted to it via the confidential, anonymous reporting mechanisms regarding concerns about allegedly questionable financial, accounting or auditing matters;

- The audit committee reviewed with management, including the internal auditor and the General Counsel, and the independent auditors, the Company's practices with respect to risk assessment and risk management. The overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs were also reviewed;
- The audit committee reviewed and discussed the Company's Audited Financial Statements for the fiscal year 2010 with management;
- The audit committee discussed with KPMG LLP, the Company's independent auditors for the fiscal year 2010, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees;
- The audit committee received from the independent auditors the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence, and has discussed with the independent auditor the independent auditor's independence;
- The audit committee reviewed the selection, application and disclosure of critical accounting policies;
- The audit committee reviewed the Company's earnings press releases;
- The audit committee reviewed the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K prior to filing with the SEC; and
- Based on the review and discussion referred to above, and in reliance thereon, the audit committee recommended to the Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2010, for filing with the SEC.

All members of the audit committee concur in this report.

Gregory N. Moore, Chair
James F. Parker
James R. Ramsey

Fees Paid to the Independent Auditors

We paid the following fees to KPMG LLP for fiscal years 2010 and 2009:

	2010	2009
Audit Fees	$527,000	$556,500
Audit-related Fees	1,500	1,500
Tax Fees	55,680	—
All Other Fees	—	—
	$584,180	$558,000

Audit Fees

KPMG LLP charged $527,000 and $556,500 in fiscal years 2010 and 2009, respectively, for professional services in connection with the audit of the Company's annual financial statements and its internal control over financial reporting and for the reviews of the Company's financial statements included in the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years shown.

Audit-related Fees

KPMG LLP charged $1,500 in both fiscal years 2010 and 2009 for professional services related to reviews of specific restaurants' sales for licensing purposes. Both the retention of KPMG LLP for these services and the budget for these services were pre-approved by the audit committee.

Tax Fees

KPMG LLP charged $55,680 in fiscal year 2010 for tax consulting services related to structuring the Company's international business operations. Both the retention of KPMG LLP for these services and the budget for these services were pre-approved by the audit committee. KPMG LLP did not charge the Company for any tax consulting services in fiscal year 2009.

All Other Fees

KPMG LLP did not bill the Company for any fees for products and services rendered in fiscal years 2010 and 2009 other than those reported in the foregoing paragraphs.

Pre-approval Policies and Procedures

The audit committee pre-approved all audit, audit-related and permissible non-audit services provided to the Company by KPMG LLP before management engaged the auditors for those purposes. The policy of the committee is to review all engagement letters for accounting firms for non-audit services while allowing the Company to enter into the agreements, but to specifically pre-approve all services to be provided by the firm which performs the annual audit of the Company's financial statements and internal control over financial reporting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The audit committee's charter provides that the audit committee will review and approve any transactions between us and any of our executive officers, directors and 5% stockholders, or any members of their immediate families, in which the amount involved exceeds the threshold limits established by the regulations of the SEC. In reviewing a related-party transaction, the audit committee considers the material terms of the transaction, including whether the terms are generally available to an unaffiliated third party under similar circumstances. Except as specifically noted, the transactions described below were entered into prior to our IPO, and we were contractually obligated to perform under these agreements prior to the formation of the audit committee.

Grants of Franchise or License Rights

We have licensed or franchised restaurants to companies owned in part by the executive officers, directors and 5% stockholders listed below. The licensing or franchise fees paid by these companies to us range from 0.0% to 3.5% of restaurant sales.

Restaurant	Name and Ownership	Initial Franchise Fee	Royalty Rate	Fees Paid to Us in Fiscal 2010
				($ in thousands)
Billings, MT	W. Kent Taylor (55.0%)	—	3.5%	150.4
	Scott M. Colosi (2.0%)			
Bossier City, LA	Steven L. Ortiz (66.0%)	—	3.5%	159.7
Brownsville, TX	G.J. Hart (61.23%)	—	3.5%	169.2
	Steven L. Ortiz (30.61%)			
Everett, MA	W. Kent Taylor (59.0%)	—	3.5%	204.4
Fargo, ND	G.J. Hart (83.84%)	—	3.5%	148.1
	Scott M. Colosi (5.05%)			
Longmont, CO	Steven L. Ortiz (47.5%)	—	3.5%	110.0
McKinney, TX	G.J. Hart (30.0%)	—	3.5%	141.3
	Steven L. Ortiz (30.0%)			
	Scott M. Colosi (2.0%)			
Melbourne, FL(1)	W. Kent Taylor (34.0%)	—	—	92.4
Muncie, IN(2)	W. Kent Taylor (11.48%)	—	$50,000 per year	50.0
New Berlin, WI	G.J. Hart (30.0%)	—	3.5%	103.8
	Steven L. Ortiz (30.0%)			
	Scott M. Colosi (2.0%)			
Omaha, NE	G.J. Hart (68.68%)	—	3.5%	158.5
	Scott M. Colosi (10.99%)			
Port Arthur, TX	W. Kent Taylor (30.0%)	—	3.5%	164.6
	G.J. Hart (30.0%)			
	Steven L. Ortiz (30.5%)			
	Scott M. Colosi (3.0%)			
Temple, TX	Steven L. Ortiz (78.0%)	—	3.5%	124.8
Wichita, KS	W. Kent Taylor (51.1%)	—	3.5%	226.5
	Scott M. Colosi (4.0%)			

(1) Licensed restaurant which opened in September 1996. In lieu of royalties, the entity pays supervision fees.

(2) Licensed restaurant which opened in November 1996.

We have entered into a preliminary franchise agreement with a company which is 95% owned by W. Kent Taylor to develop a restaurant at a location which is to be determined. The terms of the preliminary franchise agreement provide for no initial franchise fees and royalties of 3.5% of restaurant sales. During 2010, we received no payment from this franchise restaurant, as none was due. The executive officers will not be granted any additional franchise rights.

The franchise agreements and preliminary franchise agreements that we have entered into with our executive officers, directors and 5% stockholders contain the same terms and conditions as those agreements that we enter into with our other domestic franchisees, with the exception of the initial franchise fees and the royalty rates, which are currently $40,000 and 4.0%, respectively, for our other domestic franchisees. With the exception of the Melbourne, FL and Muncie, IN licensed restaurants, we have the contractual right, but not the obligation, to acquire the restaurants owned by our executive officers, directors and 5% stockholders based on a pre-determined valuation formula which is the same as the formula contained in the domestic franchise agreements that we have entered into with other franchisees with whom we have such rights. A preliminary agreement for a franchise may be terminated if the franchisee does not identify and obtain our approval of its restaurant management personnel, locate and obtain our approval of a suitable site for the restaurant or does not demonstrate to us that it has secured necessary capital and financing to develop the restaurant. Once a franchise agreement has been entered into, it may be terminated if the franchisee defaults in the performance of any of its obligations under the agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant or misuses the Texas Roadhouse trademarks.

Other Related Transactions

The Longview, Texas restaurant, which was acquired by us in connection with the completion of our IPO, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease is for 15 years and will terminate in November 2014. The lease can be renewed for two additional periods of five years each. Rent is approximately $19,000 per month. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building or property or becomes insolvent. Total rent payments for 2010 were approximately $224,000.

The Bossier City, Louisiana restaurant, of which Steven L. Ortiz beneficially owns 66.0% and we own 5.0%, is leased from an entity owned by Mr. Ortiz. The lease is for 15 years and will terminate on March 31, 2020. The lease can be renewed for three additional periods of five years each. Rent is approximately $16,600 per month and escalates 10% each five years during the term. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain insurance, abandons the property or becomes insolvent. The tenant's obligation to pay rent commenced in April 2005 and total rent payments for 2010 were approximately $193,000. The audit committee ratified this transaction in February 2005 after considering market rentals of comparable land and building leases and considering our limited ownership interest. Additionally, the audit committee requested that we attempt to purchase the land and building from Mr. Ortiz' entity in the event the restaurant is ever acquired by us.

We entered into real estate lease agreements for franchise restaurants located in Everett, MA, of which W. Kent Taylor beneficially owns 59.0%, Longmont, CO, of which Steven L. Ortiz owns 47.5%, and Fargo, ND, of which G.J. Hart owns 83.84% and Scott M. Colosi owns 5.05%, before our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but we remain contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014, the Everett lease expires in February 2018 and the Fargo lease expires in July 2016.

PROPOSAL 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors requests stockholder approval of the compensation of the Company's Named Executive Officers as described in the Compensation Discussion and Analysis, the Executive Compensation section and the other related executive compensation tables and related discussions in this proxy statement. As an advisory vote, the outcome of the voting on this proposal is not binding upon the Company; however, the compensation committee, which is responsible for establishing and administering the Company's executive compensation program, values the opinions expressed by stockholders on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

The objective of the compensation committee in setting and evaluating the compensation of our Named Executive Officers is to provide those officers with a package that is competitive with comparable positions in similar industries and which, in total, promotes the profitability of the Company by tying a significant amount of each officer's compensation to the overall performance of the Company. As a result, compensation for the Named Executive Officers is divided into three key components: (1) base salary, which provides a secure base of compensation and serves to motivate and retain our Named Executive Officers; (2) an incentive bonus, which rewards our Named Executive Officers for the success of the Company as measured by growth in the Company's earnings per diluted share, and for each officer's individual contribution to that success; and (3) grants of restricted stock units, which offer the Named Executive Officers a financial interest in the long-term success of the Company and align their interests with those of our stockholders.

This structure, along with the culture and values of our Company, allows the Company to attract and retain top talent, while also encouraging our officers to keep their focus on key strategic financial and operational goals. Therefore, the Board requests approval of the compensation packages of our Named Executive Officers.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE EXECUTIVE COMPENSATION DETAILED IN THIS PROXY STATEMENT.

PROPOSAL 4
ADVISORY VOTE ON FREQUENCY OF ADVISORY VOTE ON EXECUTIVE COMPENSATION

This Proposal 4 provides stockholders the opportunity to cast an advisory vote on how frequently they would like to cast advisory votes on executive compensation (a "say-on-pay" vote). Under this Proposal 4, stockholders may vote to conduct a say-on-pay vote every year, every two years or every three years. As an advisory vote, the outcome of the voting on this proposal is not binding upon the Company; however, the Board values the opinions expressed by stockholders in their vote on this proposal.

As stated above, the compensation program for the Named Executive Officers is closely tied to the long-term achievement of the Company's financial and operational objectives. Of the three key components of executive compensation, two are directly impacted by the Company's financial success over a period of years. We believe that this structure aligns our officers' interests with those of our stockholders and keeps their focus on long-term business development, as well as short-term financial results. This structure is complemented by the fact that the employment agreements of our Named Executive Officers have historically been multi-year contracts.

Based on these considerations, we feel that our stockholders can most meaningfully evaluate the compensation offered to our Named Executive Officers by considering their performance relative to the performance of the Company over a period of three years. Evaluating these items annually, or even bi-annually, carries the risk of focusing on and/or reacting to short-term results which could, in effect, cause an excessive shift in focus toward short-term goals, as opposed to a balanced approach involving long-term brand building as well as near-term results. We believe having the opportunity to vote once every three years will allow our stockholders to more fully and accurately assess the success or failure of our compensation strategies in light of Company performance for the relevant time period.

In addition, the compensation committee believes that an advisory vote on this issue once every three years will provide the committee with an appropriate amount of time to thoughtfully consider any concerns raised by the stockholders, to develop a response to those concerns and to implement changes to the executive compensation plans if necessary. Therefore, the Board recommends approval of a frequency of "every three years" for the say-on-pay vote.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS SELECT "EVERY THREE YEARS" AS THE FREQUENCY WITH WHICH SAY ON PAY VOTES WILL BE CONDUCTED.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Overview and Philosophy

We entered into new employment agreements with G.J. Hart, Scott M. Colosi, W. Kent Taylor, Steven L. Ortiz and Sheila C. Brown, our Named Executive Officers, on January 14, 2008, which were effective as of December 26, 2007. On February 18, 2010, we amended those employment agreements to extend the term of each officer's employment from January 7, 2011 until January 7, 2012 at the same annual base salary and annual base incentive bonus amount (the "Amendments"). In the discussion below, we refer to the employment agreements, as they have been amended, as the Employment Agreements.

Each officer's Employment Agreement establishes a base salary which is to remain constant throughout the term of the agreement. The Employment Agreements also establish an incentive bonus amount based on the achievement of defined goals to be established annually by the compensation committee. Except with respect to Mr. Taylor's employment agreement, the amount of the annual base incentive bonus may be increased 5% each year through the term, provided that there has been an appropriate increase in the goals to be achieved each year, as determined by the compensation committee. Except with respect to Mr. Taylor's employment agreement, each officer's Employment Agreement provides for the grant of restricted stock units, the conditional right to receive shares of our common stock upon vesting. Each officer has agreed not to compete with us during the term of his or her employment and for a period of two years following his or her termination of employment, unless the officer's employment is terminated without cause following a change in control, in which case the officer has agreed not to compete with us through the date of the last payment of the officer's severance payments.

The underlying philosophy reflected in the Employment Agreements was to provide the Named Executive Officers with a compensation package which, in total, would promote the profitability of the Company and which was a pragmatic response to external market conditions; that is, compensation that is competitive with comparable positions in similar industries, including the casual dining sector of the restaurant industry, but which is reasonable and in the best interests of our stockholders. We believe that the overall design of the compensation packages, along with the culture and values of our Company, allows us to attract and retain top talent, while also keeping the Named Executive Officers focused on both long-term business development and short-term financial growth.

To assist them in the determination of the compensation packages under the Employment Agreements, in 2007 the compensation committee retained the Mercer human resources consulting firm to provide services. Mercer was asked to gather actual data for positions the same as or similar to those of the Named Executive Officers. The compensation committee requested that data be presented for the following companies: Applebee's International; Benihana; BJ's Restaurants; Buffalo Wild Wings; California Pizza Kitchen; Cheesecake Factory; Bob Evans Farms; IHOP; Morton's Restaurant; O'Charley's; Panera Bread; Rare Hospitality International; Red Robin Gourmet Burgers; Ruby Tuesday; and Ruth's Chris Steak House. These companies were selected on the basis of their size, complexity, revenue and/or segment of the restaurant industry relative to the Company.

The compensation committee did not strive to target any specified percentile of any element of the peer companies' compensation. Rather, the compensation committee applied the business judgment of the committee members to design compensation packages for the Named Executive Officers based on the specific philosophies described below taking into account all surrounding facts and circumstances.

Elements of Compensation

Base Salary

Base salaries for our Named Executive Officers are designed to provide a secure base of compensation which will be effective in motivating and retaining key executives. The actual amounts paid to each Named Executive Officer during the fiscal year 2010 are more fully described in "Executive Compensation."

Each officer's Employment Agreement established an annual salary as shown in the table below which is to remain constant throughout the term of the agreement.

	Annual Salary ($)
G.J. Hart President, Chief Executive Officer	600,000
Scott M. Colosi Chief Financial Officer	300,000
W. Kent Taylor Chairman	300,000
Steven L. Ortiz Chief Operating Officer	460,000
Sheila C. Brown General Counsel, Corporate Secretary	225,000

Incentive Bonus

Incentive bonuses are designed to reward our Named Executive Officers for the success of the Company, as measured by growth in the Company's earnings per diluted share ("EPS"), and for each officer's individual contribution to that success. It is our belief that a significant amount of each officer's compensation should be tied to the performance of the Company.

Each year, the compensation committee establishes a new annual target for the Named Executive Officers under the existing incentive compensation program. In February 2010, an EPS target of $0.705 to $0.735 was approved. The annual target represented management's estimate of EPS for the fiscal year 2010 and reflected EPS growth of five to ten percent over the actual results achieved during fiscal year 2009. Management's estimate was primarily driven by the uncertainty of the macroeconomic environment and the impact on the restaurant industry and the Company, offset by anticipated food cost deflation. Depending on the level of achievement of the EPS target each year, the bonus may be reduced to a minimum of $0 or increased to a maximum of two times the base amount. The base, minimum and maximum amounts payable to each officer are shown in the table below. Each $0.005 change from the EPS target results in an increase or decrease of 7% to the base bonus amount within the range specified. For example, if we achieved $0.74 of EPS, the bonus payable would have been 107% of the base bonus amount. Conversely, if we achieved $0.70, the bonus payable would have been 93% of the base bonus amount. The annual target can be adjusted for acquisitions or divestitures, accounting changes and other extraordinary events as noted by the compensation committee. No such adjustments were made to the 2010 annual target, and in February 2011, the committee authorized bonus payments to the officers at 191% of the base amount, based on actual EPS achieved during fiscal year 2010. The actual amounts earned by each Named Executive Officer during fiscal year 2010 are more fully described in "Executive Compensation."

We pay bonuses on a quarterly basis, based upon achievement of quarterly targets that equal, in the aggregate, the annual target.

Executive Incentive Compensation for the Fiscal Year 2010

Name	Base Bonus $	Minimum Bonus $	Maximum Bonus $
G.J. Hart	600,000	—	1,200,000
Scott M. Colosi	250,000	—	500,000
W. Kent Taylor	200,000	—	400,000
Steven L. Ortiz	400,000	—	800,000
Sheila C. Brown	100,000	—	200,000

Stock Awards

Prior to fiscal year 2008, we had historically granted stock options to approximately 1,000 employees, including our Named Executive Officers except Mr. Taylor. Under our 2004 Equity Incentive Plan, the exercise price of stock options is the closing price of our stock on the trading day immediately preceding the date of the grant. It was our practice to grant options quarterly on the day that follows the third full trading day after the public release of the Company's earnings for the prior fiscal quarter.

Beginning with fiscal year 2008, we have awarded restricted stock units in lieu of stock options to those employees who had been eligible to receive stock options. Each restricted stock unit represents the conditional right to receive one share of our common stock upon satisfaction of the vesting requirements. We have continued our practice of granting these awards quarterly on the day that follows the third full trading day after the public release of the Company's earnings for the prior fiscal quarter.

Except with respect to Mr. Taylor's employment agreement, the Employment Agreements provide for the granting of restricted stock units. We believe that restricted stock units, like stock options, offer the Named Executive Officers a financial interest in the Company and align their interests with those of our stockholders. Similar to stock options, the value of a restricted stock unit is dependent upon the price of our common stock on the date of vesting. Therefore, a recipient of a restricted stock unit is motivated to improve the Company's performance in the hope that the performance will be reflected by the stock price. Restricted stock units also serve to retain the Named Executive Officers as they vest over a period of time. The number of restricted stock units granted to each officer reflects each officer's job responsibilities and individual contribution to the success of the Company. The number of restricted stock units granted in 2008 are shown in the table below. Each of these grants vest in 25% increments each January 7 over a four-year period. Mr. Taylor requested that he not be granted any restricted stock units, and the compensation committee honored his request.

	Restricted Stock Units granted pursuant to 2008 Employment Agreements
G.J. Hart	240,000
Scott M. Colosi	125,000
W. Kent Taylor	—
Steven L. Ortiz	175,000
Sheila C. Brown	75,000

There were no grants of stock awards to the Named Executive Officers during fiscal year 2010. Except with respect to Mr. Taylor's employment agreement, the Amendments provided for a grant to each officer of restricted stock units in the amounts set forth below on January 8, 2011, which stock will vest on January 7, 2013.

	Restricted Stock Units granted pursuant to Amendments
G.J. Hart	80,000
Scott M. Colosi	41,667
W. Kent Taylor	—
Steven L. Ortiz	58,333
Sheila C. Brown	25,000

Separation and Change in Control Arrangements

The Employment Agreements provide that, except in the event of a change in control, no severance will be paid to Messrs. Hart, Taylor or Ortiz upon termination of employment, but each is entitled to receive a crisp $100 bill if his employment is terminated by us without cause before the end of the term. Except in the event of a change in control, the Employment Agreements with Mr. Colosi and Ms. Brown provide that if we terminate either of their employment without cause before the end of the term, and if the officer signs a release of all claims against us, we will pay a severance payment equal to the officer's base salary for a period of 180 days in addition to 50% of the incentive bonus earned by the officer during the last four full fiscal quarters immediately preceding the fiscal quarter in which the termination occurred. The salary component of the severance payments is subject to deductions and withholdings and is to be paid to the officers in periodic installments in accordance with our normal payroll practices. The bonus component of the severance payments to the officers is to be paid on the same date as the payment would have been made had his or her employment not been terminated.

The Employment Agreements with each of the officers also provide that if the officer's employment is terminated other than for cause following a change in control, or if the officer resigns for good reason following a change in control because he or she is required to move, the Company's successor does not agree to be bound by the agreement, or the officer's duties, pay or total benefits are reduced, such officer will receive severance payments in an amount equal to the officer's base salary and incentive bonus for a period which is the longer of through the end of the term of the agreement or one year. In addition, the officer's unvested stock options or other stock awards, if any, will become vested as of the date of termination. The payments and acceleration of vesting of the stock options or other stock awards are contingent upon the officer signing a full release of claims against us. The salary component of the severance payments is subject to deductions and withholdings and is to be paid to the officers in periodic installments in accordance with our normal payroll practices. The bonus component of the severance payments to the officers is to be paid on the same date as the payment would have been made had his or her employment not been terminated.

The estimated amounts that would have been payable to a Named Executive Officer under these arrangements are more fully described in "Termination, Change of Control and Change of Responsibility Payments."

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 28, 2010.

All members of the compensation committee concur in this report.

James F. Parker, Chair
Martin T. Hart
Gregory N. Moore
James R. Ramsey
James R. Zarley

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The compensation committee of the Board is comprised of Messrs. Martin Hart, Moore, Parker, Ramsey and Zarley, each a non-employee director of the Company. None of our executive officers serve on the compensation committee or board of directors of any other company of which any members of our compensation committee or any of our directors is an executive officer.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation paid or accrued for the fiscal years 2010, 2009 and 2008 for G.J. Hart, our President and Chief Executive Officer, Scott M. Colosi, our Chief Financial Officer, and each of our three other most highly compensated executive officers, each of whom were executive officers at the end of the fiscal year 2010.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Grant Date Fair Value of Stock Awards ($)(2) (e)	Non-equity Incentive Plan Compensation ($) (f)	Total ($) (g)
G.J. Hart	2010	600,000	—	—	1,142,400	1,742,400
President, Chief Executive Officer	2009	600,000	—	—	1,200,000	1,800,000
	2008	600,000	—	2,344,800	324,000	3,268,800
Scott M. Colosi	2010	300,000	200	—	476,000	776,200
Chief Financial Officer	2009	300,000	200	—	500,000	800,200
	2008	300,000	200	1,221,250	135,000	1,656,450
W. Kent Taylor	2010	300,000	—	—	380,800	680,800
Chairman of the Company	2009	300,000	—	—	400,000	700,000
	2009	300,000	—	—	108,000	408,000
Steven L. Ortiz	2010	460,000	—	—	761,600	1,221,600
Chief Operating Officer	2009	460,000	—	—	800,000	1,260,000
	2008	460,000	200	1,709,750	216,000	2,385,950
Sheila C. Brown	2010	225,000	200	—	190,400	415,600
General Counsel, Corporate Secretary	2009	225,000	200	—	200,000	425,200
	2008	225,000	200	732,750	54,000	1,011,950

(1) This column represents holiday bonus awards paid to the Named Executive Officers for the fiscal years ended December 28, 2010, December 29, 2009 and December 30, 2008.

(2) For restricted stock units, fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $9.77. No option awards were granted during the period of time covered by this table.

The Company cautions that the amounts reported in the Summary Compensation Table for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued service with the Company. Additional information on all outstanding stock and option awards is reflected in the "Grants of Plan-Based Awards Table" and the "Outstanding Equity Awards at Fiscal Year End Table."

Grants of Plan-Based Awards in Fiscal Year 2010

There were no grants of stock awards to the Named Executive Officers during fiscal year 2010.

Outstanding Equity Awards

The following table presents information with respect to outstanding stock option and stock awards as of December 28, 2010 by the Named Executive Officers.

Outstanding Equity Awards at Fiscal Year End Table

	Option Awards				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Option Exercise Price ($) (d)	Option Expiration Date(1) (e)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (g)
G.J. Hart	175,000	—	8.75	10/08/2014(i)	120,000(i)	2,077,200
Scott M. Colosi	35	—	3.45	09/09/2012(ii)	62,500(ii)	1,081,875
	35		3.45	09/09/2012(iii)		
	35		3.45	09/09/2012(iv)		
	3,480		3.45	09/09/2012(ii)		
	18,750		8.75	10/08/2014(v)		
	95,000		8.75	10/08/2014(vi)		
W. Kent Taylor	—	—	NA	NA	—	NA
Steven L. Ortiz	7,402		8.75	10/04/2014(vii)	87,500(iii)	1,514,625
	28,160		8.75	10/04/2014(vii)		
	57,000		8.75	10/08/2014(viii)		
	57,000		8.75	10/08/2014(v)		
	171,000		8.75	10/08/2014(vi)		
Sheila C. Brown	—	—	NA	NA	37,500(iv)	649,125

(1) The option vesting dates are as follows:

(i) 10/08/2007

(ii) 09/09/2006

(iii) 09/09/2007

(iv) 09/09/2008

(v) 10/08/2006

(vi) 10/08/2007

(vii) 10/04/2005

(viii) 10/08/2005

See the "Compensation Discussion and Analysis" for the conditions of accelerated vesting upon termination of employment other than for cause.

(2) The vesting schedule is as follows:

(i) 60,000 shares on each of January 7, 2011 and January 7, 2012

(ii) 31,250 shares on each of January 7, 2011 and January 7, 2012

(iii) 43,750 shares on each of January 7, 2011 and January 7, 2012

(iv) 18,750 shares on each of January 7, 2011 and January 7, 2012

See the Compensation Discussion and Analysis for the conditions of accelerated vesting upon termination of employment other than for cause.

(3) Market value was computed using the Company's closing stock price on December 28, 2010 of $17.31 per share.

Option Exercises

The following table presents information with respect to stock options exercised during the fiscal year ended December 28, 2010 by the Named Executive Officers.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(2) (e)
G.J. Hart	205,448	986,614	60,000	669,000
Scott M. Colosi	221,415	2,586,426	31,250	348,438
W. Kent Taylor	—	NA	—	NA
Steven L. Ortiz	—	NA	43,750	487,812
Sheila C. Brown	114,264	425,191	18,750	209,063

(1) The value realized upon exercise of options represents the difference between the market value of the underlying securities at exercise and the exercise price of the options.

(2) The value realized upon vesting of restricted stock units represents the market value of the underlying shares on the vesting date.

Termination, Change of Control and Change of Responsibility Payments

The following table lists the estimated amounts payable to a Named Executive Officer if his or her employment had been terminated without cause unrelated to a change of control on December 28, 2010, the last day of our fiscal year, provided that each officer signed a full release of all claims against us.

Termination Payments Table

Name (a)	Estimated Payments ($)(1) (b)	Estimated Value of Newly Vested Stock Awards ($)(2) (c)	Total ($) (d)
G.J. Hart	100	2,077,200	2,077,300
Scott M. Colosi	397,945	1,081,875	1,479,820
W. Kent Taylor	100	NA	100
Steven L. Ortiz	100	1,514,625	1,514,725
Sheila C. Brown	210,959	649,125	860,084

(1) Messrs. Hart, Taylor and Ortiz were each entitled to a crisp $100 bill upon the termination of their employment without cause. If the employment of Mr. Colosi had been terminated under those circumstances, he would have received the amount of his annual base salary then in effect ($300,000) for 180 days, plus 50% of the bonus he earned ($500,000) during the four quarters preceding the fourth quarter of the fiscal year 2010. If the employment of Ms. Brown had been terminated under those circumstances, she would have received the amount of her annual base salary then in effect ($225,000) for 180 days, plus 50% of the bonus she earned ($200,000) during the four quarters preceding the fourth quarter of the fiscal year 2010.

(2) Except with respect to Mr. Taylor, who has no restricted stock units, each officer's restricted stock units would have become immediately exercisable upon a termination of his or her employment without cause. The amounts shown in this column represent the value of the restricted stock units at the closing price of our common stock on December 28, 2010, which was $17.31. The number of restricted stock units which would have vested on that date is shown in "Outstanding Equity Awards." None of the Named Executive Officers had unvested stock options as of December 28, 2010.

The following table lists the estimated amounts payable to a Named Executive Officer if his or her employment had been terminated without cause following a change of control, or if any of the officers had resigned his or her position for good reason following a change of control, on December 28, 2010, the last day of our fiscal year, provided that each officer signed a full release of all claims against us.

Change in Control, Change in Responsibilities Payments Table

Name (a)	Estimated Payments ($)(1) (b)	Estimated Value of Newly Vested Stock Awards ($)(2) (c)	Total ($) (d)
G.J. Hart	1,211,538	2,077,200	3,288,738
Scott M. Colosi	555,769	1,081,875	1,637,644
W. Kent Taylor	505,769	NA	505,769
Steven L. Ortiz	868,846	1,514,625	2,383,471
Sheila C. Brown	329,327	649,125	978,452

(1) If the employment of any of the officers had been terminated without cause following a change of control, or if any of the officers had resigned his or her position for good reason following a change of control, the officer would have received the amount of his or her then current base salary and incentive bonus through the end of the term of the officer's employment agreement, but not less than one year. Had an officer's employment been so terminated on December 28, 2010, each officer would have continued to receive payment through January 7, 2012.

The table below details the estimated payment for each officer.

Name (a)	Salary ($) (b)	Bonus ($) (c)	Total Estimated Payments ($) (d)
G.J. Hart	611,538	600,000	1,211,538
Scott M. Colosi	305,769	250,000	555,769
W. Kent Taylor	305,769	200,000	505,769
Steven L. Ortiz	468,846	400,000	868,846
Sheila C. Brown	229,327	100,000	329,327

(2) Except with respect to Mr. Taylor, who has no restricted stock units, each officer's restricted stock units would have become immediately exercisable upon a termination of his or her employment without cause following a change of control, or if any of the officers had resigned his or her position for good reason following a change of control. The amounts shown in this column represent the value of the restricted stock units at the closing price of our common stock on December 28, 2010, which was $17.31. The number of restricted stock units which would have vested on that date are shown in "Outstanding Equity Awards." None of the Named Executive Officers had unvested stock options as of December 28, 2010.

STOCK OWNERSHIP INFORMATION

The following table sets forth as of December 28, 2010 certain information with respect to the beneficial ownership of the Company's common stock of (i) the Chief Executive Officer, the Chief Financial Officer and the other three executive officers of the Company who earned the highest total compensation during the fiscal year 2010 (the "Named Executive Officers"), (ii) each director or nominee for director of the Company, (iii) all directors and executive officers as a group, and (iv) each stockholder other than management stockholders known by the Company to be the owner of 5% or more of the Company's common stock. The Company has no shares of preferred stock outstanding. In the table below, the voting percentages reflect all the shares common stock outstanding as of December 28, 2010.

Name	Common Stock(1)	
	Common Stock Ownership(2)	Percent
Directors, Nominees and Named Executive Officers:		
W. Kent Taylor(3)(4)	8,200,008	11.35%
G.J. Hart	289,032	*
Martin T. Hart(5)	213,008	*
Gregory N. Moore	64,722	*
James F. Parker	73,560	*
James R. Ramsey	73,368	*
James R. Zarley	62,500	*
Steven L. Ortiz	595,628	*
Scott M. Colosi	203,045	*
Sheila C. Brown	68,048	*
Directors, Nominees and All Executive Officers as a Group (10 Persons)	9,842,919	13.45%
Other 5% Beneficial Owners**		
Capital Research Global Investors 333 South Hope Street Los Angeles, California 90071	4,672,200(6)	6.47%
Prudential Financial, Inc 751 Broad Street Newark, New Jersey 07102-3777	4,331,890(7)	6.00%
Blackrock, Inc. 40 East 52nd Street New York, New York 10022	4,156,333(8)	5.76%

* Represents beneficial ownership of less than 1.0% of the outstanding shares of class.

** This information is based on stock ownership reports on Schedule 13G filed by each of these stockholders with the SEC as of December 31, 2010.

(1) Based upon information furnished to the Company by the named persons and information contained in filings with the SEC. Under the rules of the SEC, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days, and such shares are deemed to be outstanding for the purpose of computing the percentage beneficially owned by such person or group. However, we do not consider shares of which beneficial ownership can be acquired within 60 days to be outstanding when we calculate the percentage ownership of any other person. "Common Stock Ownership" includes (a) stock held in joint tenancy, (b) stock owned as tenants in common, (c) stock owned or

held by spouse or other members of the reporting person's household and (d) stock in which the reporting person either has or shares voting and/or investment power, even though the reporting person disclaims any beneficial interest in such stock.

(2) The following table lists the shares to which each named person has the right to acquire beneficial ownership within 60 days of December 28, 2010 through the exercise of stock options or the vesting of restricted stock units granted pursuant to our equity incentive plan:

Name	**Shares which may be acquired within 60 days pursuant to stock awards**
W. Kent Taylor	—
G.J. Hart	235,000
Martin T. Hart	47,500
Gregory N. Moore	47,500
James F. Parker	47,500
James R. Ramsey	20,834
James R. Zarley	47,500
Steven L. Ortiz	364,312
Scott M. Colosi	148,585
Sheila C. Brown	18,750
Directors, Nominees and All Executive Officers as a Group (10 Persons)	977,481

(3) Mr. Taylor's address is c/o Texas Roadhouse, Inc., 6040 Dutchmans Lane, Suite 200, Louisville, Kentucky 40205.

(4) 100,000 shares are pledged to a bank.

(5) 165,508 shares are pledged to a bank.

(6) As reported on the Schedule 13G filed by Capital Research Group Investors with the SEC on February 10, 2011, it has sole voting and dispositive power with respect to these shares.

(7) As reported on the Schedule 13G filed by Prudential Financial, Inc. with the SEC on February 8, 2011, it has sole voting and dispositive power with respect to 434,625 shares, shared voting power with respect to 1,871,826 shares, and shared dispositive power with respect to 3,897,265 shares. Prudential Financial, Inc. indirectly owns 100% of the equity interests of Jennison Associates LLC, which filed a Schedule 13G with the SEC on February 11, 2011. Jennison Associates LLC does not file jointly with Prudential Financial, Inc., and as such, shares included in the Schedule 13G filed by Jennison Associates LLC may also be included in the shares reported on the Schedule 13G filed by Prudential Financial, Inc. Jennison Associates LLC has sole voting power with respect to 3,961,455 shares and shared dispositive power with respect to 4,077,944 shares.

(8) As reported on the Schedule 13G filed by Blackrock, Inc. with the SEC on February 9, 2011, it has sole voting and dispositive power with respect to these shares.

STOCKHOLDER PROPOSALS

Under Rule 14a-8 promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), stockholders may present proposals to be included in the Company proxy statement for consideration at the next annual meeting of its stockholders by submitting their proposals to the Company in a timely manner. Any such proposal must comply with Rule 14a-8.

The Company's by-laws, a copy of which is available on the Company's website, *www.texasroadhouse.com,* require stockholders who intend to propose business for consideration by stockholders at the 2012 Annual Meeting, other than stockholder proposals that are included in the proxy statement, to deliver written notice to the principal executive offices of the Company on or before December 10, 2011. This notice must include a description of the business desired to be brought before the annual meeting, the name and address of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the business is being brought, the class, series and number of shares of the Company which are beneficially owned by the stockholder and such other beneficial owner and any material interest of the stockholder and such other beneficial owner in such business. Similar requirements are set forth in the Company's by-laws with respect to stockholders desiring to nominate candidates for election as director. Exchange Act rules permit management to vote proxies in its discretion in certain cases if the stockholder does not comply with these deadlines, and in certain other cases notwithstanding the stockholder's compliance with these deadlines. If a stockholder submitting a matter to be raised at the Company's next annual meeting or a candidate for election as director desires that such matter or candidate be included in the Company's proxy statement, such matter or candidate must be submitted to the Company no later than December 10, 2011.

The rules of the SEC set forth standards for what stockholder proposals the Company is required to include in a proxy statement for an annual meeting.

STOCKHOLDERS' COMMUNICATIONS WITH THE BOARD

Stockholders that want to communicate in writing with the Board, or specified directors individually, may send proposed communications to the Company's Corporate Secretary, Sheila C. Brown, at 6040 Dutchmans Lane, Suite 200, Louisville, Kentucky 40205. The proposed communication will be reviewed by the audit committee and the General Counsel. If the communication is appropriate and serves to advance or improve the Company or its performance, contains no objectionable material or language, is not unreasonable in length, and is directly applicable to the business of the Company, it is expected that the communication will receive favorable consideration for presentation to the Board or appropriate director(s).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of stock ownership and reports of changes in stock ownership and to provide the Company with copies of all such filed forms. Based solely on its review of such copies or written representations from reporting persons, the Company believes that all reports were filed on a timely basis during the fiscal year ended December 28, 2010.

FORM 10-K

The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2010, accompanies this proxy statement. The Company's Annual Report does not form any part of the material for solicitation of proxies.

Any stockholder who wishes to obtain, without charge, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2010, which includes financial statements, and is required to be filed with the SEC, may access it at *www.texasroadhouse.com* in the Investors section or may send a written request to Sheila C. Brown, Corporate Secretary, Texas Roadhouse, Inc., 6040 Dutchmans Lane, Suite 200, Louisville, Kentucky 40205.

OTHER BUSINESS

The Board is not aware of any other matters to be presented at the Annual Meeting other than those set forth herein and routine matters incident to the conduct of the meeting. If any other matters should properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy, or their substitutes, intend to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,



Sheila C. Brown
Corporate Secretary

Louisville, Kentucky
April 8, 2011

Please vote your shares through any of the methods described on the proxy card as promptly as possible, whether or not you plan to attend the Annual Meeting in person. If you do attend the Annual Meeting, you may still vote in person, since the proxy may be revoked at any time before its exercise by delivering a written revocation of the proxy to the Company's Corporate Secretary.

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Texas Roadhouse, Inc.
(Exact name of registrant specified in its charter)

Delaware	**000-50972**	**20-1083890**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

6040 Dutchmans Lane, Suite 200
Louisville, Kentucky 40205
(Address of principal executive offices) (Zip Code)

(502) 426-9984
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒.

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended June 29, 2010 was $731,957,647 based on the closing stock price of $12.59. Shares of voting stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The registrant has no shares of non-voting common stock authorized or outstanding. The market value calculation was determined using the closing stock price of our common stock on the Nasdaq Global Select Market.

The number of shares of common stock outstanding were 72,444,176 on February 18, 2011.

Portions of the registrant's definitive Proxy Statement for the registrant's 2011 Annual Meeting of Stockholders, which is expected to be filed pursuant to Regulation 14A within 120 days of the registrant's fiscal year ended December 28, 2010, are incorporated by reference into Part III of the Form 10-K. With the exception of the portions of the Proxy Statement expressly incorporated by reference, such document shall not be deemed filed with this Form 10-K.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements about future events and expectations that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed under "Risk Factors" elsewhere in this report, factors that could contribute to these differences include, but are not limited to:

- our ability to raise capital in the future;
- our ability to successfully execute our growth strategy;
- our ability to successfully open new restaurants, acquire franchise restaurants or execute other strategic transactions;
- our ability to increase and/or maintain sales and profits at our existing restaurants;
- our ability to integrate the franchise or other restaurants which we acquire or develop;
- the continued service of key management personnel;
- health concerns about our food products;
- our ability to attract, motivate and retain qualified employees;
- the impact of federal, state or local government regulations relating to our employees or production and the sale of food and alcoholic beverages;
- the impact of litigation;
- the cost of our principal food products;
- labor shortages or increased labor costs;
- inflationary increases in the costs of construction and real estate;
- changes in consumer preferences and demographic trends;
- increasing competition in the restaurant industry;
- our ability to successfully expand into new domestic and international markets;
- risks associated with partnering with franchisees or other investment partners in international markets with whom we have no prior history and whose interests may not align with ours;
- the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;
- negative publicity regarding food safety, health concerns and other food or beverage related matters;
- our franchisees' adherence to our practices, policies and procedures;
- potential fluctuation in our quarterly operating results due to seasonality and other factors;
- supply and delivery shortages or interruptions;
- inadequate protection of our intellectual property;

- volatility of actuarially determined insurance losses and loss estimates;
- adoption of new, or changes in existing, accounting policies and practices;
- adverse weather conditions which impact guest traffic at our restaurants; and
- adverse economic conditions.

The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1—BUSINESS

Texas Roadhouse, Inc. ("Texas Roadhouse" or the "Company") was incorporated under the laws of the state of Delaware in 2004. From April 1, 1997 through October 8, 2004, the business of the Company was conducted by Texas Roadhouse Holdings LLC ("Holdings") and its affiliates. On October 8, 2004, Holdings and its wholly-owned and majority-owned affiliates completed a reorganization and initial public offering. In connection with the reorganization and public offering, Holdings became a subsidiary of the Company. The principal executive office is located in Louisville, Kentucky.

General Development of Business

Texas Roadhouse is a growing, moderately priced, full-service, casual dining restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service®." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of December 28, 2010, we owned and operated 274 restaurants in 43 states and franchised and licensed an additional 71 restaurants in 24 states. Of the 274 restaurants we owned and operated at the end of 2010, 271 operated as Texas Roadhouse restaurants, while three operated under the name of Aspen Creek. All of our restaurant growth in 2011 will be Texas Roadhouse restaurants, as we continue testing the viability of the Aspen Creek restaurant concept.

Financial Information about Operating Segments

As of December 28, 2010, we operated 274 restaurants, each as a single operating segment, and franchised and licensed an additional 71 restaurants. The restaurants operate exclusively in the U.S. within the casual dining segment of the restaurant industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. We consider our restaurant and franchising operations as similar and have aggregated them into a single reportable segment.

Narrative Description of Business

Texas Roadhouse is a full-service, casual dining restaurant chain. We offer an assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked to order over open gas-fired grills. In addition to steaks, we also offer our guests a selection of ribs, fish, seafood, chicken, pork chops, pulled pork and vegetable plates, and an assortment of hamburgers, salads and sandwiches. The majority of our entrées include two made-from-scratch side items, and we offer all our guests a free unlimited supply of roasted in-shell peanuts and made-from-scratch yeast rolls.

The operating strategy that underlies the growth of our concept is built on the following key components:

- *Offering high quality, freshly prepared food.* We place a great deal of emphasis on ensuring our guests receive high quality, freshly prepared food. We hand-cut almost all of our steaks and make all of our sides from scratch. As part of our process, we have developed proprietary recipes to provide consistency in quality and taste throughout all restaurants. We expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, appearance and presentation. In addition, we employ a team of product coaches whose function is to provide continual, hands-on training and education to our kitchen staff for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size.

- *Offering performance-based manager compensation.* We offer a performance-based compensation program to our individual restaurant managers and multi-restaurant supervisors, who are called "managing partners" and "market partners," respectively. Each of these partners earns a base salary plus a performance bonus, which represents a percentage of each of their respective restaurant's pre-tax net income. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced and highly motivated managing and market partners.

- *Focusing on dinner.* In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays. By focusing on dinner, our restaurant teams have to prepare for and manage only one shift per day during the week. We believe this allows our restaurant teams to offer higher quality, more consistent food and service to our guests. We believe the dinner focus provides a better "quality-of-life" for our management teams and, therefore, is a key ingredient in attracting and retaining talented and experienced management personnel. We also focus on keeping our table-to-server ratios low to allow our servers to truly focus on their guests and serve their needs in a personal, individualized manner.

- *Offering attractive price points.* We offer our food and beverages at moderate price points that are as low as or lower than those offered by many of our competitors. Within each menu category, we offer a choice of several price points with the goal of fulfilling each guest's budget and value expectations. For example, our steak entrées, which include the choice of two side items, generally range from $8.99 for our 6-ounce sirloin to $20.99 for our 18-ounce T-bone. The per guest average check for the restaurants we owned and operated in 2010 was approximately $14.63. Per guest average check represents restaurant sales divided by the number of guests served. We considered each sale of an entrée to be a single guest served. Our per guest average check is influenced by our weekday dinner only focus.

- *Creating a fun and comfortable atmosphere.* We believe the atmosphere we establish in our restaurants is a key component for fostering repeat business. Our restaurants feature a rustic southwestern lodge décor accentuated with hand-painted murals, neon signs, and southwestern prints, rugs and artifacts. Additionally, we offer jukeboxes, which continuously play upbeat country hits, and in-house entertainment such as line dancing and birthday celebrations.

Unit Prototype and Economics

We design our restaurant prototypes to provide a relaxed atmosphere and maximize restaurant sales. Our current prototypical restaurants consist of a freestanding building with approximately 6,200 to 7,000 square feet of space constructed on sites of approximately 1.7 to 2.0 acres or retail pad sites, with seating at approximately 53 to 58 tables for a total of 220 to 273 guests, including 15 bar seats, and parking for approximately 150 vehicles. Our current prototypes are adaptable to in-line and end cap locations such as spaces within an enclosed mall or a shopping center.

As of December 28, 2010, we leased 157 properties and owned 117 properties. Our 2010 average unit volume was $3.7 million, which represents restaurant sales for all company restaurants open before June 30, 2009. The time required for a new restaurant to reach a steady level of cash flow is approximately three to six months. Our capital investment (including cash and non-cash costs) for new restaurants varies significantly depending on a number of factors including, but not limited to: the square footage, layout, the scope of any required site work, type of construction labor (union or non-union), local permitting requirements, our ability to negotiate with landlords, the cost of liquor and other licenses and hook-up fees and geographical location. For 2010, the average capital investment for Texas Roadhouse restaurants developed was $3.7 million, broken down as follows:

	Average Cost	Low	High
Land(1)	$1,000,000	$ 635,000	$1,950,000
Building(2)	1,250,000	1,029,000	1,613,000
Furniture and Equipment	975,000	884,000	1,051,000
Pre-opening costs	440,000	278,000	625,000
Other(3)	75,000	—	428,000
Total	$3,740,000	$2,826,000	$5,667,000

(1) Represents the average cost for land acquisitions or 10x's initial base rent in the event the land is leased.

(2) Includes site work costs.

(3) Primarily liquor licensing costs, where applicable. This cost varies based on the licensing requirements in each state.

Our 2010 average capital investment for restaurants developed was $0.3 million lower compared to our 2009 average of $4.1 million, primarily due to building design modifications and lower site work costs. Based on our ability to lower our development costs, in addition to our improved average unit volumes and comparable restaurant sales, we increased our restaurant development plans for 2011 to approximately 20 company-owned restaurants from 14 restaurants in 2010.

Site Selection

We continue to develop and refine our site selection process. In analyzing each prospective site, our real estate team, including our restaurant market partners, devotes significant time and resources to the evaluation of local market demographics, population density, household income levels and site-specific characteristics such as visibility, accessibility, traffic generators, proximity of other retail activities, traffic counts and parking. We work actively with real estate brokers in target markets to select high quality sites and to maintain and regularly update our database of potential sites. We typically require three to six months to locate, approve and control a restaurant site and typically four to eight additional months to obtain necessary permits. Upon receipt of permits, it requires approximately four months to construct, equip and open a restaurant.

Existing Restaurant Locations

As of December 28, 2010, we had 274 company restaurants and 71 franchise restaurants in 46 states as shown in the chart below.

	Number of Restaurants		
	Company	Franchise	Total
Alabama	4	—	4
Arizona	10	—	10
Arkansas	2	—	2
California	—	4	4
Colorado	12	1	13
Connecticut	2	—	2
Delaware	2	1	3
Florida	6	4	10
Georgia	2	7	9
Idaho	4	—	4
Illinois	7	2	9
Indiana	12	8	20
Iowa	7	—	7
Kansas	2	1	3
Kentucky	8	2	10
Louisiana	7	1	8
Maine	3	—	3
Maryland	2	4	6
Massachusetts	7	1	8
Michigan	8	3	11
Minnesota	2	—	2
Mississippi	1	—	1
Missouri	9	—	9
Montana	—	1	1
Nebraska	2	1	3
Nevada	1	—	1
New Hampshire	2	—	2
New Jersey	3	—	3
New Mexico	2	—	2
New York	7	—	7
North Carolina	14	—	14
North Dakota	2	1	3
Ohio	16	4	20
Oklahoma	6	—	6
Pennsylvania	15	6	21
Rhode Island	2	—	2
South Carolina	—	6	6
South Dakota	1	—	1
Tennessee	10	2	12
Texas	47	4	51
Utah	7	1	8
Vermont	1	—	1
Virginia	8	—	8
West Virginia	1	2	3
Wisconsin	7	4	11
Wyoming	1	—	1
Total	274	71	345

Food

Menu. Texas Roadhouse restaurants offer a wide variety of menu items at attractive prices that are designed to appeal to a broad range of consumer tastes. Our dinner entrée prices generally range from $8.99 to $20.99, with at least 15 dinners priced under $10.00. We offer a broad assortment of specially seasoned and aged steaks, including 6, 8, 11 and 16 oz. Sirloins; 10, 12 and 16 oz. Rib-eyes; 6 and 8 oz. Filets; Prime Rib; and T-Bones, almost all of which are hand-cut daily on the premises and cooked over open gas-fired grills. We also offer our guests a selection of fish, seafood, chicken, pork chops, ribs, pulled pork and vegetable plates, and an assortment of hamburgers, salads and sandwiches. Entrée prices include made-from-scratch yeast rolls and most include two of the following made-from-scratch sides: baked potato, sweet potato, steak fries, mashed potatoes, house or Caesar salad, green beans, chili, seasoned rice, baked beans and steamed vegetables. Our menu allows guests to customize their meals by ordering steaks that are "smothered" either in cheese, onions, gravy or mushrooms and baked potatoes "loaded" with cheese and bacon. Other menu items include specialty appetizers such as the "Cactus Blossom®" and "Chicken Critters®" (chicken tenders). We also provide a "12 & Under" menu for children that includes a sirloin steak, rib basket, Jr. Chicken Critters, cheeseburger, hot dog and macaroni and cheese, all served with one side item and a beverage at prices generally between $2.99 and $7.99.

Most of our restaurants feature a full bar that offers an extensive selection of draft and bottled beer. Managing partners are encouraged to tailor their beer selection to include regional and local brands. We serve a selection of major brands of liquor and wine as well as margaritas. Alcoholic beverages accounted for 10.4% of restaurant sales at Texas Roadhouse in fiscal 2010.

We have maintained a fairly consistent menu over time, with a selection of approximately 60 menu items. We continually review our menu to consider enhancements to existing menu items or the introduction of new items. We change our menu only after guest feedback and an extensive study of the operational and economic implications. To maintain our high levels of food quality and service, we generally remove one menu item for every new menu item introduced so as to facilitate our ability to execute high quality meals on a focused range of menu items.

Food Quality and Safety. We are committed to serving a varied menu of high-quality, great tasting food items with an emphasis on freshness. We have developed proprietary recipes to ensure consistency in quality and taste throughout all restaurants and provide a unique flavor experience to our guests. At each restaurant, a fully trained meat cutter hand cuts our steaks and other restaurant team members prepare all side items and yeast rolls from scratch in the restaurants daily. We assign individual kitchen employees to the preparation of designated food items in order to focus on quality, consistency and speed. Additionally, we expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, appearance and presentation.

We employ a team of product coaches whose function is to provide continual, hands-on training and education to the kitchen staff in all Texas Roadhouse restaurants for the purpose of reinforcing the uniformity of recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size. The team currently consists of over 30 product coaches, supporting all Texas Roadhouse restaurants system-wide.

Food safety is of utmost importance to us. We currently utilize several programs to help ensure adherence to proper food preparation procedures and food safety standards. We have a Food Safety coordinator whose function, in conjunction with our product coaches, is to develop, enforce and maintain programs designed to promote compliance with food safety guidelines. Where required, food items purchased from qualified vendors have been inspected by reputable, outside inspection services confirming that the vendor is compliant with FDA and USDA guidelines.

Product coaches perform sanitation audits on each restaurant four times a year and these results are reviewed by various members of operations and management. To reinforce the importance of food safety, we have printed all HAACP (Hazard Analysis and Critical Points) in bold type on each recipe. In addition, most of our product coaches have obtained or are in the process of obtaining their food safety professional designation.

Purchasing. Our purchasing philosophy is designed to consistently supply fresh, quality products to the restaurants at competitive prices while maximizing operating efficiencies. We negotiate directly with suppliers for substantially all food and beverage products to ensure consistent quality and freshness and obtain competitive prices. Certain products, such as dairy products and select produce, are purchased locally to assure freshness.

Food and supplies are ordered by, and shipped directly to, the restaurants, as we do not maintain a central product warehouse or commissary. Most food products used in the operation of our restaurants are distributed to individual restaurants through an independent national distribution company. We strive to qualify more than one supplier for all key food items and believe that beef of comparable quality as well as all other essential food and beverage products are available, upon short notice, from alternative qualified suppliers.

Service

Guest Satisfaction. We believe that guest satisfaction and our ability to continually evaluate and improve the guest experience at each of our restaurants is important to our success. Through the use of guest surveys, our website "texasroadhouse.com," a toll-free guest response telephone line and personal interaction in the restaurant, we receive valuable feedback from guests. Additionally, we employ an outside service to administer a "Secret Shopper" program whereby trained individuals periodically dine and comprehensively evaluate the guest experience at each of our restaurants. Particular attention is given to food, beverage and service quality, cleanliness, staff attitude and teamwork, and manager visibility and interaction. The resulting reports are used for follow up training feedback to both staff and management. We continue to evaluate and implement processes relating to guest satisfaction, including reducing guest wait times and improving host interaction with the guest.

Atmosphere. The atmosphere of Texas Roadhouse restaurants is intended to appeal to broad segments of the population, children, families, couples, adults and business persons. Substantially all Texas Roadhouse restaurants are of our prototype design, reflecting a rustic southwestern lodge atmosphere, featuring an exterior of rough-hewn cedar siding and corrugated metal. The interiors feature pine floors and stained concrete and are decorated with hand-painted murals, neon signs, southwestern prints, rugs and artifacts. The restaurants contain jukeboxes that continuously play upbeat country hits. Guests may also view a display-baking area where our made-from-scratch yeast rolls are prepared and/or a meat cooler displaying fresh cut steaks, and may wait for seating in either a spacious, comfortable waiting area or a southwestern style bar. While waiting for a table, guests can enjoy complimentary roasted in-shell peanuts. Immediately upon being seated at a table, guests can enjoy made-from-scratch yeast rolls along with roasted in-shell peanuts.

People

Management and Employees. Each of our restaurants is generally staffed with one managing partner, one kitchen manager and one service manager, and, in many cases, one or more additional assistant managers and/or key employees. The managing partner of each restaurant has primary responsibility for the day-to-day operations of the entire restaurant and is responsible for maintaining the standards of quality and performance we establish. We use market partners to supervise the operation of our restaurants including the continuing development of each restaurant's management team. Generally, each market partner has supervisory responsibilities for up to 10 to 15 restaurants.

Through regular visits to the restaurants, the market partners ensure adherence to all aspects of our concept, strategy and standards of quality. To further assure adherence to our standards of quality and to achieve uniform execution throughout the system, we employ product coaches who regularly visit the restaurants to assist in training of both new and existing employees and to grade food quality. The attentive service and high quality food, which results from each restaurant having a managing partner, two to three managers and the hands-on assistance of a product coach, are critical to our success.

Training and Development. All restaurant employees are required to complete varying degrees of training before and during employment. Our detailed training program emphasizes our operating strategy, procedures and standards and is conducted individually at Texas Roadhouse restaurants and in groups in Louisville, Kentucky.

Our managing and market partners are generally required to have significant experience in the full-service restaurant industry and are generally hired at a minimum of four to 12 months before their placement in a new or existing restaurant to allow time to fully train in all aspects of restaurant operations. All managing partners, kitchen and service managers and other management team members are required to complete a comprehensive training program of up to 17 weeks, which includes training for every position in the restaurant. Trainees are validated at pre-determined points during their training by either the market partner, product coach or a training manager.

A number of our restaurants have been certified as training centers by our training department. This certification confirms that the training center adheres to established operating procedures and guidelines. Additionally, most restaurants are staffed with training coordinators responsible for ongoing daily training needs.

For new restaurant openings, a full team of designated trainers, each specializing in a specific restaurant position, is deployed to the restaurant at least ten days before opening. Formal employee training begins seven days before opening, and follows a uniform, comprehensive training course as directed by a training manager.

Marketing

Our marketing strategy aims to promote the Texas Roadhouse brand, while retaining a localized focus, to:

- increase the frequency of visits by our current guests and increase comparable restaurant sales by attracting new guests to our restaurants;
- support new restaurant openings to achieve restaurant sales and operating margin goals; and
- communicate and promote our brand's food quality, the guest experience and value.

We accomplish these objectives through three major initiatives.

In-restaurant Marketing. A significant portion of our marketing fund is spent in communicating with our guests while they are in our restaurants through point of purchase materials. We believe special promotions such as Valentine's Day and Mother's Day drive significant repeat business. Also, our eight week holiday gift card campaign is one of our most significant promotions. In addition, our mascot, "Andy Armadillo®", provides our guests with a familiar and easily identifiable face.

Local Restaurant Area Marketing. Given our strategy to be a neighborhood destination, local area marketing is integral in developing brand awareness in each market. To enhance our visibility in new markets, we deliver free food to local businesses in connection with new restaurant openings and on an ongoing basis to drive awareness. Managing partners are encouraged to participate in creative community-based marketing, such as hosting local radio or television programs. We also engage in a variety of promotional activities, such as contributing time, money and complimentary meals to charitable, civic and cultural programs. For instance, our involvement with the Special Olympics, a local Little League baseball team, a local church or the Armed Forces, shows our "Legendary Care, Concern and Support" for our communities. We leverage the corresponding recognition in our public relations and marketing efforts to communicate our corporate values and mission statement to our guests. We employ marketing coordinators at the restaurant and market level to develop and execute the majority of the local marketing strategies.

Advertising. Although our restaurant concept is not media driven, to build brand awareness we spend a limited amount of our marketing dollars on various advertising channels, including billboard, print, radio and television. These advertisements are designed to reflect "Legendary Food, Legendary Service®" as well as our fun and welcoming restaurant environment.

Restaurant Franchise Arrangements

Franchise Restaurants. As of December 28, 2010, we had 18 franchisees that operated 71 restaurants in 24 states. Franchise rights are granted for specific restaurants only, as we have not granted any rights to develop a territory in the United States. Approximately 76% of our franchise restaurants are operated by eight franchisees. No franchisee operates more than 16 restaurants.

Our standard domestic franchise agreement has a term of ten years with two renewal options for an additional five years each if certain conditions are satisfied. Our current form of franchise agreement requires the franchisee to pay a royalty fee of 4.0% of gross sales. The royalty fee varies depending on when the agreements were entered into and range from 2.0% of gross sales to the current 4.0% fee. We may, at our discretion, waive or reduce the royalty fee on a temporary or permanent basis. "Gross sales" means the total selling price of all services and products related to the restaurant. Gross sales do not include:

- employee discounts or other discounts;
- tips or gratuities paid directly to employees by guests;
- any federal, state, municipal or other sales, value added or retailer's excise taxes; or
- adjustments for net returns on salable goods and discounts allowed to guests on sales.

Domestic franchisees are currently required to pay 0.3% of gross sales to a national advertising and marketing fund for the development of advertising materials, system-wide promotions and related marketing efforts. We have the ability under our agreements to increase the required national advertising and marketing fund contribution up to 2.5% of gross sales. We may also charge a marketing fee of 0.5% of gross sales, which we may use for market research and to develop system-wide promotional and advertising materials. A franchisee's total required advertising contribution or spending will not be more than 3.0% of gross sales.

Our standard domestic franchise agreement gives us the right, but not the obligation, to compel a franchisee to transfer its assets to us in exchange for shares of our stock, or to convert its equity interests into shares of our stock. The amount of shares that a franchisee would receive is based on a formula that is included in the franchise agreement.

We have entered into one area development and franchise agreement for the development of restaurants in eight countries in the Middle East over ten years. Our franchisee will pay us a franchise fee for each restaurant to be opened, royalties on the gross sales of each restaurant and a development fee for our grant of development rights in the named countries. The term of the agreement may be extended, and the franchisee has rights to expand into additional countries. We anticipate that the specific business terms of any future franchise agreement for international restaurants might vary significantly from the standard terms of our domestic agreements and from the terms of the single existing international agreement, depending on the territory to be franchised and the extent of franchisor-provided services to each franchisee.

Any of our franchise agreements, whether domestic or international, may be terminated if the franchisee defaults in the performance of any of its obligations under the franchise agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant, or misuses the Texas Roadhouse trademarks.

Franchise Compliance Assurance. We have instituted a comprehensive system to ensure compliance with our systems and standards, both during the development and operating of franchise restaurants. We actively work with and monitor our franchisees to ensure successful franchise operations as well as compliance with the Texas Roadhouse standards and procedures. During the restaurant development phase, we approve the selection of restaurant sites and make available copies of our prototype building plans to franchisees. In addition, we ensure that the building design is in compliance with our standards. We provide training to the managing partner and up to three other managers of a franchisee's first restaurant. We also provide trainers to assist in the opening of every domestic franchise restaurant; we provide trainers to assist our international franchisees in the opening of their restaurants until such time as they develop an approved restaurant opening training program. Finally, on an ongoing basis, we conduct reviews on all franchise restaurants to determine their level of effectiveness in executing our concept at a variety of operational levels. Our franchisees are required to follow the same standards and procedures regarding equipment, food purchases and food preparation as we maintain in our company restaurants. Reviews are conducted by seasoned operations teams, and focus on key areas including health, safety and execution proficiency.

To continuously improve our communications with franchisees and the consistency of the brand, we maintain a business development council that includes representatives of our domestic franchisees, company operations personnel and vendors. The council's functions are advisory. Its members review and comment on proposed advertising campaigns and materials and budget expenditures, as well as operational initiatives. Our regional market partners also provide support to our domestic franchise restaurant operators.

Management Services. We provide management services to 22 of the franchise restaurants in which we and/or our founder have an ownership interest. Such management services include accounting, operational supervision, human resources, training, and food, beverage and equipment consulting for which we receive monthly fees of up to 2.5% of gross sales. We also make available to these restaurants certain legal services through outside sources and restaurant employees and employee benefits on a pass-through cost basis. In addition, we receive a monthly fee from four franchise restaurants for providing payroll and accounting services.

Management Information Systems and Restaurant Reporting

All of our company restaurants utilize computerized management information systems, which are designed to improve operating efficiencies, provide restaurant and Support Center management with timely access to financial and operating data and reduce administrative time and expense. With our current information systems, we have the ability to query, report and analyze this intelligent data on a daily, weekly, period, quarter and year-to-date basis and beyond, on a company-wide, regional or individual restaurant basis. Together, this enables us to closely monitor sales, food and beverage costs and labor and operating expenses at each of our restaurants. We have a number of systems and reports that provide comparative information that enables both restaurant and Support Center management to supervise the financial and operational performance of our restaurants and to recognize and understand trends in the business. Our accounting department uses a standard, integrated system to prepare monthly profit and loss statements, which provides a detailed analysis of sales and costs. These monthly profit and loss statements are compared both to the restaurant-prepared reports and to prior periods. Currently, we utilize satellite technology at the restaurant level, which serves as a high-speed, secure communication link between the restaurants and our Support Center as well as our credit and gift card processor.

Competition

According to the National Restaurant Association, or NRA, restaurant industry sales in 2011 will represent approximately 4% of the United States' gross domestic product. The NRA also forecasts that restaurant industry sales will reach $604 billion in 2011 and will encompass approximately 960,000 restaurants.

Competition in the restaurant industry is intense. Texas Roadhouse restaurants compete with mid-priced, full-service, casual dining restaurants primarily on the basis of taste, quality and price of the food offered, service, atmosphere, location and overall dining experience. Our competitors include a large and diverse group of restaurants that range from independent local operators to well-capitalized national restaurant chains. Although we believe that we compete favorably with respect to each of the above factors, other restaurants operate with concepts that compete for the same casual dining guests as we do. We also compete with other restaurants and retail establishments for quality site locations and restaurant-level employees.

Trademarks

Our registered trademarks and service marks include, among others, our trade names and our stylized logos. We have registered all of our significant marks with the United States Patent and Trademark Office. We have registered or have registrations pending for our most significant trademarks and service marks in 23 foreign jurisdictions including the European Union. To better protect our brand, we have also registered various Internet domain names. We believe that our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concepts.

Government Regulation

We are subject to a variety of federal, state and local laws. Each of our restaurants is subject to permitting, licensing and regulation by a number of government authorities relating to alcoholic beverage control, health, safety, sanitation, building and fire codes, and to compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

In 2010, the sale of alcoholic beverages accounted for 10.4% of our restaurant sales. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities, for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect numerous aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

The failure of a restaurant to obtain or retain liquor or food service licenses would have a material adverse effect on the restaurant's operations. To reduce this risk, each company restaurant is operated in accordance with procedures intended to assure compliance with applicable codes and regulations.

We are subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, as well as excess umbrella coverage of $100.0 million, with a $10,000 deductible for the first $25.0 million of excess coverage.

Our restaurant operations are also subject to federal and state laws governing such matters as the minimum hourly wage, minimum tipped wage, unemployment tax rates, sales tax and similar matters, over which we have no control. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage (which currently is $7.25 per hour) or federal tipped wage (which currently is $2.13 per hour). In addition, numerous states in which we operate have passed legislation governing the applicable state minimum hourly and/or tipped wage. Further planned and unplanned increases in federal and/or state minimum hourly and tipped wages or state unemployment tax rates will increase our labor costs.

Seasonality

Our business is subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter months of each year.

Employees

As of December 28, 2010, we employed approximately 32,000 people, of whom 360 were executive and administrative personnel, 1,154 were restaurant management personnel and the remainder were hourly restaurant personnel. Many of our hourly restaurant employees work part-time. None of our employees are covered by a collective bargaining agreement.

Executive Officers of the Company

Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers:

Name	Age	Position
W. Kent Taylor	55	Chairman of the Company, Director
G.J. Hart	53	President, Chief Executive Officer, Director
Steven L. Ortiz	53	Chief Operating Officer
Scott M. Colosi	46	Chief Financial Officer
Sheila C. Brown	58	General Counsel, Corporate Secretary

W. Kent Taylor. Mr. Taylor is our founder and was, until the completion of our initial public offering, Chief Executive Officer. Upon the completion of the initial public offering, Mr. Taylor became Chairman of the Company, an executive position. Before his founding of our concept, Mr. Taylor founded and co-owned Buckhead Bar and Grill in Louisville, Kentucky. Mr. Taylor has over 25 years of experience in the restaurant industry.

G.J. Hart. Mr. Hart has served as our President since May 15, 2000. Upon the completion of the initial public offering, Mr. Hart became President and Chief Executive Officer. From October 1995 until May 2000, Mr. Hart was President of Al Copeland Investments in Metairie, Louisiana, a privately held business consisting of four restaurant concepts, hotels, gaming, entertainment and food processing operations. From June 1991 to September 1995, Mr. Hart was President of TriFoods International, Inc., a producer of prepared food products. Mr. Hart has over 25 years of experience in the food industry.

Steven L. Ortiz. Mr. Ortiz has served as our Executive Vice President of Operations since May 2001. Upon the completion of the initial public offering, Mr. Ortiz became Chief Operating Officer. Mr. Ortiz joined our company in 1996 as a Market Partner in which capacity he was responsible for developing and starting new Texas Roadhouse restaurants in Texas. From 1982 to 1996, Mr. Ortiz was employed by Bennigan's Restaurants in various capacities, including General Manager, Area Director and Regional Vice President. Mr. Ortiz has over 25 years of experience in the restaurant industry.

Scott M. Colosi. Mr. Colosi has served as our Chief Financial Officer since September 2002. From 1992 until September 2002, Mr. Colosi was employed by YUM! Brands, Inc., owner of the A&W, KFC, Pizza Hut, Long John Silver's and Taco Bell brands. During this time, Mr. Colosi served in various financial positions and, immediately prior to joining us, was Director of Investor Relations. Mr. Colosi has over 20 years of experience in the restaurant industry.

Sheila C. Brown. Ms. Brown has served as our General Counsel and Secretary since November 2001. From August 2000 to November 2001, Ms. Brown was our Director of Property Acquisition and, from September 1998 to August 2000, Development Coordinator, in which capacity Ms. Brown was responsible for our real estate development activities. Ms. Brown has 30 years of experience in the restaurant industry.

Website Access To Reports

We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, available, free of charge on or through the Internet website, www.texasroadhouse.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS

From time to time in annual reports and oral statements, and in this Annual Report on Form 10-K, we present statements about future events and expectations that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. Risks and uncertainties that could cause actual results to differ materially include, but are not limited to, those discussed below.

Risks Related to Our Business

If we fail to manage our growth effectively, it could harm our business.

Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to continue growing in the future. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure. If we are unable to manage our growth effectively, our business and operating results could be materially adversely impacted.

You should not rely on past changes in our average unit volumes or our comparable restaurant sales as an indication of our future results of operations because they may fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our average unit volumes and comparable restaurant sales, including, among other factors:

- our ability to execute our business strategy effectively;
- unusually strong initial sales performance by new restaurants;
- competition;
- weather and acts of God;
- consumer trends;
- introduction of new menu items; and
- general regional, national and global economic conditions.

Our average unit volumes and comparable restaurant sales may not increase at rates achieved in the past. Changes in our average unit volumes and comparable restaurant sales could cause the price of our common stock to fluctuate substantially.

Our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, is subject to many factors, some of which are beyond our control.

Our objective is to grow our business and increase stockholder value by (1) expanding our base of company restaurants (and, to a lesser extent, franchise restaurants) that are profitable and (2) increasing sales and profits at existing restaurants. While both these methods of achieving our objective are important to us, historically the most significant means of achieving our objective has been through opening new restaurants and operating these restaurants on a profitable basis. We expect this to continue to be the case in the future.

We cannot assure you that we will be able to open new restaurants in accordance with our expansion plans. We have experienced delays in opening some of our restaurants in the past and may experience delays in the future. Delays or failures in opening new restaurants could materially adversely affect our growth strategy. One of our biggest challenges in executing our growth strategy is locating and securing an adequate supply of suitable new restaurant sites. Competition for suitable restaurant sites in our target markets is intense and we cannot assure you that we will be able to find sufficient suitable locations, or suitable purchase or lease terms, for our planned expansion in any future period. Our ability to open new restaurants will also depend on numerous other factors, some of which are beyond our control, including, but not limited to, the following:

- our ability to hire, train and retain qualified operating personnel, especially market partners and managing partners;
- the availability of construction materials and labor;
- our ability to control construction and development costs of new restaurants;
- our ability to secure required governmental approvals and permits in a timely manner, or at all;
- our ability to secure liquor licenses;
- general economic conditions;
- the cost and availability of capital to fund construction costs and pre-opening expenses; and
- weather and acts of God.

Once opened, we anticipate that our new restaurants will generally take several months to reach planned operating levels due to start-up inefficiencies typically associated with new restaurants. We cannot assure you that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants. Our ability to operate new restaurants profitably will depend on numerous factors, including those discussed above impacting our average unit volumes and comparable restaurant sales, some of which are beyond our control, including, but not limited to, the following:

- competition;
- consumer acceptance of our restaurants in new domestic or international markets;
- the ability of the market partner and the managing partner to execute our business strategy at the new restaurant;
- general regional, national and global economic conditions;
- changes in government regulation;
- road construction and other factors limiting access to the restaurant; and
- weather and acts of God.

Our failure to successfully open new restaurants that are profitable in accordance with our growth strategy could harm our business and future prospects.

Our objective to increase sales and profits at existing restaurants could be adversely affected by macroeconomic conditions.

During 2011 and possibly beyond, the U.S. and global economies may continue to suffer from a downturn in economic activity. Recessionary economic cycles, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect consumer spending or buying habits could adversely affect the demand for our products. As in the past, we could experience reduced guest traffic or we may be unable or unwilling to increase the prices we can charge for our products to offset higher costs or fewer transactions, either of which could reduce our sales and profit margins. Also, landlords or other tenants in the shopping centers in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could in turn negatively affect guest traffic at our restaurants. All of these factors could have a material adverse impact on our results of operations.

Our franchisees could take actions that could harm our business.

Our franchisees are contractually obligated to operate their restaurants in accordance with Texas Roadhouse standards. We also provide training and support to franchisees. However, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Texas Roadhouse image and reputation could be harmed, which in turn could adversely affect our business and operating results.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

- the timing of new restaurant openings and related expenses;

- restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;
- labor availability and costs for hourly and management personnel including mandated changes in federal and/or state minimum and tip wage rates, state unemployment tax rates, or health benefits;
- profitability of our restaurants, especially in new markets;
- changes in interest rates;
- increases and decreases in average unit volumes and comparable restaurant sales;
- impairment of long-lived assets, including goodwill, and any loss on restaurant closures;
- general economic conditions, globally, nationally and locally;
- negative publicity relating to the consumption of beef or other products we serve;
- changes in consumer preferences and competitive conditions;
- expansion to new domestic or international markets;
- adverse weather conditions which impact guest traffic at our restaurants;
- increases in infrastructure costs;
- fluctuations in commodity prices;
- competitive actions; and
- weather and acts of God;

Our business is also subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter months of each year. As a result, our quarterly operating results and comparable restaurant sales may fluctuate as a result of seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

If we lose the services of any of our key management personnel, our business could suffer.

Our future success significantly depends on the continued services and performance of our key management personnel, particularly our executive officers. Our future performance will depend on our ability to motivate and retain these and other key officers and managers, particularly regional market partners, market partners and managing partners. Competition for these employees is intense. The loss of the services of members of our senior management team or other key officers or managers or the inability to attract additional qualified personnel as needed could materially harm our business.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including our trade names and logos, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees. Our inability to register or protect our marks and other propriety rights in foreign jurisdictions could adversely affect our competitive position in international markets.

We cannot assure you that third parties will not claim that our trademarks or menu offerings infringe upon their proprietary rights. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations, financial condition or liquidity.

We may need additional capital in the future and it may not be available on acceptable terms.

The development of our business may require significant additional capital in the future to, among other things, fund our operations and growth strategy. We may rely on bank financing and also may seek access to the debt and/or equity capital markets. There can be no assurance, however, that these sources of financing will be available on terms favorable to us, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our outstanding debt. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth could be impeded.

Our existing credit facility limits our ability to incur additional debt.

The lenders' obligation to extend credit under the facility depends on our maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. If we are unable to maintain these ratios, we would be unable to obtain additional financing under this facility. The credit facility permits us to incur additional secured or unsecured indebtedness outside the facility, except for the incurrence of secured indebtedness that in the aggregate exceeds 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness would prevent us from complying with our financial covenants.

We have also entered into other loan agreements with other lenders to finance various restaurants which impose financial covenants that are less restrictive than those imposed by our existing credit facility. A default under these loan agreements could result in a default under our existing credit facility, which in turn would limit our ability to secure additional funds under that facility. As of December 28, 2010, we were in compliance with all of our lenders' covenants.

We may be required to record additional impairment charges in the future.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to company-owned restaurant operations, as well as our overall performance in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any given company-owned restaurant, the estimated undiscounted future cash flows for the restaurant are compared to its carrying value. If the carrying value materially exceeds the undiscounted cash flows, an impairment charge would be recorded equal to the difference between the carrying value and the estimated fair value.

We also review the value of our goodwill and other intangible assets on an annual basis and when events or changes in circumstances indicate that the carrying value of goodwill or other intangible assets may exceed the fair value of such assets. The estimates of fair value are based upon the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation measurements and techniques.

The estimates of fair value used in these analyses require the use of judgment, certain assumptions and estimates of future operating results. If actual results differ from our estimates or assumptions, additional impairment charges may be required in the future. If impairment charges are significant, our results of operations could be adversely affected.

The acquisition of existing restaurants from our franchisees and licensees and other strategic transactions may have unanticipated consequences that could harm our business and our financial condition.

We plan to opportunistically acquire existing restaurants from our franchisees or licensees over time. Additionally, from time to time, we evaluate potential mergers, acquisitions, joint ventures or other strategic initiatives to acquire or develop additional concepts. To successfully execute any acquisition or development strategy, we will need to identify suitable acquisition or development candidates, negotiate acceptable acquisition or development terms and obtain appropriate financing. Any acquisition or future development that we pursue, whether or not successfully completed, may involve risks, including:

- material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition or development as the restaurants are integrated into our operations;
- risks associated with entering into new domestic or international markets or conducting operations where we have no or limited prior experience;
- risks inherent in accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, and our ability to achieve projected economic and operating synergies; and
- the diversion of management's attention from other business concerns.

Future acquisitions of existing restaurants from our franchisees or licensees or other strategic partners, which may be accomplished through a cash purchase transaction, the issuance of shares of common stock or a combination of both, could have a dilutive impact on holders of our common stock, and result in the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other tangible and intangible assets, any of which could harm our business and financial condition. The development of additional concepts and/or the entrance into international markets may not be as successful as our experience in the development of the Texas Roadhouse concept domestically. Development rates for newer brands may differ significantly as there is increased risk in the development of a new restaurant concept or system.

Approximately 17% of our company restaurants are located in Texas and, as a result, we are sensitive to economic and other trends and developments in that state.

As of December 28, 2010, we operated a total of 47 company restaurants in Texas. As a result, we are particularly susceptible to adverse trends and economic conditions in this state, including its labor market. In addition, given our geographic concentration in this state, negative publicity regarding any of our restaurants in Texas could have a material adverse effect on our business and operations, as could other occurrences in Texas such as local strikes, energy shortages or increases in energy prices, droughts, earthquakes, fires or other natural disasters.

Our expansion into new domestic and/or international markets may present increased risks due to our unfamiliarity with the area.

Some of our new restaurants will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in our existing markets. An additional risk of expanding into new markets is the lack of market awareness of our brands. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volumes, if at all, thereby affecting our overall profitability.

Risks Relating to the Food Service Industry

Our business is affected by changes in consumer preferences and discretionary spending.

Our success depends, in part, upon the popularity of our food products. Shifts in consumer preferences away from our restaurants or cuisine, particularly beef, would harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our business, results of operations, financial condition or liquidity.

Our success depends on our ability to compete with many food service businesses.

The restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of taste, quality and price of products offered, guest service, atmosphere, location and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the casual dining segment of the restaurant industry better than we can. As our competitors expand their operations, we expect competition to intensify. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in food prices, particularly proteins, could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions, food safety concerns, product recalls, global market and trade conditions, and government regulations. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, because we provide a moderately priced product, we may not seek to or be able to pass along price increases to our guests. Also, if we adjust pricing there is no assurance that we will realize the full benefit of any adjustment due to changes in our guests' menu item selections and guest traffic.

We currently purchase the majority of our beef from four of the largest beef suppliers in the country under annual contracts. While we maintain relationships with additional suppliers, if any of these vendors were unable to fulfill its obligations under its contracts, we could encounter supply shortages and incur higher costs to secure adequate supplies, either of which would harm our business.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause guests to avoid our restaurants and result in significant liabilities or litigation costs.

Food service businesses can be adversely affected by litigation and complaints from guests, consumer groups or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging guests from eating at our restaurants. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs regardless of the result.

Health concerns relating to the consumption of beef or other food products could affect consumer preferences and could negatively impact our results of operations.

Like other restaurant chains, consumer preferences could be affected by health concerns about the consumption of beef, the key ingredient in many of our menu items, or negative publicity concerning food quality, illness and injury in general. In recent years there has been negative publicity concerning e-coli, hepatitis A, "mad cow," "foot-and-mouth" disease and "bird flu." The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests, resulting in legislation in some jurisdictions which require nutritional information to be disclosed to guests. Nutritional labeling could be enacted in many additional states, counties or cities as well as on a federal level. Nutritional labeling requirements and negative publicity concerning any of the food products we serve may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants. If we react to the labeling requirements or negative publicity by changing our concept or our menu offerings or their ingredients, we may lose guests who do not prefer the new concept or products, and we may not be able to attract sufficient new guests to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended guests as a result of a change in our concept and may not be able to compete successfully against those competitors. A decrease in guest traffic to our restaurants as a result of these health concerns or negative publicity or as a result of a change in our menu or concept could materially harm our business.

Health concerns arising from outbreaks of viruses may have an adverse effect on our business.

The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as Avian Flu, SARS and H1N1. To the extent that a virus is food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our guests to eat less of a product. To the extent that a virus is transmitted by human-to-human contact, our employees or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any one of which could adversely affect our business

Our business could be adversely affected by increased labor costs or labor shortages.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and hourly employees. Increased labor costs due to competition, unionization, increased minimum and tip wage, state unemployment rates or employee benefits costs or otherwise, would adversely impact our operating expenses. The federal government and numerous states have enacted legislation resulting in tip and/or minimum wage increases as well as pre-determined future increases. We anticipate that additional legislation will be enacted in future periods, including some legislation regarding health care benefits. In addition, a shortage in the labor pool or other general inflationary pressures or changes could also increase our labor costs. Our operating expenses will be adversely affected to the extent that we are not able or are unwilling to offset these costs through higher prices on our products.

Moreover, we could suffer from significant indirect costs, including restaurant disruptions due to management or hourly labor turnover and potential delays in new restaurant openings or adverse guest reactions to inadequate guest service levels due to staff shortages. Competition for qualified employees exerts upward pressure on wages paid to attract such personnel, resulting in higher labor costs, together with greater recruitment and training expense. A shortage in the labor pool could also cause our restaurants to be required to operate with reduced staff, which could negatively impact our ability to provide adequate service levels to our guests.

In addition, our success depends on our ability to attract, motivate and retain qualified employees, including restaurant managers and staff, to keep pace with our growth strategy. If we are unable to do so, our results of operations may be adversely affected.

We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants and compliance with laws could adversely affect our operating results.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals, including liquor licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations.

In addition to our having to comply with these licensing requirements, various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum and tip wage requirements, overtime pay, health benefits, unemployment tax rates, workers' compensation rates, citizenship requirements, working conditions and sales taxes. A number of factors could adversely affect our operating results, including:

- additional government-imposed increases in minimum and/or tipped wages, overtime pay, paid leaves of absence and mandated health benefits;
- increased tax reporting and tax payment requirements for employees who receive gratuities;
- any failure of our employees to comply with laws and regulations governing citizenship or residency requirements resulting in disruption of our work force and adverse publicity against us;
- a reduction in the number of states that allow gratuities to be credited toward minimum wage requirements; and
- increased employee litigation including claims relating to the Fair Labor Standards Act.

The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for disabled persons.

Complaints or litigation may hurt us.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered as a result of a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims from franchisees and claims alleging violations of federal and state laws regarding consumer, workplace and employment matters, discrimination and similar matters, or we could become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we are subject to "dram shop" statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. Because a plaintiff may seek punitive damages, which may not be covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially adversely affect our business, results of operations, financial condition or liquidity. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

We rely heavily on information technology, and any material failure, weakness or interruption could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale processing in our restaurants, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms could result in delays in guest service and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments.

We may incur costs resulting from breaches of security of confidential guest information related to our electronic processing of credit and debit card transactions.

We accept electronic payment cards for payment in our restaurants. During 2010, approximately 75% of our transactions were by credit or debit cards, and such card usage could increase. Other retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, in excess of our insurance coverage, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such damages could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers compensation, general liability, employment practices liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Risks Related to Our Corporate Structure and our Stock Ownership

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our certificate of incorporation and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include, among other things, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our Board of Directors, without approval of the stockholders, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board of Directors may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our common stock as our Board of Directors may designate and issue preferred stock with terms that are senior to our common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

The Delaware General Corporation Law prohibits us from engaging in "business combinations" with "interested shareholders" (with some exceptions) unless such transaction is approved in a prescribed manner. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for our common stock.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

Properties

Our Support Center is located in Louisville, Kentucky. We occupy this facility under leases with Paragon Centre Holdings, LLC, a limited liability company in which we have a minority ownership position. As of December 28, 2010, we leased 71,342 square feet. Our leases expire between March 31, 2014 and December 31, 2025. We have an option to renew the leases for an additional five years. Of the 274 company restaurants in operation as of December 28, 2010, we owned 117 locations and leased 157 locations, as shown in the following table.

State	Owned	Leased	Total
Alabama	3	1	4
Arizona	5	5	10
Arkansas	—	2	2
Colorado	7	5	12
Connecticut	—	2	2
Delaware	1	1	2
Florida	2	4	6
Georgia	2	—	2
Idaho	1	3	4
Illinois	2	5	7
Indiana	7	5	12
Iowa	2	5	7
Kansas	2	—	2
Kentucky	4	4	8

State	Owned	Leased	Total
Louisiana	1	6	7
Maine	—	3	3
Maryland	—	2	2
Massachusetts	1	6	7
Michigan	3	5	8
Minnesota	1	1	2
Mississippi	1	—	1
Missouri	2	7	9
Nebraska	—	2	2
Nevada	—	1	1
New Hampshire	2	—	2
New Jersey	1	2	3
New Mexico	1	1	2
New York	3	4	7
North Carolina	4	10	14
North Dakota	—	2	2
Ohio	11	5	16
Oklahoma	2	4	6
Pennsylvania	3	12	15
Rhode Island	—	2	2
South Dakota	1	—	1
Tennessee	—	10	10
Texas	34	13	47
Utah	—	7	7
Vermont	—	1	1
Virginia	3	5	8
West Virginia	1	—	1
Wisconsin	3	4	7
Wyoming	1	—	1
Total	117	157	274

Additional information concerning our properties and leasing arrangements is included in note 2(p) and note 7 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 3—LEGAL PROCEEDINGS

Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including "slip and fall' accidents, employment related claims and claims from guests or employees alleging illness, injury or food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us and, as of the date of this report, we are not party to any litigation that we believe would have a material adverse effect on our business.

On October 8, 2010, the U.S. Equal Employment Opportunity Commission ("EEOC") for the Boston Area Office issued a determination letter in Charge No. 523-2009-00643 alleging that we engaged in a pattern and practice of age discrimination in hiring for certain restaurant positions in violation of the Age Discrimination in Employment Act. The determination alleges that applicants over the age of 40 were denied employment in our restaurants in bartender, host, server and server assistant positions due to their age. The EEOC is seeking remedial actions and the payment of damages to applicants. We have denied the allegation and intend to vigorously defend against the charge. We are currently engaged in the conciliation process with the EEOC. Based on the preliminary status of this matter, we cannot estimate the possible amount or range of loss, if any, associated with this matter.

ITEM 4. (Removed and Reserved)

None.

PART II

ITEM 5—MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market under the symbol TXRH. The common stock has been quoted on the Nasdaq Global Select Market since October 5, 2004. The quarterly high and low closing prices of our common stock by quarter were as follows:

	High	Low
Year ended December 28, 2010		
First Quarter	$14.24	$10.64
Second Quarter	$16.13	$12.59
Third Quarter	$14.60	$12.05
Fourth Quarter	$18.21	$14.05
Year ended December 29, 2009		
First Quarter	$ 9.98	$ 7.00
Second Quarter	$12.57	$ 9.75
Third Quarter	$11.76	$10.08
Fourth Quarter	$11.83	$ 9.39

The number of holders of record of our common stock as of February 18, 2011 was 363.

On February 17, 2011, our Board of Directors authorized the payment of a cash dividend of $0.08 per share of common stock. This payment will be distributed on April 1, 2011, to shareholders of record at the close of business on March 16, 2011. The declaration and payment of cash dividends on our common stock is at the discretion of our Board of Directors, and any decision to declare a dividend will be based on a number of factors, including, but not limited to, earnings, financial condition, applicable covenants under our credit facility and other contractual restrictions, or other factors deemed relevant.

As of December 28, 2010, shares of common stock authorized for issuance under our equity compensation plan are summarized in the following table. The weighted-average option exercise price is for stock options only, as the restricted stock has no exercise price. See note 13 to the Consolidated Financial Statements for a description of the plan.

Plan Category	Shares to Be Issued Upon Exercise	Weighted-Average Option Exercise Price	Shares Available for Future Grants
Plan approved by stockholders	5,201,922	$11.87	4,298,859
Plans not approved by stockholders	—	—	—
Total	5,201,922	$11.87	4,298,859

Unregistered Sales of Equity Securities

There were no equity securities sold by the Company during the period covered by this Annual Report on Form 10-K that were not registered under the Securities Act of 1933, as amended.

Issuer Repurchases of Securities

On February 17, 2011, our Board of Directors approved a stock repurchase program under which we were authorized to repurchase up to $50.0 million of our common stock. Any repurchases will be made through open market transactions. The timing and the amount of any repurchases will be determined by management under parameters established by our Board of Directors, based on its evaluation of our stock price, market conditions and other corporate considerations.

On February 14, 2008, our Board of Directors approved a stock repurchase program under which we were authorized to repurchase up to $25.0 million of our common stock in open market transactions during the two-year period ending February 14, 2010, which was later extended to February 14, 2011. On July 8, 2008, our Board of Directors approved a $50.0 million increase in this stock repurchase program. This stock repurchase program expired on February 14, 2011.

We made no purchases of our common stock during the 13 weeks ended December 28, 2010.

Stock Performance Graph

The following graph sets forth cumulative total return experienced by holders of the Company's common stock compared to the cumulative total return of the Russell 3000 Restaurant Index and the Russell 3000 Index for the period ended December 28, 2010, the last trading day of our fiscal year. The graph assumes the values of the investment in our common stock and each index was $100 on December 29, 2004 and the reinvestment of all dividends paid during the period of the securities comprising the indices.

Note: The stock price performance shown on the graph below does not indicate future performance.

Comparison of Cumulative Total Return Since December 27, 2005
Among Texas Roadhouse, Inc., the Russell 3000 Index and the Russell 3000 Restaurant Index


180
160
140
120
100
80
60
40
20
0
12/27/05
12/26/06
12/24/07
12/30/08
12/29/09
12/28/10
Russell 3000 Restaurant Index
TXRH
Russell 3000 Index

	12/27/05	12/26/06	12/24/07	12/30/08	12/29/09	12/28/10
Texas Roadhouse, Inc.	$100.00	$ 91.52	$ 78.07	$ 50.34	$ 79.86	$119.38
Russell 3000	$100.00	$118.32	$124.83	$ 73.75	$ 95.06	$108.05
Russell 3000 Restaurant	$100.00	$123.61	$130.11	$107.91	$128.39	$167.00

ITEM 6—SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated financial data as of and for the years 2010, 2009, 2008, 2007 and 2006 from our audited consolidated financial statements.

The Company utilizes a 52 or 53 week accounting period that ends on the last Tuesday in December. The Company utilizes a 13 or 14 week accounting period for quarterly reporting purposes. Fiscal year 2008 was 53 weeks in length while fiscal years 2010, 2009, 2007 and 2006 were 52 weeks in length. Our historical results are not necessarily indicative of our results for any future period.

	Fiscal Year				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Consolidated Statements of Income:					
Revenue:					
Restaurant sales	$ 995,988	$934,100	$871,556	$724,372	$586,557
Franchise royalties and fees	9,005	8,231	8,905	10,717	10,574
Total revenue	1,004,993	942,331	880,461	735,089	597,131
Income from operations	90,617	75,861	62,027	63,213	54,369
Income before taxes	88,372	72,809	58,398	61,212	53,975
Provision for income taxes	27,683	23,491	19,389	21,176	19,381
Net income including noncontrolling interests	$ 60,689	$ 49,318	$ 39,009	$ 40,036	$ 34,594
Less: Net income attributable to noncontrolling interests	2,400	1,839	841	711	585
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 58,289	$ 47,479	$ 38,168	$ 39,325	$ 34,009
Net income per common share:					
Basic	$ 0.82	$ 0.68	$ 0.53	$ 0.53	$ 0.46
Diluted	$ 0.80	$ 0.67	$ 0.52	$ 0.51	$ 0.44
Weighted average shares outstanding(1):					
Basic	71,432	69,967	72,672	74,611	73,876
Diluted	72,929	71,298	74,079	76,832	76,520

	Fiscal Year				
	2010	2009	2008	2007	2006
	($ in thousands)				
Consolidated Balance Sheet Data:					
Cash	$ 82,215	$ 46,858	$ 5,258	$ 11,564	$ 33,784
Total assets	702,801	662,073	622,663	546,029	452,588
Long-term debt and obligations under capital leases, net of current maturities	51,906	101,179	132,482	66,482	35,362
Total liabilities	203,419	239,123	259,866	176,264	132,209
Noncontrolling interests	2,766	2,578	2,807	2,384	1,305
Texas Roadhouse, Inc. and subsidiaries stockholders' equity(2)	496,616	420,372	359,990	367,381	319,074
Selected Operating Data (unaudited):					
Restaurants:					
Company	274	261	245	204	163
Franchise	71	70	69	81	88
Total	345	331	314	285	251
Company restaurant information:					
Store weeks	13,803	13,255	11,861	9,499	7,648
Comparable restaurant sales growth(3)	2.4%	(2.8)%	(2.3)%	1.4%	3.5%
Average unit volumes(4)	$ 3,728	$ 3,660	$ 3,823	$ 3,974	$ 3,967
Net cash provided by operating activities	$119,908	$115,129	$ 101,214	$ 76,567	$ 79,744
Net cash used in investing activities	$(44,816)	$(43,134)	$(120,216)	$(134,532)	$(109,845)
Net cash (used in) provided by financing activities	$(39,735)	$(30,395)	$ 12,696	$ 35,745	$ (34,898)

(1) See note 11 to the Consolidated Financial Statements.

(2) See note 10 to the Consolidated Financial Statements.

(3) Comparable restaurant sales growth reflects the change in sales over the same period of the prior years for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period.

(4) Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured. Although 2008 contained 53 weeks, for comparative purposes, 2008 average unit volumes were adjusted to a 52-week basis. Additionally, average unit volume of company-owned restaurants for 2008, 2007 and 2006 in the table above were adjusted to reflect the restaurant sales of any acquired franchise restaurants.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis below for the Company should be read in conjunction with the consolidated financial statements and the notes to such financial statements (pages F-1 to F-31), "Forward-looking Statements" (page 3) and Risk Factors set forth in Item 1A.

Our Company

Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service®." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high-quality, affordable meals served with friendly, attentive service. The first Texas Roadhouse restaurant opened in Clarksville, Indiana in February 1993. As of December 28, 2010, there were 345 restaurants operating in 46 states, including:

- 274 "company restaurants," of which 263 were wholly-owned and 11 were majority-owned. The results of operations of company restaurants are included in our consolidated operating results. The portion of income attributable to minority interests in company restaurants that are not wholly-owned is reflected in the line item entitled "Net income attributable to noncontrolling interests" in our consolidated statements of income.
- 71 "franchise restaurants," of which 68 were franchise restaurants and 3 were license restaurants. We have a 5.0% to 10.0% ownership interest in 21 franchise restaurants. The income derived from our minority interests in these franchise restaurants is reported in the line item entitled "Equity income from investments in unconsolidated affiliates" in our consolidated statements of income. Additionally, we provide various management services to these franchise restaurants, as well as five additional franchise restaurants in which we have no ownership interest.

We have contractual arrangements which grant us the right to acquire at pre-determined valuation formulas (i) the remaining equity interests in nine of the 11 majority-owned company restaurants and (ii) 65 of the franchise restaurants.

Presentation of Financial and Operating Data

We operate on a fiscal year that ends on the last Tuesday in December. Fiscal years 2010 and 2009 were 52 weeks in length, while the fourth quarters for those years were 13 weeks in length. Fiscal year 2008 was 53 weeks in length and, as such, the fourth quarter of fiscal year 2008 was 14 weeks in length.

Long-term Strategies to Grow Earnings Per Share

Our long-term strategies with respect to increasing net income and earnings per share include the following:

Expanding Our Restaurant Base. We will continue to evaluate opportunities to develop Texas Roadhouse restaurants in existing markets and new domestic or international markets. Domestically, we will remain focused primarily on mid-sized markets where we believe a significant demand for our restaurants exists because of population size, income levels and the presence of shopping and entertainment centers and a significant employment base. Our ability to expand our restaurant base is influenced by many factors beyond our control and therefore we may not be able to achieve our anticipated growth. We moderated our restaurant development plans for 2009 and 2010 due, in part, to increasing restaurant development costs, particularly during 2006 to 2009. Throughout 2010, we focused on reducing our average capital investment for developing our prototype restaurant by making building design modifications and lowering site work costs. Additionally, we have opened two restaurants using a new prototype, which is slightly smaller than our typical prototype. Our average capital investment for

Texas Roadhouse restaurants opened during 2010, including pre-opening expenses, was $3.7 million, which is a decrease of approximately $0.3 million from our $4.1 million average in 2009. Based on the decreased restaurant development costs and improved sales in 2010, we have increased our restaurant development plans for 2011 to approximately 20 restaurants from 14 restaurants in 2010. We continue to focus on driving sales and decreasing restaurant development costs in order to further increase our restaurant development in the future.

We may, at our discretion, add franchise restaurants, domestically and/or internationally, primarily with franchisees who have demonstrated prior success with the Texas Roadhouse or other restaurant concepts and in markets in which the franchisee demonstrates superior knowledge of the demographics and restaurant operating conditions. In conjunction with this strategy, we signed our first international franchise agreement on April 26, 2010 for the development of Texas Roadhouse restaurants in eight countries in the Middle East over the next ten years, the first of which is expected to open in late 2011. Additionally, in 2010, we entered into a joint venture agreement with a casual dining restaurant operator in China for minority ownership in three non-Texas Roadhouse restaurants yet to be opened. We may also look to acquire franchise restaurants under terms favorable to the Company and our stockholders. Additionally, from time to time, we will evaluate potential mergers, acquisitions, joint ventures or other strategic initiatives to acquire or develop additional concepts. Of the 274 restaurants we owned and operated at the end of 2010, 271 operated as Texas Roadhouse restaurants, while three operated under the name of Aspen Creek. All of our planned restaurant growth in 2011 will be Texas Roadhouse restaurants.

Maintaining and/or Improving Restaurant Level Profitability. We plan to maintain, or possibly increase, restaurant level profitability through a combination of increased comparable restaurant sales and operating cost management. In 2010, our average unit volumes and comparable restaurant sales increased 1.9% and 2.4%, respectively. The growth in these measures was primarily due to higher guest traffic counts, which we believe is due to our continued focus on encouraging repeat visits by our guests by not sacrificing any operational standards relating to our quality of food and service, along with an improvement in the overall economy. We also continue to drive various localized marketing programs in order to attract new guests and increase the frequency of visits of our existing guests. Additionally, we believe we have been conservative with menu price increases.

From 2006 through 2009, average unit volumes and comparable restaurant sales declined primarily as a result of lower guest traffic counts and lower increases in average guest check. We believe the lower guest traffic counts across these periods were primarily attributable to a general softening of the overall consumer environment, consistent with the casual dining industry, as a whole, experiencing lower guest traffic counts. During this four-year span, consumer casual dining restaurant demand was negatively impacted by increasing unemployment rates and higher menu prices resulting from inflationary pressures such as certain state minimum and tipped wage increases, along with higher gasoline prices. We believe all of these pressures negatively impacted guest traffic counts for us, as well as the industry.

In addition to lower guest traffic counts from 2006 through 2009, we have experienced declining year-over-year growth in our per person average check since fiscal year 2005 for two reasons. First, we have implemented fewer and smaller menu price increases largely due to the general softening of the overall economy over the last four to five years. Second, we have experienced guests shifting their selections to lower priced menu items and/or purchasing fewer alcoholic beverages over the last few years. As a result, we have seen less year-over-year growth in our per person average check, despite the menu price increases we have implemented.

Leveraging Our Scalable Infrastructure. To support our growth, we continue to make investments in our infrastructure. Over the past several years, we have made significant investments in our infrastructure including information systems, real estate, human resources, legal, marketing and operations. Historically, general and administrative costs have increased at a slower growth rate than our revenue. Whether we are able to continue leveraging our infrastructure will depend, in part, on our new restaurant and comparable restaurant sales growth rates going forward.

Returning Capital to Shareholders. We continue to look at opportunities to return capital to our shareholders, including through the repurchases of common stock and the payment of dividends. Our Board of Directors has approved a stock repurchase program under which we are authorized to repurchase up to $50.0 million of our common stock through open market transactions. We made no purchases of our common stock during the 52 weeks ended December 28, 2010.

On February 17, 2011, our Board of Directors authorized the payment of a cash dividend of $0.08 per share of common stock. This payment will be distributed on April 1, 2011, to shareholders of record at the close of business on March 16, 2011. The declaration and payment of cash dividends on our common stock is at the discretion of our Board of Directors, and any decision to declare a dividend will be based on a number of factors, including, but not limited to, earnings, financial condition, applicable covenants under our credit facility and other contractual restrictions, or other factors deemed relevant.

Key Operating Personnel

Key personnel who have a significant impact on the performance of our restaurants include managing and market partners. Each company restaurant has one managing partner who serves as the general manager. Market partners can provide supervisory services for up to 10 to 15 managing partners and their respective management teams. Market partners also assist with our site selection process and recruitment of new management teams. The managing partner of each company restaurant and their corresponding market partners are required, as a condition of employment, to sign a multi-year employment agreement. The annual compensation of our managing and market partners includes a base salary plus a percentage of the pre-tax net income of the restaurant(s) they operate or supervise. Managing and market partners are eligible to participate in our equity incentive plan and, as a general rule, are required to make deposits of $25,000 and $50,000, respectively. Generally, the deposits are refunded after five years of service.

Key Measures We Use To Evaluate Our Company

Key measures we use to evaluate and assess our business include the following:

Number of Restaurant Openings. Number of restaurant openings reflects the number of restaurants opened during a particular fiscal period. For company restaurant openings we incur pre-opening costs, which are defined below, before the restaurant opens. Typically new restaurants open with an initial start-up period of higher than normalized sales volumes, which decrease to a steady level approximately three to six months after opening. However, although sales volumes are generally higher, so are initial costs, resulting in restaurant operating margins that are generally lower during the start-up period of operation and increase to a steady level approximately three to six months after opening.

Comparable Restaurant Sales Growth. Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period excluding restaurants closed during the period. Comparable restaurant sales growth can be generated by an increase in guest traffic counts or by changes in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.

Average Unit Volume. Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured. Average unit volume excludes sales on restaurants closed during the period. Growth in average unit volumes in excess of comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels in excess of the company average. Conversely, growth in average unit volumes less than growth in comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels lower than the company average.

Store Weeks. Store weeks represent the number of weeks that our company restaurants were open during the reporting period.

Restaurant Margins. Restaurant margins represent restaurant sales less restaurant operating costs (as a percentage of restaurant sales). Restaurant margins may fluctuate based on inflationary pressures, commodity costs and wage rates.

Other Key Definitions

Restaurant Sales. Restaurant sales include gross food and beverage sales, net of promotions and discounts. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from restaurant sales in the consolidated statements of income.

Franchise Royalties and Fees. Domestic franchisees typically pay a $40,000 initial franchise fee for each new restaurant and a franchise renewal fee equal to the greater of 30% of the then-current initial franchise fee or $10,000 to $15,000. Franchise royalties consist of royalties in an amount up to 4.0% of gross sales, as defined in our franchise agreement, paid to us by our franchisees.

Restaurant Cost of Sales. Restaurant cost of sales consists of food and beverage costs.

Restaurant Labor Expenses. Restaurant labor expenses include all direct and indirect labor costs incurred in operations except for profit sharing incentive compensation expenses earned by our managing and market partners. These profit sharing expenses are reflected in restaurant other operating expenses. Restaurant labor expenses also include share-based compensation expense related to restaurant-level employees.

Restaurant Rent Expense. Restaurant rent expense includes all rent associated with the leasing of operating real estate and includes base, percentage and straight-line rent expense.

Restaurant Other Operating Expenses. Restaurant other operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, supplies, advertising, repair and maintenance, property taxes, credit card fees and general liability insurance. Profit sharing allocations to managing partners and market partners are also included in restaurant other operating expenses.

Pre-opening Expenses. Pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new restaurant and are comprised principally of opening team and training salaries, travel expenses, rent, and food, beverage and other initial supplies and expenses.

Depreciation and Amortization Expenses. Depreciation and amortization expenses ("D&A") includes the depreciation of fixed assets and amortization of intangibles with definite lives.

Impairment and closure costs. Impairment and closure costs include any impairment of long-lived assets, including goodwill, associated with restaurants where the carrying amount of the asset is not recoverable and exceeds the fair value of the asset and expenses associated with the closure of a restaurant. Closure costs also include any gains or losses associated with the sale of a closed restaurant and/or assets held for sale.

General and Administrative Expenses. General and administrative expenses ("G&A") are comprised of expenses associated with corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future growth. Supervision and accounting fees received from certain franchise restaurants and license restaurants are offset against G&A. G&A also includes share-based compensation expense related to executive officers, support center employees and area managers, including market partners.

Interest Expense, Net. Interest expense includes the cost of our debt obligations including the amortization of loan fees, reduced by interest income and capitalized interest. Interest income includes earnings on cash and cash equivalents.

Equity Income from Unconsolidated Affiliates. As of December 28, 2010 and December 29, 2009, we owned 5.0% to 10.0% equity interest in 21 franchise restaurants. As of December 30, 2008, we owned 5.0% to 10.0% equity interest in 19 franchise restaurants. Equity income from unconsolidated affiliates represents our percentage share of net income earned by these unconsolidated affiliates.

Net Income Attributable to Noncontrolling Interests. Minority interest represents the portion of income attributable to the other owners of the majority-owned or controlled restaurants. Our consolidated subsidiaries at December 28, 2010 included 11 majority-owned restaurants, all of which were open. Our consolidated subsidiaries at December 29, 2009 and December 30, 2008 included ten majority-owned restaurants, all of which were open.

Managing Partners and Market Partners. Managing partners are single unit operators who have primary responsibility for the day-to-day operations of the entire restaurant and are responsible for maintaining the standards of quality and performance we establish. Market partners, generally, have supervisory responsibilities for up to 10 to 15 restaurants. In addition to supervising the operations of our restaurants, they are also responsible for the hiring and development of each restaurant's management team and assist in the new restaurant site selection process.

	Results of Operations					
	Fiscal Year					
	2010		2009		2008	
	$	%	$	%	$	%
	(in thousands)					
Consolidated Statements of Income:						
Revenue:						
Restaurant sales	995,988	99.1	934,100	99.1	871,556	99.0
Franchise royalties and fees	9,005	0.9	8,231	0.9	8,905	1.0
Total revenue	1,004,993	100.0	942,331	100.0	880,461	100.0
Costs and expenses:						
(As a percentage of restaurant sales)						
Restaurant operating costs:						
Cost of sales	324,267	32.6	312,800	33.5	308,123	35.4
Labor	293,022	29.4	276,626	29.6	253,132	29.0
Rent	21,361	2.1	20,018	2.1	15,879	1.8
Other operating	172,893	17.4	158,961	17.0	146,019	16.8
(As a percentage of total revenue)						
Pre-opening	7,051	0.7	5,813	0.6	11,604	1.3
Depreciation and amortization	41,283	4.1	41,822	4.4	37,694	4.3
Impairment and closures	2,005	0.2	3,000	0.3	2,175	0.2
General and administrative	52,494	5.2	47,430	5.0	43,808	5.0
Total costs and expenses	914,376	91.0	866,470	91.9	818,434	93.0
Income from operations	90,617	9.0	75,861	8.1	62,027	7.0
Interest expense, net	2,673	0.3	3,273	0.3	3,844	0.4
Equity income from investments in unconsolidated affiliates	(428)	0.0	(221)	0.0	(215)	0.0
Income before taxes	88,372	8.8	72,809	7.7	58,398	6.5
Provision for income taxes	27,683	2.8	23,491	2.5	19,389	2.2
Net income including noncontrolling interests	60,689	6.0	49,318	5.2	39,009	4.4
Net income attributable to noncontrolling interests	2,400	0.2	1,839	0.0	841	0.0
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	58,289	5.8	47,479	5.0	38,168	4.3

Restaurant Unit Activity

	Company	Franchise	Total
Balance at December 25, 2007	204	81	285
Openings	29	1	30
Acquisitions (Dispositions)	13	(13)	—
Closures	(1)	—	(1)
Balance at December 30, 2008	245	69	314
Openings	17	3	20
Acquisitions (Dispositions)	1	(1)	—
Closures	(2)	(1)	(3)
Balance at December 29, 2009	261	70	331
Openings	14	1	15
Acquisitions (Dispositions)	—	—	—
Closures	(1)	—	(1)
Balance at December 28, 2010	274	71	345

Restaurant Sales

Restaurant sales increased by 6.6% in 2010 as compared to 2009. This increase was attributable to the opening of new restaurants and an increase in average unit volumes. Restaurant sales increased by 7.2% in 2009 compared to 2008. This increase was attributable to the opening of new restaurants and the acquisitions of franchise restaurants in fiscal 2008, partially offset by a decrease in comparable restaurant sales and average unit volumes coupled with the addition of a 53rd week in 2008. Restaurant sales for 2009 were negatively impacted by 2.2% as a result of the extra week in 2008, which resulted in $17.9 million in additional restaurant sales.

The following table summarizes certain key drivers and/or attributes of restaurant sales at company restaurants for the periods. Although 2008 contained 53 weeks, for comparative purposes, 2008 average unit volumes were adjusted to a 52-week basis.

	2010	2009	2008
Company Restaurants			
Increase in store weeks	4.1%	11.8%	24.9%
Increase/(decrease) in average unit volumes	1.9	(4.3)	(3.8)
Other(1)	0.6	(0.3)	(0.8)
Total increase in restaurant sales	6.6%	7.2%	20.3%
Store weeks	13,803	13,255	11,861
Comparable restaurant sales growth/(decline)	2.4%	(2.8)%	2.3%
Average unit volume (in thousands)	$ 3,728	$ 3,660	$ 3,823

(1) Includes the impact of the year-over-year change in sales volume of restaurants open less than six months before the beginning of the period measured and, if applicable, the impact of restaurants closed during the period.

The increase in store weeks for 2010 and 2009 was primarily attributable to the opening of new restaurants. The increase in store weeks for 2009 was also impacted by the acquisition of 13 franchise restaurants in 2008. Company restaurant count activity is shown in the restaurant unit activity table above.

The increase in average unit volumes for 2010 compared to 2009 was primarily driven by a combination of positive comparable restaurant sales and higher year-over-year sales at newer restaurants. For 2010, comparable restaurant sales increased 2.4% which was generated by an increase in guest traffic counts, partially offset by a slight decline in our per person average check. For 2009, comparable restaurant sales decreased 2.8%, which was generated primarily by a decrease in guest traffic counts, while our per person average check remained fairly constant.

We have implemented certain menu pricing increases to partially offset impacts from higher operating costs and other inflationary pressures. The following table summarizes our menu pricing actions for the periods shown.

	Increased Menu Pricing
April 2009	1.4%
May/June 2008	1.5%
January/February 2008	1.1%

As some guests are purchasing fewer alcoholic beverages and/or shifting their selections to lower priced menu items, average guest check has not increased in line with the menu price increases above. While we did not take any pricing increases in 2010 due to the favorable commodities environment, we plan to take a menu price increase of averaging approximately 1% during the first quarter of 2011 as a result of expected inflationary pressures, primarily commodities, in 2011.

In 2011, we plan to open approximately 20 additional company restaurants. We have either begun construction or have sites under contract for purchase or lease for 18 of the 20 restaurants. We may evaluate additional opportunities for international development and possibly acquiring additional franchise restaurants in 2011.

Franchise Royalties and Fees

Franchise royalties and fees increased by $0.8 million or by 9.4% in 2010 from 2009. This increase was primarily attributable to an increase in average unit volumes, increasing royalty rates in conjunction with the renewal of certain franchise agreements, and the opening of a new restaurant in the second quarter of 2010. Franchise royalties and fees decreased by $0.7 million, or by 7.6%, in 2009 from 2008. The decrease in 2009 was primarily attributable to the loss of royalties associated with the acquisition of 13 franchise restaurants in 2008, the reduction of royalties in several restaurants, a decrease in average unit volumes and the additional week in fiscal 2008. This decrease was partially offset by new franchise restaurants in 2009 and increasing royalty rates and franchise fees in conjunction with the renewal of certain franchise agreements. Franchise comparable restaurant sales increased by 2.5% in 2010 and decreased by 2.5% in 2009. Franchise restaurant count activity is shown in the restaurant unit activity table above.

Restaurant Cost of Sales

Restaurant cost of sales, as a percentage of restaurant sales, decreased to 32.6% in 2010 from 33.5% in 2009. This decrease was primarily attributable to the benefit of lower beef costs and lower food costs on items such as oil-based and wheat ingredients. For 2011, we have fixed price contracts, which include some floor and ceiling pricing, for approximately 65% of our overall food costs with the remainder subject to fluctuating market prices. We expect commodity cost inflation of approximately 3.0% in 2011.

Restaurant cost of sales, as a percentage of restaurant sales, decreased to 33.5% in 2009 from 35.4% in 2008. This decrease was primarily attributable to the benefit of lower beef, dairy and produce costs and menu price increases discussed above, partially offset by higher commodity costs on chicken and food items such as wheat and oil-based ingredients.

Restaurant Labor Expenses

Restaurant labor expenses, as a percentage of restaurant sales, decreased to 29.4% in 2010 from 29.6% in 2009. This decrease was primarily attributable to an increase in average unit volumes and lower state unemployment tax expense, partially offset by higher average wage rates. Additionally, lower workers' compensation claims experience resulted in lower year-over-year workers' compensation expense for 2010.

We anticipate our labor costs will continue to be pressured by inflation, driven by higher wage rates partially due to federal and state-mandated increases in minimum and tip wage rates. These increases may or may not be offset by additional menu price adjustments.

Restaurant labor expenses, as a percentage of restaurant sales, increased to 29.6% in 2009 from 29.0% in 2008. This increase was primarily attributable to a decrease in average unit volumes combined with higher average wage rates and higher payroll tax expense as a result of increased state unemployment rates that began in the first quarter of 2009. These increases were partially offset by menu price increases discussed above. Higher average hourly wage rates resulted from several state-mandated increases in minimum and tip wage rates throughout 2008 and 2009, including increases in the federal minimum wage rate in July 2008 and July 2009.

Restaurant Rent Expense

Restaurant rent expense, as a percentage of restaurant sales, remained the same in 2010 compared to 2009 at 2.1%, which was an increase from 1.8% in 2008. In 2010, the benefit from an increase in average unit volumes offset the impact of leasing more land and buildings than in the past. The increase in 2009 was primarily attributable to a decrease in average unit volumes, combined with rent expense associated with the franchise restaurants acquired in 2008 and the restaurants opened in 2009 and 2008, as we are leasing more land and buildings than we have in the past.

Restaurant Other Operating Expenses

Restaurant other operating expenses, as a percentage of restaurant sales, increased to 17.4% in 2010 from 17.0% in 2009. This increase was primarily attributable to higher costs for managing partner and market partner bonuses, as a percentage of sales, and higher general liability insurance costs, partially offset by an increase in average unit volumes. Managing partner and market partner bonuses were higher in 2010 as a result of improved restaurant sales and higher margins. General liability insurance costs were $1.5 million higher in 2010 primarily due to changes in our claims development history based on our recent actuarial report.

Restaurant other operating expenses, as a percentage of restaurant sales, increased to 17.0% in 2009 from 16.8% in 2008. This increase was primarily attributable to a decrease in average unit volumes and higher costs for general liability insurance, repairs and maintenance, managing partner and market partner bonuses, property taxes and credit card charges, as a percentage of restaurant sales, partially offset by lower utilities and supplies expense. During 2009, a $0.1 million adjustment made to general liability insurance expense due to favorable general liability claims experience based on our most recent quarterly actuarial analysis was lower than a $0.5 million adjustment made in 2008. Managing partner and market partner bonus expense was higher in 2009 as a result of improved restaurant margins.

Restaurant Pre-opening Expenses

Pre-opening expenses in 2010 increased to $7.1 million from $5.8 million in 2009. This increase was primarily attributable to more restaurants in the development pipeline during 2010 as compared to 2009, driven by our plan to open 20 company restaurants in 2011 as compared to 14 company restaurants in 2010. Pre-opening costs will fluctuate from period to period based on the number and timing of restaurant openings and the number and timing of restaurant managers hired. Based on our increased restaurant development plans, we expect pre-opening expense to be higher in 2011.

Pre-opening expenses in 2009 decreased to $5.8 million from $11.6 million in 2008. This decrease was primarily attributable to fewer openings and fewer restaurants being in the development pipeline in 2009 compared to 2008. In 2009, we reduced our planned Company-owned restaurant openings to 17 restaurants compared to 29 restaurants in 2008.

Depreciation and Amortization Expenses ("D&A")

D&A, as a percentage of revenue, decreased to 4.1% in 2010 from 4.4% in 2009. This decrease was primarily attributable to an increase in average unit volumes and lower depreciation expense on older restaurants, partially offset by higher depreciation expense, as a percentage of revenue, on restaurants opened in 2009. D&A, as a percentage of revenue, increased to 4.4% in 2009 from 4.3% in 2008. The increase in 2009 was primarily attributable to higher construction costs and other capital spending on new restaurants, a decrease in average unit volumes and the impact of having an additional week of sales in 2008, partially offset by lower depreciation expense in older restaurants.

Impairment and Closure Expenses

Impairment and closure expenses decreased to $2.0 million in 2010 from $3.0 million in 2009, which was an increase from $2.2 million in 2008. In 2010, impairment and closure expenses included $1.7 million associated with the impairment of goodwill related to four restaurants and $0.2 million related to the write-down of equipment and ongoing closure costs associated with one restaurant, which was closed in Q2 2010. The remaining $0.1 million in expenses were ongoing closure costs associated with one restaurant closed in 2008. The goodwill impairment charges in 2010 resulted from our annual testing, which relies, in part, on the historical and projected future cash flows of individual restaurants. We assign goodwill at the individual restaurant level. As such, we anticipate that we will incur future impairment charges as the historical and/or projected future financial performance of these restaurants change. The amount and timing of any potential future charges, however, is difficult to predict.

In 2009, impairment and closure expenses included $3.2 million associated with the impairment of goodwill, reacquired franchise rights and other long-lived assets (primarily building and equipment). The impairment charges were primarily triggered by our analysis of historical results and projected future cash flows at five underperforming restaurants. After performing tests for impairment, it was determined that goodwill, reacquired franchise rights and certain other long-lived assets associated with these five restaurants were impaired (two of which were fully impaired) and, accordingly, we recorded impairment charges related to these assets of $1.4 million, $0.5 million and $1.3 million, respectively. Additionally, in 2009, we recorded a gain of $0.6 million related to the sale of one restaurant which was relocated, a charge of $0.5 million in conjunction with the closure of one restaurant, and a credit of $0.1 million related to the settlement of a lease reserve associated with one restaurant which was closed in 2008.

In 2008, we recorded an impairment charge of $1.4 million related to the write-down of land, building and equipment associated with one underperforming restaurant and a charge of $0.8 million due to the lease reserve and other charges related to the closure of one restaurant.

See note 15 in the Consolidated Financial Statements for further discussion regarding closures and impairments recorded in 2010, 2009 and 2008, including the impairments of goodwill and other long-lived assets.

General and Administrative Expenses ("G&A")

G&A, as a percentage of total revenue, increased to 5.2% in 2010 from 5.0% in 2009. The increase is primarily attributable to higher costs associated with our annual managing partner conference and higher salary expense, partially offset by an increase in average unit volumes. Costs associated with our annual conference were $3.4 million in 2010 compared to $2.0 million in 2009. The majority of these costs were incurred during the second fiscal quarter in each year. We anticipate that the costs associated with our 2011 annual conference will be approximately $2.0-2.5 million. In addition, we expect share-based compensation costs to be approximately $1.7 million higher in 2011 compared to 2010 as a result of a grant of restricted stock units on January 8, 2011 in conjunction with the extension of certain executive employment contracts at the beginning of 2010.

G&A, as a percentage of total revenue, remained flat at 5.0% in 2009 compared to 2008. In 2009, higher performance-based bonus expense for executive and other support center employees were offset by lower abandoned site costs and the leveraging of costs due to revenue growth. Bonus expense was $3.5 million higher in 2009 for two reasons. First, additional bonus expense of $2.1 million was recorded in 2009 due to exceeding our bonus targets for fiscal 2009. Second, in 2008, bonus expense was lower by $1.4 million due to not meeting our bonus targets in fiscal 2008. Abandoned site costs were $0.8 million higher in 2008 as a result of cutting back our planned openings for 2009.

Interest Expense, Net

Net interest expense decreased to $2.7 million in 2010 from $3.3 million in 2009. This decrease was primarily attributable to the decrease in outstanding borrowings under our credit facility.

Net interest expense decreased to $3.3 million in 2009 from $3.8 million in 2008. This decrease was primarily due to lower interest rates, partially offset by lower capitalized interest. Lower capitalized interest was primarily due to slower restaurant development in 2009 compared to 2008.

Income Taxes

We account for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes ("ASC 740")*. Our effective tax rate decreased to 32.2% from 33.1% in 2009. The decrease in 2010 was primarily attributable to higher work opportunity tax credits, lower non-deductible stock compensation expense and a decrease in the non-deductibility of officers' compensation. The decrease was partially offset by the impact of higher profitability, which led to a lower benefit, on a percentage basis, of federal tax credits. The higher work opportunity tax credits resulted from the expansion of the federal program for disconnected youth for eligible employees hired through 2010. We expect the effective tax rate to be approximately 32.6% for fiscal 2011.

Our effective tax rate decreased to 33.1% in 2009 from 33.7% in 2008. The decrease was primarily attributable to lower non-deductible stock compensation expense, partially offset by an increase in the non-deductibility of officers' compensation and goodwill impairment in 2009.

Liquidity and Capital Resources

The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities:

	Fiscal Year		
	2010	2009	2008
	(in thousands)		
Net cash provided by operating activities	$119,908	$115,129	$ 101,214
Net cash used in investing activities	(44,816)	(43,134)	(120,216)
Net cash (used in) provided by financing activities	(39,735)	(30,395)	12,696
Net increase (decrease) in cash	$ 35,357	$ 41,600	$ (6,306)

Net cash provided by operating activities was $119.9 million in 2010 compared to $115.1 million in 2009. This increase was primarily due to higher net income, partially offset by other changes in working capital. Net income was $11.4 million higher as a result of opening new restaurants, average unit volume growth and higher margins. Net cash provided by operating activities was $115.1 million in 2009 compared to $101.2 million in 2008. This increase was primarily due to higher net income, as a result of opening new restaurants, along with other changes in working capital.

Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Sales are primarily for cash, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverages and supplies, thereby reducing the need for incremental working capital to support growth.

Net cash used in investing activities was $44.8 million in 2010 compared to $43.1 million in 2009. This increase was primarily due to spending on capital expenditures. While we opened 14 restaurants in 2010, compared to 17 restaurants in 2009, we had more restaurants in the development pipeline in 2010 as a result of planned increased growth in 2011. Net cash used in investing activities was $43.1 million in 2009 compared to $120.2 million in 2008. This decrease was due to fewer restaurants in the development pipeline in 2009 along with the $17.8 million use of cash associated with the acquisition of franchise restaurants in 2008. In 2009, we opened 17 restaurants compared to 29 restaurants opened in 2008.

We require capital principally for the development of new company restaurants, the refurbishment of existing restaurants and the acquisitions of franchise restaurants, if any. We either lease our restaurant site locations under operating leases for periods of five to 30 years (including renewal periods) or purchase the land where it is cost effective. As of December 28, 2010, there were 117 restaurants developed on land which we owned.

The following table presents a summary of capital expenditures related to the development of new restaurants, the refurbishment of existing restaurants and the acquisition of franchise restaurants:

	2010	2009	2008
		(in 000's)	
New company restaurants	$29,796	$30,633	$ 89,828
Refurbishment of existing restaurants(1)	15,255	14,883	12,708
Total capital expenditures	$45,051	$45,516	$102,536
Acquisition of franchise restaurants, net of cash acquired	$ —	$ 25	$ 17,835
Restaurant-related repairs and maintenance expense(2)	$11,888	$11,088	$ 9,135

(1) Includes minimal capital expenditures related to support center office.

(2) These amounts were recorded as an expense in the income statement as incurred.

Our future capital requirements will primarily depend on the number of new restaurants we open, the timing of those openings and the restaurant prototype developed in a given fiscal year. These requirements will include costs directly related to opening new restaurants and may also include costs necessary to ensure that our infrastructure is able to support a larger restaurant base. In 2011, we expect our capital expenditures to be $65.0 to $70.0 million, the majority of which will relate to planned restaurant openings. This amount excludes any cash used for franchise acquisitions. We intend to satisfy our capital requirements over the next 12 months with cash on hand, net cash provided by operating activities and, if needed, funds available under our credit facility. For 2011, we anticipate net cash provided by operating activities will exceed capital expenditures, which we currently plan to use to increase our cash balance, repurchase common stock, pay dividends, and/or repay borrowings under our credit facility.

Net cash used in financing activities was $39.7 million in 2010 compared to $30.4 million in 2009. This increase was primarily due to paying down more on borrowings on our credit facility, partially offset by an increase in proceeds from the exercise of stock options. Net cash used in financing activities was $30.4 million in 2009 compared to net cash provided by financing activities of $12.7 million in 2008. The decrease in 2009 was primarily due to repayment of $31.0 million in borrowings and decreased borrowings under our credit facility, offset by stock repurchases in 2008. The decrease in 2008 was primarily due to increased borrowings under our credit facility in 2008, offset by stock repurchases of $57.0 million in 2008. The increased borrowings under our credit facility in 2008 are due to borrowings of approximately $57.0 million in conjunction with stock repurchases in 2008 and approximately $20.0 in conjunction with acquisitions of franchise restaurants in 2008.

On February 17, 2011, our Board of Directors approved a stock repurchase program under which we were authorized to repurchase up to $50 million of our common stock. Any repurchases will be made through open market transactions. The timing and the amount of any repurchases will be determined by the Company's management under parameters established by the Board of Directors, based on its evaluation of the Company's stock price, market conditions and other corporate considerations. Also on February 17, 2011, our Board of Directors authorized the payment of a cash dividend of $0.08 per share of common stock. This payment will be distributed on April 1, 2011, to shareholders of record at the close of business on March 16, 2011.

On February 14, 2008, our Board of Directors approved a stock repurchase program under which we were authorized to repurchase up to $25.0 million of our common stock during the two-year period ending February 14, 2010, which was later extended to February 14, 2011. On July 8, 2008, our Board of Directors approved a $50.0 million increase in the Company's stock repurchase program, thereby increasing the Company's total stock repurchase authorization to $75.0 million. During 2008, we repurchased 6,512,807 shares for an aggregate purchase price of $57.0 million. No repurchases were made in 2010 or 2009. This program expired on February 14, 2011.

In 2010, we paid distributions of $2.2 million to equity holders of ten of our majority-owned company restaurants. In 2009, we paid $2.1 million to equity holders of nine of our majority-owned company restaurants. In 2008, we paid $1.3 million to equity holders of seven of our majority-owned company restaurants.

We have a $250.0 million five-year revolving credit facility with a syndicate of commercial lenders led by Bank of America, N.A., Banc of America Securities LLC and National City Bank which, in December 2008, was acquired by PNC Bank. The facility expires on May 31, 2012. The terms of the facility require us to pay interest on outstanding borrowings at the London Interbank Offered Rate ("LIBOR") plus a margin of 0.50% to 0.875% and to pay a commitment fee of 0.10% to 0.175% per year on any unused portion of the facility, in both cases depending on our leverage ratio. The weighted-average interest rate for the revolver at December 28, 2010 was 3.59%, including interest rate swaps. The lenders' obligation to extend credit under the facility depends on us maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. The credit facility permits us to incur additional secured or unsecured indebtedness outside the facility, except for the incurrence of secured indebtedness that in the aggregate exceeds 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness that would prevent us from complying with our financial covenants. We were in compliance with all covenants as of December 28, 2010.

At December 28, 2010, we had $50.0 million of outstanding borrowings under our credit facility and $196.2 million of availability net of $3.8 million of outstanding letters of credit. In addition, we had various other notes payable totaling $1.9 million with interest rates ranging from 10.46% to 10.80%. Each of these notes relate to the financing of specific restaurants. Our total weighted average effective interest rate at December 28, 2010 was 3.84%, including interest rate swaps.

At December 29, 2009, we had $99.0 million of outstanding borrowings under our credit facility and $147.3 million of availability net of $3.7 million of outstanding letters of credit. In addition, we had various other notes payable totaling $2.0 million with interest rates ranging from 10.46% to 10.80%. Each of these notes relate to the financing of specific restaurants. Our total weighted average effective interest rate at December 29, 2009 was 2.53%, including interest rate swaps.

On October 22, 2008, we entered into an interest rate swap, which started on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR for a term ending on November 7, 2015, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount. Our counterparty in the interest rate swap is J.P. Morgan Chase, N.A.

On January 7, 2009, we entered into another interest rate swap, starting on February 7, 2009, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 2.34% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on January 7, 2016, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount. Our counterparty in this interest rate swap is J.P. Morgan Chase, N.A.

Contractual Obligations

The following table summarizes the amount of payments due under specified contractual obligations as of December 28, 2010:

	Payments Due by Period				
	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 years
	(in thousands)				
Long-term debt obligations	$ 51,865	$ 185	$50,435	$ 537	$ 708
Capital lease obligations	315	89	207	19	—
Interest(1)	10,575	1,793	3,585	3,585	1,612
Operating lease obligations	198,217	21,090	41,250	37,712	98,165
Capital obligations	52,807	52,807	—	—	—
Total contractual obligations(2)	$313,779	$75,964	$95,477	$41,853	$100,485

(1) Assumes constant rate until maturity for our fixed and variable rate debt and capital lease obligations. Uses interest rates as of December 28, 2010 for our variable rate debt. Interest payments on our variable-rate revolving credit facility balance at December 28, 2010 are calculated based on the assumption that debt relating to the interest rate swaps covering notional amounts totaling $50.0 million remains outstanding until the expiration of the respective swap arrangements. The interest rates used in determining interest payments to be made under the interest rate swap agreements were determined by taking the applicable fixed rate of each swap plus the 0.50% margin, which was in effect as of December 28, 2010.

(2) Unrecognized tax benefits under ASC 740 are immaterial and, therefore, are excluded from this amount.

The Company has no material minimum purchase commitments with its vendors that extend beyond a year. See notes 4 and 7 to the Consolidated Financial Statements for details of contractual obligations.

Off-Balance Sheet Arrangements

Except for operating leases (primarily restaurant leases), we do not have any off-balance sheet arrangements.

Guarantees

We entered into real estate lease agreements for franchise restaurants located in Everett, MA, Longmont, CO, Montgomeryville, PA, Fargo, ND and Logan, UT prior to our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but we remain contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014, the Everett lease expires in February 2018, the Montgomeryville lease expires in March 2021, the Fargo lease expires in July 2016 and the Logan lease expires on August 2019. As the fair value of these guarantees is not considered significant, no liability value has been recorded.

Recent Accounting Pronouncements

Fair Value Measures and Disclosures

(Accounting Standards Update ("ASU") 2010-06)

In January 2010, the FASB issued ASU 2010-06 which amends ASC 820, *Fair Value Measures and Disclosures*. ASU No. 2010-06 amends the ASC to require disclosure of transfer into and out of Level 1 and Level 2 fair value measurements, and also require more detailed disclosure about the activity within Level 3 fair value measurements. The changes as a result of this update are effective for annual and interim reporting periods beginning after December 15, 2009 (our 2010 fiscal year), except for requirements related to Level 3 disclosures, which are effective for annual and interim period beginning after December 15, 2010 (our 2011 fiscal year). This guidance requires new disclosures only, and will have no impact on our consolidated financial position, results of operations or cash flows.

Critical Accounting Policies and Estimates

The above discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in note 2 to the accompanying Consolidated Financial Statements. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Impairment of Long-lived Assets. We evaluate our long-lived assets for impairment at the individual restaurant level when events or circumstances indicate that the carrying amount of a restaurant may not be recoverable. When we evaluate restaurants, cash flows are the primary indicator of impairment. Our evaluation requires an estimation of the future undiscounted cash flows from operating the restaurant over its estimated useful life, which can be for a period of over 20 years. In the estimation of future cash flows, we consider the period of time the restaurant has been open, the trend of operations over such period and future periods and expectations for future sales growth. We limit assumptions about important factors such as trend of future operations and sales growth to those that are supportable based upon our plans for the restaurant and actual results at comparable restaurants. Both qualitative and quantitative information are considered when evaluating for potential impairments. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge.

If assets are determined to be impaired, we measure the impairment charge by calculating the amount by which the asset carrying amount exceeds its fair value. The determination of asset fair value is also subject to significant judgment. We generally measure estimated fair value by discounting estimated future cash flows or by independent third party appraisal, if available. When fair value is measured by discounting estimated future cash flows, the assumptions used are consistent with what we believe hypothetical market participants would use. We also use a discount rate that is commensurate with the risk inherent in the projected cash flows. If these assumptions change in the future, we may be required to record impairment charges for these assets.

See note 15 in the Consolidated Financial Statements for further discussion regarding closures and impairments recorded in 2010, 2009 and 2008, including the impairments of goodwill and other long-lived assets.

Goodwill. Goodwill is tested annually for impairment, and is tested more frequently if events and circumstances indicate that the asset might be impaired. We have assigned goodwill to the reporting unit, which we consider to be the individual restaurant level. An impairment loss is recognized to the extent that the carrying amount exceeds the implied fair value of goodwill. The determination of impairment consists of two steps. First, we determine the fair value of the reporting unit and compare it to its carrying amount. The fair value of the reporting unit may be based on several valuation approaches including capitalization of earnings, discounted cash flows, comparable public company market multiples and comparable acquisition market multiples. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit, in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The valuation approaches used to determine fair value are subject to key judgments and assumptions that are sensitive to change such as judgment and assumptions about our appropriate revenue growth rates, operating margins, weighted average cost of capital, and comparable company and acquisition market multiples. In estimating the fair value using the discounted cash flows or the capitalization of earnings method we consider the period of time the restaurant has been open, the trend of operations over such period and future periods, expectations of future sales growth and terminal value. Assumptions about important factors such as trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants. When developing these key judgments and assumptions, we consider economic, operational and market conditions that could impact our fair value. The judgments and assumptions used are consistent with what we believe hypothetical market participants would use. However, estimates are inherently uncertain and represent only our reasonable expectations regarding future developments. If the estimates used in performing the impairment test prove inaccurate, the fair value of the restaurants may ultimately prove to be significantly lower, thereby causing the carrying value to exceed the fair value and indicating impairment has occurred.

At December 28, 2010, we had 65 reporting units, primarily at the restaurant level, with allocated goodwill of $111.8 million. The average amount of goodwill associated with each reporting unit is $1.7 million with six reporting units having goodwill in excess of $4.0 million. Based on our estimate of fair value, we are currently monitoring five restaurants with total goodwill of $13.4 million. Since we determine the fair value of goodwill at the restaurant level, any significant decreases in cash flows at these restaurants or others could trigger an impairment charge in the future. The fair value of each of our other reporting units was substantially in excess of their respective carrying values as of the 2010 goodwill impairment test. See note 15 in the Consolidated Financial Statements for further discussion regarding closures and impairments recorded in 2010, 2009 and 2008, including the impairments of goodwill and other long-lived assets.

Insurance Reserves. We self-insure a significant portion of expected losses under our workers compensation, general liability, employment practices liability and property insurance programs. We purchase insurance for individual claims that exceed the amounts listed below:

Employment practices liability	$250,000
Workers compensation	$250,000
General liability	$100,000
Property	$ 25,000

We record a liability for unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to us based on estimates provided by management, a third party administrator and/or an actuary. Our estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Estimates of claims reserves related to workers compensation and general liability are discounted using a discount rate of approximately 3.0% at December 28, 2010 resulting in a discount of $0.4 million. An increase or decrease in the discount rate of 100 basis points would change the reserve, and resulting expense, by an immaterial amount. We also monitor actuarial observations of historical claim development for the industry. Our assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances. In addition, starting in fiscal 2011, we self-insure a significant portion of expected losses under our employee healthcare insurance program and purchase insurance for individual claims under the program that exceed $150,000.

Income Taxes. We account for income taxes in accordance with ASC 740 under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

Uncertain tax positions are accounted for under FASB ASC 740. FASB ASC 740 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities that have full knowledge of all relevant information. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

Effects of Inflation

We believe inflation has had a negative effect on our operations during the past few years as we have not substantially offset increases in our restaurant and operating costs resulting from inflation by altering our menu, increasing menu prices and/or making other adjustments. Whether we are able and/or choose to offset the effects of inflation will determine to what, if any, extent inflation affects our operations in future periods.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding bank debt. Our options for the rate are the Base Rate, which is the higher of the issuing bank's prime lending rate or the Federal Funds rate plus 0.50%, or LIBOR plus an applicable margin. At December 28, 2010, there was $50.0 million in outstanding borrowings under our revolving line of credit, which bears interest at approximately 50 to 87.5 basis points (depending on our leverage ratios) over LIBOR. We had various other notes payable totaling $1.9 million with fixed interest rates ranging from 10.46% to 10.80%. Should interest rates based on these borrowings increase by one percentage point, our estimated annual interest expense would increase by $0.5 million.

On October 22, 2008, we entered into an interest rate swap, which started on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on November 7, 2015, effectively resulting in a fixed rate on the LIBOR component of the $25.0 million notional amount.

On January 7, 2009, we entered into another interest rate swap, starting February 7, 2009, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 2.34% on the $25.0 million notional amount and receive payments from the counterparty based on the

1-month LIBOR rate for a term ending on January 7, 2016, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount.

By using a derivative instrument to hedge exposures to changes in interest rates, we expose ourselves to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. We minimize the credit risk by entering into transactions with high-quality counterparties whose credit rating is evaluated on a quarterly basis. Our counterparty in the interest rate swap is JP Morgan Chase, N.A.

Many of the ingredients used in the products sold in our restaurants are commodities that are subject to unpredictable price volatility. There are no established fixed price markets for certain commodities such as produce and cheese, and we are subject to prevailing market conditions when purchasing those types of commodities. For other commodities, we employ various purchasing and pricing contract techniques in an effort to minimize volatility, including fixed price contracts for terms of one year or less and negotiating prices with vendors with reference to fluctuating market prices. We currently do not use financial instruments to hedge commodity prices, but we will continue to evaluate their effectiveness. Extreme and/or long term increases in commodity prices could adversely affect our future results, especially if we are unable, primarily due to competitive reasons, to increase menu prices. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected.

We are subject to business risk as our beef supply is highly dependent upon two to four vendors. While we maintain relationships with additional suppliers, if any of these vendors were unable to fulfill its obligations under its contracts, we may encounter supply shortages and incur higher costs to secure adequate supplies, any of which would harm our business.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL DATA

See Index to Consolidated Financial Statements at Item 15.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to, and as defined in, Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of our management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of the end of December 28, 2010.

Changes in internal control

During the fourth quarter of 2010, there were no changes with respect to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of the Company's internal control over financial reporting as of the end of the period covered by this report. In this assessment, the Company applied criteria based on the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting. Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of December 28, 2010.

KPMG LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in the Annual Report on Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting as of December 28, 2010 as stated in their report at F-1.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the directors of the Company is incorporated herein by reference to the information set forth under "Election of Directors" in the Proxy Statement for the 2011 Annual Meeting of Stockholders.

Information regarding executive officers of the Company has been included in Part I of this Annual Report under the caption "Executive Officers of the Company."

Information regarding corporate governance of the Company is incorporated herein by reference to the information set forth in the Proxy Statement for the 2011 Annual Meeting of Stockholders.

ITEM 11—EXECUTIVE COMPENSATION

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 8, 2011.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 8, 2011.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 8, 2011.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 8, 2011.

PART IV

ITEM 15—EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

2. Financial Statement Schedules

Omitted due to inapplicability or because required information is shown in the Company's Consolidated Financial Statements or notes thereto.

3. Exhibits

Exhibit No.	Description
3.1	Form of Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
3.2	Bylaws of Registrant (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
4.1	Registration Rights Agreement, dated as of May 7, 2004, among Registrant and others (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.1*	Texas Roadhouse, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 of Registrant (File No. 333-121241))
10.2	Amended and Restated Office Lease Agreement (One Paragon Centre), dated as of August 15, 2003, by and between Paragon Centre Associates, LLC and Texas Roadhouse Holdings LLC, as amended (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.3	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.4	Form of Limited Partnership Agreement and Operating Agreement for company-managed Texas Roadhouse restaurants, including schedule of the owners of such restaurants and the interests held by directors, executive officers and 5% stockholders who are parties to such an agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))

Exhibit No.	Description
10.5	Lease Agreement dated as of November 1999, by and between TEAS II, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.6	Form of Franchise Agreement and Preliminary Agreement for a Texas Roadhouse restaurant franchise, including schedule of directors, executive officers and 5% stockholders which have entered into either agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.7	Updated schedule as of December 28, 2010 of the owners of company-managed Texas Roadhouse restaurants and the interests held by directors, executive officers and 5% stockholders who are parties to Limited Partnership Agreements and Operating Agreements as set forth at Exhibit 10.4 of this Form 10-K
10.8	Updated schedule as of December 28, 2010 of the directors, executive officers and 5% stockholders which have entered into Franchise Agreements or Preliminary Agreements for a Texas Roadhouse Franchise as set forth at Exhibit 10.6 of this Form 10-K
10.9	Amended and Restated Lease Agreement (Two Paragon Centre) dated January 1, 2006 between Paragon Centre Holdings, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.17 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 2006) (File No. 000-50972))
10.10	First Amendment to Amended and Restated Lease Agreement (Two Paragon Centre) dated December 18, 2006 between Paragon Centre Holdings, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.21 of Registrant's Annual Report on Form 10-K for the year ended December 26, 2006) (File No. 000-50972))
10.11	Amended and Restated Credit Agreement, dated as of May 31, 2007, by and among Texas Roadhouse, Inc., the lenders named therein and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated June 6, 2007 (File No. 000-50972))
10.12	Second Amendment to Amended and Restated Lease Agreement (Two Paragon Centre) dated May 10, 2007 between Paragon Centre Holdings, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 2007) (File No. 000-50972))
10.13	Third Amendment to Amended and Restated Lease Agreement (Two Paragon Centre) dated September 7, 2007 between Paragon Centre Holdings, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 25, 2007) (File No. 000-50972))
10.14*	Employment Agreement between Registrant and G.J. Hart effective December 26, 2007 (incorporated by reference to Exhibit 10.14 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.15*	Employment Agreement between Registrant and Scott M. Colosi effective December 26, 2007 (incorporated by reference to Exhibit 10.15 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.16*	Employment Agreement between Registrant and Steven L. Ortiz effective December 26, 2007 (incorporated by reference to Exhibit 10.16 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))

Exhibit No.	Description
10.17*	Employment Agreement between Registrant and W. Kent Taylor effective December 26, 2007 (incorporated by reference to Exhibit 10.17 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.18*	Employment Agreement between Registrant and Sheila C. Brown effective December 26, 2007 (incorporated by reference to Exhibit 10.18 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.19*	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.20*	Form of First Amendment to Restricted Stock Unit Award Agreement with non-management directors (incorporated by reference to Exhibit 10.20 of Registrant's Annual Report on Form 10-K for the year ended December 30, 2008 (File No. 000-50972))
10.21*	Amendment to Texas Roadhouse, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 of Registrant's Annual Report on Form 10-K for the year ended December 30, 2008 (File No. 000-50972))
10.22*	Amendment to Employment Agreement between Registrant and G.J. Hart effective January 1, 2009 (incorporated by reference to Exhibit 10.22 of Registrant's Annual Report on Form 10-K for the year ended December 30, 2008 (File No. 000-50972))
10.23*	Amendment to Employment Agreement between Registrant and Scott M. Colosi effective January 1, 2009 (incorporated by reference to Exhibit 10.23 of Registrant's Annual Report on Form 10-K for the year ended December 30, 2008 (File No. 000-50972))
10.24*	Amendment to Employment Agreement between Registrant and Steven L. Ortiz effective January 1, 2009 (incorporated by reference to Exhibit 10.24 of Registrant's Annual Report on Form 10-K for the year ended December 30, 2008 (File No. 000-50972))
10.25*	Amendment to Employment Agreement between Registrant and W. Kent Taylor effective January 1, 2009 (incorporated by reference to Exhibit 10.25 of Registrant's Annual Report on Form 10-K for the year ended December 30, 2008 (File No. 000-50972))
10.26*	Amendment to Employment Agreement between Registrant and Sheila C. Brown effective January 1, 2009 (incorporated by reference to Exhibit 10.26 of Registrant's Annual Report on Form 10-K for the year ended December 30, 2008 (File No. 000-50972))
10.27	Fourth Amendment to Amended and Restated Lease Agreement (Two Paragon Centre) dated July 22, 2009 between Paragon Centre Holdings LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 29, 2009 (File No. 000-50977))
10.28*	Second Amendment to Employment Agreement between Registrant and G.J. Hart dated February 18, 2010 (incorporated by reference to Exhibit 10.28 of Registrant's Annual Report on Form 10-K for the year ended December 29, 2009 (File No. 000-50972))
10.29*	Second Amendment to Employment Agreement between Registrant and Scott M. Colosi dated February 18, 2010 (incorporated by reference to Exhibit 10.29 of Registrant's Annual Report on Form 10-K for the year ended December 29, 2009 (File No. 000-50972))
10.30*	Second Amendment to Employment Agreement between Registrant and Steven L. Ortiz dated February 18, 2010 (incorporated by reference to Exhibit 10.30 of Registrant's Annual Report on Form 10-K for the year ended December 29, 2009 (File No. 000-50972))

Exhibit No.	Description
10.31*	Second Amendment to Employment Agreement between Registrant and W. Kent Taylor dated February 18, 2010 (incorporated by reference to Exhibit 10.31 of Registrant's Annual Report on Form 10-K for the year ended December 29, 2009 (File No. 000-50972))
10.32*	Second Amendment to Employment Agreement between Registrant and Sheila C. Brown dated February 18, 2010 (incorporated by reference to Exhibit 10.32 of Registrant's Annual Report on Form 10-K for the year ended December 29, 2009 (File No. 000-50972))
21.1	List of Subsidiaries
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEXAS ROADHOUSE, INC.

By: /s/ G.J. HART

G.J. HART
President, Chief Executive Officer, Director

Date: February 25, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ W. KENT TAYLOR W. Kent Taylor	Chairman of the Company, Director	February 25, 2011
/s/ G.J. HART G.J. Hart	President, Chief Executive Officer, Director (Principal Executive Officer)	February 25, 2011
/s/ SCOTT M. COLOSI Scott M. Colosi	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 25, 2011
/s/ GREGORY N. MOORE Gregory N. Moore	Director	February 25, 2011
/s/ MARTIN T. HART Martin T. Hart	Director	February 25, 2011
/s/ JAMES F. PARKER James F. Parker	Director	February 25, 2011

Signature	Title	Date
/s/ JAMES R. RAMSEY James R. Ramsey	Director	February 25, 2011
/s/ JAMES R. ZARLEY James R. Zarley	Director	February 25, 2011

(This page has been left blank intentionally.)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Texas Roadhouse, Inc.:

We have audited the accompanying consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries (the "Company") as of December 28, 2010 and December 29, 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 28, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Roadhouse, Inc. and subsidiaries as of December 28, 2010 and December 29, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Texas Roadhouse, Inc.'s internal control over financial reporting as of December 28, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Louisville, Kentucky
February 25, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Texas Roadhouse, Inc.:

We have audited the internal control over financial reporting of Texas Roadhouse, Inc. as of December 28, 2010 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Texas Roadhouse, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on Texas Roadhouse Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Texas Roadhouse, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 28, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries as of December 28, 2010 and December 29, 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 28, 2010, and our report dated February 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Louisville, Kentucky
February 25, 2011

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 28, 2010	December 29, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 82,215	$ 46,858
Receivables, net of allowance for doubtful accounts of $222 in 2010 and $911 in 2009	12,563	12,312
Inventories, net	9,197	8,004
Prepaid income taxes	375	—
Prepaid expenses	7,204	5,611
Deferred tax assets	2,368	1,531
Total current assets	113,922	74,316
Property and equipment, net	458,983	456,281
Goodwill	111,785	113,465
Intangible assets, net	10,118	11,194
Fair value of derivative financial instruments	—	31
Other assets	7,993	6,786
Total assets	$702,801	$662,073
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt and obligations under capital leases	$ 274	$ 247
Accounts payable	26,864	27,882
Deferred revenue—gift cards/certificates	39,165	34,443
Accrued wages	21,050	20,186
Income tax payable	—	6,194
Accrued taxes and licenses	12,318	8,579
Other accrued liabilities	12,387	10,672
Total current liabilities	112,058	108,203
Long-term debt and obligations under capital leases, excluding current maturities	51,906	101,179
Stock option and other deposits	4,052	3,653
Deferred rent	14,457	12,089
Deferred tax liabilities	8,444	6,660
Fair value of derivative financial instruments	2,178	—
Other liabilities	10,324	7,339
Total liabilities	203,419	239,123
Texas Roadhouse, Inc. and subsidiaries stockholders' equity:		
Preferred stock ($0.001 par value, 1,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock ($0.001 par value, 100,000,000 shares authorized, 72,222,991 and 70,384,915 shares issued and outstanding at December 28, 2010 and December 29, 2009, respectively)	72	70
Additional paid in capital	250,874	231,564
Retained earnings	247,008	188,719
Accumulated other comprehensive (loss)gain	(1,338)	19
Texas Roadhouse, Inc. and subsidiaries stockholders' equity	496,616	420,372
Noncontrolling interests	2,766	2,578
Total equity	499,382	422,950
Total liabilities and stockholders' equity	$702,801	$662,073

See accompanying notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Income

(in thousands, except per share data)

	Fiscal Year Ended		
	December 28, 2010	December 29, 2009	December 30, 2008
Revenue:			
Restaurant sales	$ 995,988	$934,100	$871,556
Franchise royalties and fees	9,005	8,231	8,905
Total revenue	1,004,993	942,331	880,461
Costs and expenses:			
Restaurant operating costs:			
Cost of sales	324,267	312,800	308,123
Labor	293,022	276,626	253,132
Rent	21,361	20,018	15,879
Other operating	172,893	158,961	146,019
Pre-opening	7,051	5,813	11,604
Depreciation and amortization	41,283	41,822	37,694
Impairment and closures	2,005	3,000	2,175
General and administrative	52,494	47,430	43,808
Total costs and expenses	914,376	866,470	818,434
Income from operations	90,617	75,861	62,027
Interest expense, net	2,673	3,273	3,844
Equity income from investments in unconsolidated affiliates	(428)	(221)	(215)
Income before taxes	$ 88,372	$ 72,809	$ 58,398
Provision for income taxes	27,683	23,491	19,389
Net income including noncontrolling interests	$ 60,689	$ 49,318	$ 39,009
Less: Net income attributable to noncontrolling interests	2,400	1,839	841
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 58,289	$ 47,479	$ 38,168
Net income per common share:			
Basic	$ 0.82	$ 0.68	$ 0.53
Diluted	$ 0.80	$ 0.67	$ 0.52
Weighted average shares outstanding:			
Basic	71,432	69,967	72,672
Diluted	72,929	71,298	74,079

See accompanying notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(in thousands, except share data)

	Class A		Class B							
	Shares	Par Value	Shares	Par Value	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Texas Roadhouse, Inc. and Subsidiaries	Noncontrolling Interests	Total
Balance, December 25, 2007	69,582,602	$70	5,265,376	$ 5	$264,234	$103,072	$ —	$367,381	$ 2,384	$369,765
Comprehensive income:										
Unrealized loss on derivatives, net of tax of $1.0 million	—	—	—	—	—	—	(1,704)	(1,704)	—	(1,704)
Net income	—	—	—	—	—	38,168	—	38,168	841	39,009
Total comprehensive income	—	—	—	—	—	—	—	36,464	841	37,305
Contributions from noncontrolling interest partners	—	—	—	—	—	—	—	—	833	833
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(1,251)	(1,251)
Shares issued under stock option plan including tax effects	1,000,825	1	—	—	5,249	—	—	5,250	—	5,250
Repurchase of shares of Common Stock	(6,512,807)	(7)	—	—	(56,967)	—	—	(56,974)	—	(56,974)
Minority interest liquidation adjustments	—	—	—	—	44	—	—	44	—	44
Share-based compensation	—	—	—	—	7,825	—	—	7,825	—	7,825
Balance, December 30, 2008	64,070,620	$64	5,265,376	$ 5	$220,385	$141,240	$(1,704)	$359,990	$ 2,807	$362,797
Comprehensive income:										
Unrealized gain on derivatives, net of tax of $1.0 million	—	—	—	—	—	—	1,723	1,723	—	1,723
Net income	—	—	—	—	—	47,479	—	47,479	1,839	49,318
Total comprehensive income	—	—	—	—	—	—	—	49,202	1,839	51,041
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(2,068)	(2,068)
Conversion of Class B shares to Class A shares	5,265,376	5	(5,265,376)	(5)	—	—	—	—	—	—
Shares issued under stock option plan including tax effects	714,779	1	—	—	5,170	—	—	5,171	—	5,171
Settlement of restricted stock units, net of tax	334,140	—	—	—	(1,484)	—	—	(1,484)	—	(1,484)
Share-based compensation	—	—	—	—	7,493	—	—	7,493	—	7,493
Balance, December 29, 2009	70,384,915	$70	—	$—	$231,564	$188,719	$ 19	$420,372	$ 2,578	$422,950
Comprehensive income:										
Unrealized loss on derivatives, net of tax of $0.9 million	—	—	—	—	—	—	(1,357)	(1,357)	—	(1,357)
Net income	—	—	—	—	—	58,289	—	58,289	2,400	60,689
Total comprehensive income	—	—	—	—	—	—	—	56,932	2,400	59,332
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(2,212)	(2,212)
Shares issued under stock option plan including tax effects	1,397,832	1	—	—	14,384	—	—	14,385	—	14,385
Settlement of restricted stock units, net of tax	440,244	1	—	—	(2,829)	—	—	(2,828)	—	(2,828)
Minority interest liquidation adjustments	—	—	—	—	69	—	—	69	—	69
Share-based compensation	—	—	—	—	7,686	—	—	7,686	—	7,686
Balance, December 28, 2010	72,222,991	$72	—	$—	$250,874	$247,008	$(1,338)	$496,616	$ 2,766	$499,382

See accompanying notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended		
	December 28, 2010	**December 29, 2009**	**December 30, 2008**
Cash flows from operating activities:			
Net income including noncontrolling interests	$ 60,689	$ 49,318	$ 39,009
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,283	41,822	37,694
Deferred income taxes	1,799	(126)	1,184
Loss on disposition of assets	1,766	1,183	1,293
Impairment and closure	1,821	2,908	2,018
Equity income from investments in unconsolidated affiliates	(428)	(221)	(215)
Distributions received from investments in unconsolidated affiliates	383	322	361
Provision for doubtful accounts	(43)	387	516
Share-based compensation expense	7,686	7,493	7,745
Changes in operating working capital:			
Receivables	(208)	(2,777)	7,865
Inventories	(1,193)	136	(515)
Prepaid expenses and other current assets	(1,593)	468	(2,377)
Other assets	(1,058)	(2,755)	(399)
Accounts payable	(1,018)	(4,293)	6,552
Deferred revenue—gift cards/certificates	4,722	2,178	(507)
Accrued wages	864	4,686	362
Excess tax benefits from share-based compensation	(3,159)	(1,774)	(3,288)
Prepaid income taxes and income taxes payable	(3,212)	11,962	(862)
Accrued taxes and licenses	3,739	15	2,020
Other accrued liabilities	1,715	(287)	183
Deferred rent	2,368	2,169	2,343
Other liabilities	2,985	2,315	232
Net cash provided by operating activities	119,908	115,129	101,214
Cash flows from investing activities:			
Capital expenditures—property and equipment	(45,051)	(45,516)	(102,536)
Acquisition of franchise restaurants, net of cash acquired	—	25	(17,835)
Proceeds from sale of property and equipment, including insurance proceeds	235	2,357	250
Investment in equity investees	—	—	(95)
Net cash used in investing activities	(44,816)	(43,134)	(120,216)
Cash flows from financing activities:			
(Repayments of) proceeds from revolving credit facility, net	(49,000)	(31,000)	67,000
Repurchase of shares of common stock	—	—	(56,974)
Proceeds from noncontrolling interest contributions and other	—	—	877
Investments in unconsolidated affiliates	(35)	(34)	—
Distributions to noncontrolling interest holders	(2,212)	(2,068)	(1,251)
Excess tax benefits from share-based compensation	3,159	1,774	3,288
Repayment of stock option and other deposits	(854)	(1,346)	(1,812)
Proceeds from stock option and other deposits	1,253	1,215	784
Settlement of restricted stock units, net of tax	(2,828)	(1,484)	—
Principal payments on long-term debt and capital lease obligations	(246)	(284)	(1,074)
Proceeds from exercise of stock options	11,028	2,832	1,858
Net cash (used in) provided by financing activities	(39,735)	(30,395)	12,696
Net increase (decrease) in cash	35,357	41,600	(6,306)
Cash and cash equivalents—beginning of year	46,858	5,258	11,564
Cash and cash equivalents—end of year	$ 82,215	$ 46,858	$ 5,258
Supplemental disclosures of cash flow information:			
Interest, net of amounts capitalized	$ 2,628	$ 3,315	$ 4,130
Income taxes	$ 29,095	$ 11,657	$ 19,067

See accompanying notes to Consolidated Financial Statements.

(Tabular amounts in thousands, except share and per share data)

(1) Description of Business

The accompanying Consolidated Financial Statements as of December 28, 2010 and December 29, 2009 include the accounts of Texas Roadhouse, Inc. (the "Company", "we", "our" and/or "us"), and our wholly-owned subsidiaries, Texas Roadhouse Holdings LLC ("Holdings"), Texas Roadhouse Development Corporation ("TRDC"), Texas Roadhouse Management Corp ("Management Corp.") and Aspen Creek, LLC ("Aspen Creek"). We and our wholly-owned subsidiaries operate restaurants under the names Texas Roadhouse and Aspen Creek. Holdings also provides supervisory and administrative services for certain other license and franchise restaurants. TRDC sells franchise rights and collects the franchise royalties and fees. Management Corp. provides management services to Holdings, TRDC and certain other license and franchise restaurants.

At December 28, 2010 and December 29, 2009, there were 345 and 331 Texas Roadhouse restaurants, respectively, operating in 46 states. Of the 345 restaurants that were operating at December 28, 2010, (i) 274 were Company restaurants, 263 of which were wholly-owned and 11 of which were majority-owned, (ii) 68 were franchise restaurants and (iii) 3 were license restaurants. Of the 331 restaurants that were operating at December 29, 2009, (i) 261 were Company restaurants, 251 of which were wholly-owned and 10 of which were majority-owned, (ii) 67 were franchise restaurants and (iii) 3 were license restaurants.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

At December 28, 2010 and December 29, 2009, we had minority ownership in 21 restaurants. The unconsolidated restaurants are accounted for using the equity method. We exercise significant control over the operating and financial policies of these entities based on the rights granted to us under each entity's operating or partnership agreement. Notwithstanding the significant control exercised by us over their affairs, we do not consolidate such entities because (i) we own only 5% to 10% of these entities and (ii) the revenue, expense and net income, and assets and liabilities that would be attributable to these entities would not be material to our financial position or results of operations. Should the financial position and results of operations of these entities become material to our financial position and results of operations in future periods, we will consolidate the entities into our results. All significant intercompany balances and transactions for these unconsolidated restaurants as well as the companies whose accounts have been consolidated have been eliminated.

(b) Fiscal Year

We utilize a 52 or 53 week accounting period that ends on the last Tuesday in December. We utilize a 13 or 14 week accounting period for quarterly reporting purposes. Fiscal year 2008 was 53 weeks in length. In fiscal 2008, the 53rd week added $17.9 million to restaurant sales and $18.0 million to total revenues and approximately $0.03 to diluted earnings per share in our consolidated statement of income. Fiscal years 2010 and 2009 were 52 weeks in length.

(2) Summary of Significant Accounting Policies (Continued)

(c) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, we consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Book overdrafts are recorded in accounts payable and are included within operating cash flows.

(d) Receivables

Receivables consist principally of amounts due from certain franchise and license restaurants for reimbursement of labor costs, pre-opening and other expenses, amounts due for royalty fees from franchise restaurants and credit card receivables.

Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience. We review our allowance for doubtful accounts quarterly. Past due balances over 120 days and a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e) Inventories

Inventories, consisting principally of food, beverages and supplies, are valued at the lower of cost (first-in, first-out) or market. We purchase our products from a number of suppliers and believe there are alternative suppliers.

(f) Pre-opening Expenses

Pre-opening expenses are charged to operations as incurred. These costs include wages, benefits, travel and lodging for the training and opening management teams, rent and food, beverage and other restaurant operating expenses incurred prior to a restaurant opening for business.

(g) Property and Equipment

Property and equipment are stated at cost. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on property and equipment, including assets located on leased properties, over the shorter of the estimated useful lives of the related assets or the underlying lease term using the straight-line method. In some cases, assets on leased properties are depreciated over a period of time which includes both the initial term of the lease and one or more option periods. See note 2(p).

The estimated useful lives are:

Land improvements	10 - 25 years
Buildings and leasehold improvements	10 - 25 years
Equipment and smallwares	3 - 10 years
Furniture and fixtures	3 - 10 years

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

Repairs and maintenance expense amounted to $11.9 million, $11.1 million and $9.1 million for the years ended December 28, 2010, December 29, 2009 and December 30, 2008, respectively. These costs are included in other operating costs in our consolidated statements of income.

(h) Impairment of Goodwill

Goodwill represents the excess of cost over fair value of assets of businesses acquired. In accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, Intangibles—Goodwill and Other ("ASC 350"), we perform tests to assess potential impairments at the end of each fiscal year or during the year if an event or other circumstance indicates that it may be impaired. Our assessment is performed at the reporting unit level, which is at the individual restaurant level. In the first step of the review process, we compare the estimated fair value of the restaurant with its carrying value, including goodwill. If the estimated fair value of the restaurant exceeds its carrying amount, no further analysis is needed. If the estimated fair value of the restaurant is less than its carrying amount, the second step of the review process requires the calculation of the implied fair value of the goodwill by allocating the estimated fair value of the restaurant to all of the assets and liabilities of the restaurant as if it had been acquired in a business combination. If the carrying value of the goodwill associated with the restaurant exceeds the implied fair value of the goodwill, an impairment loss is recognized for that excess amount.

The valuation approaches used to determine fair value are subject to key judgments and assumptions that are sensitive to change such as judgment and assumptions about our appropriate revenue growth rates, operating margins, weighted average cost of capital and comparable company and acquisition market multiples. In estimating the fair value using the discounted cash flows or the capitalization of earnings method, we consider the period of time the restaurant has been open, the trend of operations over such period and future periods, expectations of future sales growth and terminal value. Assumptions about important factors such as trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants. When developing these key judgments and assumptions, we consider economic, operational and market conditions that could impact our fair value. The judgments and assumptions used are consistent with what we believe hypothetical market participants would use. However, estimates are inherently uncertain and represent only our reasonable expectations regarding future developments. If the estimates used in performing the impairment test prove inaccurate, the fair value of the restaurants may ultimately prove to be significantly lower, thereby causing the carrying value to exceed the fair value and indicating impairment has occurred.

In 2010, as a result of our annual goodwill impairment analysis, we determined that goodwill related to certain restaurants was impaired as discussed further in note 15. Refer to note 6 for additional information related to goodwill and intangible assets.

(i) Other Assets

Other assets consist primarily of deferred compensation plan assets, deposits and costs related to the issuance of debt. The debt issuance costs are being amortized to interest expense over the term of the related debt. For further discussion of the deferred compensation plan, see note 14.

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(j) Impairment or Disposal of Long-lived Assets

In accordance with ASC 360-10-05, long-lived assets related to each restaurant to be held and used in the business, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. When we evaluate restaurants, cash flows are the primary indicator of impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the restaurant to estimated undiscounted future cash flows expected to be generated by the restaurant. Our evaluation requires an estimation of future undiscounted cash flows from operating the restaurant over its estimated useful life, which can be for a period of over 20 years. In the estimation of future cash flows, we consider the period of time the restaurant has been open, the trend of operations over such period and future periods and expectations of future sales growth. Assumptions about important factors such as trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants. If the carrying amount of the restaurant exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount exceeds the fair value of the assets. We generally measure fair value by discounting estimated future cash flows or by independent third party appraisal, if available. When fair value is measured by discounting estimated future cash flows, the assumptions used are consistent with what we believe hypothetical market participants would use. We also use a discount rate that is commensurate with the risk inherent in the projected cash flows. The adjusted carrying amounts of assets to be held and used are depreciated over their remaining useful life. Assets to be disposed of within a year would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. For further discussion regarding closures and impairments recorded in 2010, 2009 and 2008, including the impairments of goodwill and other long-lived assets refer to note 15.

(k) Insurance Reserves

We self-insure a significant portion of expected losses under our workers compensation, general liability, employment practices liability and property insurance programs. We purchase insurance for individual claims that exceed the amounts listed below:

Employment practices liability	$250,000
Workers compensation	$250,000
General liability	$100,000
Property	$ 25,000

We record a liability for unresolved claims and for an estimate of incurred but not reported claims at our anticipated cost based on estimates provided by a third party administrator and actuary. The estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Estimates of claims reserves are discounted using a discount rate of approximately 3.0%, which we believe approximates the risk free interest rate, resulting in a discount of $0.4 million and $0.3 million at

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

December 28, 2010 and December 29, 2009, respectively. Our assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances.

(l) Segment Reporting

As of December 28, 2010, we operated 274 restaurants, each as a single operating segment, and franchised and/or licensed an additional 71 restaurants. The restaurants operate exclusively in the U.S. within the casual dining segment of the restaurant industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenue from external customers is derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We aggregate similar operating segments into a single reportable operating segment if the businesses are considered similar under ASC 280, *Segment Reporting*. We consider restaurant and franchising operations as similar and have aggregated them into a single reportable segment.

(m) Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue primarily represents our liability for gift cards and certificates that have been sold, but not yet redeemed. When the gift cards and certificates are redeemed, we recognize restaurant sales and reduce deferred revenue.

For some of the gift cards that were sold, the likelihood of redemption is remote. When the likelihood of a gift card's redemption is determined to be remote, we record a breakage adjustment and reduce deferred revenue by the amount never expected to be redeemed. We use historic gift card redemption patterns to determine when the likelihood of a gift card's redemption becomes remote and have determined that approximately 5% of the value of gift cards will never be redeemed. The methodology we use to match the expected redemption value of unredeemed gift cards to our historic redemption patterns is to amortize the historic 5% rate of breakage over a three year period. As a result, the amount of unredeemed gift card liability included in deferred revenue is the full value of unredeemed gift cards less the amortized portion of the 5% rate of breakage. We review and adjust our estimates on a quarterly basis.

We franchise Texas Roadhouse restaurants. We execute franchise agreements for each franchise restaurant which sets out the terms of our arrangement with the franchisee. Our franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to our approval and payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration. We collect ongoing royalties of 2.0% to 4.0% of sales from franchise restaurants. These ongoing royalties are reflected in the accompanying consolidated statements of income as franchise royalties and fees. We recognize initial franchise fees as revenue after performing substantially all initial services or conditions required by the franchise agreement, which is generally upon the opening of a restaurant. We received initial franchise fees of $0.1 million for the year ended December 28, 2010, $0.2 million for the year ended December 29, 2009 and $0.1 million for the year ended December 30, 2008. Continuing franchise royalties are recognized as revenue as the fees are earned. We also perform supervisory and administrative services for certain franchise and license restaurants for which we receive management fees, which are recognized as the

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

services are performed. Revenue from supervisory and administrative services is recorded as a reduction of general and administrative expenses in the accompanying consolidated statements of income. Total revenue recorded for supervisory and administrative services for each of the years ended December 28, 2010, December 29, 2009 and December 30, 2008 was approximately $0.6 million and $0.5 million, respectively.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenue in the consolidated statements of income.

(n) Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

(o) Advertising

We have a domestic system-wide marketing and advertising fund. We maintain control of the marketing and advertising fund and, as such, have consolidated the fund's activity for the years ended December 28, 2010, December 29, 2009 and December 30, 2008. Domestic company and franchise restaurants are required to remit a designated portion of sales, currently 0.3%, to the advertising fund. These reimbursements do not exceed the costs we incur throughout the year associated with various marketing programs which are developed internally by us. Therefore, the net amount of the advertising costs incurred less amounts remitted by company and franchise restaurants is included in general and administrative expense in our consolidated statements of income.

The company-owned restaurant contribution and other costs related to local restaurant area marketing initiatives are included in other operating costs in our consolidated statements of income. These costs amounted to approximately $7.7 million, $7.0 million and $6.1 million for the years ended December 28, 2010, December 29, 2009 and December 30, 2008, respectively.

(p) Leases and Leasehold Improvements

We lease land, buildings and/or certain equipment for several of our restaurants under noncancelable lease agreements. Our land and building leases typically have initial terms ranging from 10 to 15 years, and certain renewal options for one or more five-year periods. We account for leases in accordance with ASC 840, *Leases*, and other related authoritative guidance. When determining the lease term, we include option periods for which failure to renew the lease imposes a penalty on us in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might become impaired if we choose not to continue the use of the leased property.

(2) Summary of Significant Accounting Policies (Continued)

Certain of our operating leases contain predetermined fixed escalations of the minimum rent during the original term of the lease. For these leases, we recognize the related rent expense on a straight-line basis over the lease term and recorded the difference between the amounts charged to operations and amounts paid as deferred rent. We generally do not receive rent holidays, rent concessions or leasehold improvement incentives upon opening a restaurant that is subject to a lease.

Additionally, certain of our operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of the target is considered probable.

(q) Use of Estimates

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reporting of revenue and expenses during the period to prepare these Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill, obligations related to insurance reserves, income taxes and share-based compensation expense. Actual results could differ from those estimates.

(r) Comprehensive Income

ASC 220, *Comprehensive Income*, establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and other comprehensive income (loss) items that are excluded from net income under GAAP in the United States. These items included net unrealized gains (losses) on securities and the effective unrealized portion of changes in fair value of cash flow hedges.

(s) Fair Value of Financial Instruments

Fair value is determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration and considers counterparty performance risk.

(t) Derivative Instruments and Hedging Activities

We do not use derivative instruments for trading purposes. Currently, our only free standing current derivative instruments are two interest rate swap agreements.

We account for derivatives and hedging activities in accordance with ASC 815, *Derivatives and Hedging,* which requires that all derivative instruments be recorded on the consolidated balance sheet at their respective fair values. The accounting for changes in the fair value of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship. Our current derivatives have been designated and qualify as a cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(loss) and reclassified into earnings in the same period or period during which the hedged transaction affects earnings. There was no hedge ineffectiveness recognized during the periods ended December 28, 2010, December 29, 2009 and December 30, 2008.

(u) Recent Accounting Pronouncements

Fair Value Measures and Disclosures

(Accounting Standards Update ("ASU") 2010-06)

In January 2010, the FASB issued ASU 2010-06 which amends ASC 820, *Fair Value Measures and Disclosures*. ASU No. 2010-06 amends the ASC to require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also require more detailed disclosure about the activity within Level 3 fair value measurements. The changes as a result of this update are effective for annual and interim reporting periods beginning after December 15, 2009 (our 2010 fiscal year), except for requirements related to Level 3 disclosures, which are effective for annual and interim period beginning after December 15, 2010 (our 2011 fiscal year). This guidance requires new disclosures only, and had no impact on our consolidated financial position, results of operations or cash flows.

(3) Acquisitions

During the fourth quarter of 2009, we terminated our franchise agreement with a franchisee which operated one restaurant. Pursuant to the terms of the franchise agreement, we acquired the restaurant from the franchisee for an immaterial amount. As a result, there was no purchase price allocation or subsequent goodwill associated with this acquisition. We now operate the restaurant as a company restaurant.

(4) Long-term Debt and Obligations Under Capital Leases

Long-term debt and obligations under capital leases consisted of the following:

	December 28, 2010	December 29, 2009
Installment loans, due 2011 - 2020	$ 1,865	$ 2,030
Obligations under capital leases	315	396
Revolver	50,000	99,000
	52,180	101,426
Less current maturities	274	247
	$51,906	$101,179

(Tabular amounts in thousands, except share and per share data)

(4) Long-term Debt and Obligations Under Capital Leases (Continued)

Maturities of long-term debt and obligations under capital leases at December 28, 2010 are as follows:

2011	$ 274
2012	50,304
2013	338
2014	274
2015	283
Thereafter	707
	$52,180

The weighted average interest rate for installment loans outstanding at December 28, 2010 and December 29, 2009 was 10.58%. The debt is secured by certain land and buildings and is subject to certain prepayment penalties.

We have a $250.0 million five-year revolving credit facility with a syndicate of commercial lenders led by Bank of America, N.A., Banc of America Securities LLC and National City Bank which, in December 2008, was acquired by PNC Bank. The facility expires May 31, 2012. The terms of the facility require us to pay interest on outstanding borrowings at LIBOR plus a margin of 0.50% to 0.875%, depending on its leverage ratio, or the Base Rate, which is the higher of the issuing bank's prime lending rate or the Federal Funds rate plus 0.50%. We are required to pay a commitment fee of 0.10% to 0.175% per year on any unused portion of the facility, depending on our leverage ratio. The weighted-average interest rate for the revolver at December 28, 2010 and December 29, 2009 was 3.59% and 2.36%, respectively, including interest rate swaps. At December 28, 2010, we had $50.0 million outstanding under the credit facility and $196.2 million of availability, net of $3.8 million of outstanding letters of credit.

The lenders' obligation to extend credit under the facility depends on us maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. The new credit facility permits us to incur additional secured or unsecured indebtedness outside the facility, except for the incurrence of secured indebtedness that in the aggregate exceeds 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness would prevent us from complying with its financial covenants. We are currently in compliance with all covenants as of December 28, 2010.

On October 22, 2008, we entered into an interest rate swap, starting on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on November 7, 2015, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount. Changes in the fair value of the interest rate swap will be reported as a component of accumulated other comprehensive income.

(Tabular amounts in thousands, except share and per share data)

(4) Long-term Debt and Obligations Under Capital Leases (Continued)

On January 7, 2009, we entered into an interest rate swap, starting on February 7, 2009, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 2.34% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on January 7, 2016, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount. Changes in the fair value of the interest rate swap will be reported as a component of accumulated other comprehensive income.

(5) Property and Equipment, Net

Property and equipment were as follows:

	December 28, 2010	December 29, 2009
Land and improvements	$ 94,046	$ 94,058
Buildings and leasehold improvements	346,792	326,110
Equipment and smallwares	156,017	142,172
Furniture and fixtures	49,840	45,442
Construction in progress	4,889	6,038
Liquor licenses	5,450	5,450
	657,034	619,270
Accumulated depreciation and amortization	(198,051)	(162,989)
	$ 458,983	$ 456,281

The amount of interest capitalized in connection with restaurant construction was approximately $0.1 million, $0.1 million and $0.5 million for the years ended December 28, 2010, December 29, 2009 and December 30, 2008. In 2009, as a result of its annual impairment analysis, we determined that property and equipment related two restaurants were impaired as discussed further in note 15.

(Tabular amounts in thousands, except share and per share data)

(6) Goodwill and Intangible Assets

The changes in the carrying amount of goodwill and intangible assets are as follows:

	Goodwill	Intangible Assets
Balance as of December 30, 2008	$114,807	$12,807
Additions	52	—
Amortization expense	—	(1,132)
Disposals and other, net	—	—
Impairment	(1,394)	(481)
Balance as of December 29, 2009	113,465	11,194
Additions	—	—
Amortization expense	—	(1,076)
Disposals and other, net	—	—
Impairment	(1,680)	—
Balance as of December 28, 2010	$111,785	$10,118

Intangible assets consist of reacquired franchise rights. The gross carrying amount and accumulated amortization of the intangible assets at December 28, 2010 were $14.0 million and $3.9 million, respectively. We amortize reacquired franchise rights on a straight-line basis over the remaining term of the franchise operating agreements, which varies by restaurant. The weighted average amortization period of reacquired franchise rights is approximately 14 years. Amortization expense for each of the next five years is expected to be $1.1 million. Prior to fiscal 2009, we had not recorded any goodwill or intangible asset impairment. Refer to note 3 for discussion of acquisitions completed during fiscal 2009 and fiscal 2008. In 2010 and 2009, as a result of our goodwill and long-lived assets impairment analysis, we determined that goodwill and intangible assets related to certain restaurants were impaired as discussed further in note 15.

(Tabular amounts in thousands, except share and per share data)

(7) Leases

The following is a schedule of future minimum lease payments required for capital leases and operating leases that have initial or remaining noncancelable terms in excess of one year as of December 28, 2010:

	Capital Leases	Operating Leases
2011	$117	$ 21,090
2012	117	20,760
2013	117	20,490
2014	20	19,979
2015	—	17,733
Thereafter	—	98,165
Total	371	$198,217
Less amount representing interest of 10.9%	56	
Present value of minimum capital lease payments	315	
Less current maturities of obligations under capital leases	89	
Obligations under capital leases, excluding current maturities	$226	

Capitalized lease assets, primarily building, with a cost of approximately $0.9 million at both December 28, 2010 and December 29, 2009 are being amortized on a straight-line basis over the applicable lease terms and interest expense is recognized on the outstanding obligations. The total accumulated amortization of property held under capital leases totaled $0.4 million at both December 28, 2010 and December 29, 2009.

Rent expense for operating leases consisted of the following:

	December 28, 2010	December 29, 2009	December 30, 2008
Minimum rent—occupancy	$20,843	$19,574	$15,232
Contingent rent	518	444	647
Rent expense, occupancy	21,361	20,018	15,879
Minimum rent—equipment and other	2,613	2,414	2,152
Rent expense	$23,974	$22,432	$18,031

(Tabular amounts in thousands, except share and per share data)

(8) Income Taxes

Components of our income tax (benefit) and provision for the years ended December 28, 2010, December 29, 2009 and December 30, 2008 are as follows:

	Year Ended December 28, 2010	Year Ended December 29, 2009	Year Ended December 30, 2008
Current:			
Federal	$20,561	$18,680	$14,457
State	5,323	4,937	3,748
Total current	25,884	23,617	18,205
Deferred:			
Federal	1,788	231	1,036
State	11	(357)	148
Total deferred	1,799	(126)	1,184
Income tax provision	$27,683	$23,491	$19,389

A reconciliation of the statutory federal income tax rate to our effective tax rate for December 28, 2010, December 29, 2009 and December 30, 2008 is as follows:

	December 28, 2010	December 29, 2009	December 30, 2008
Tax at statutory federal rate	35.0%	35.0%	35.0%
State and local tax, net of federal benefit	3.7	3.7	3.7
FICA tip tax credit	(5.4)	(6.2)	(6.7)
Work opportunity tax credit	(2.1)	(1.4)	(1.0)
Incentive stock options	(0.1)	0.4	1.7
Nondeductible officer compensation	0.9	1.1	0.6
Other	0.2	0.5	0.4
Total	32.2%	33.1%	33.7%

(Tabular amounts in thousands, except share and per share data)

(8) Income Taxes (Continued)

Components of deferred tax assets (liabilities) are as follows:

	December 28, 2010	December 29, 2009
Deferred tax assets:		
Insurance reserves	$ 2,641	$ 2,123
Other reserves	343	413
Deferred rent	4,757	3,831
Share-based compensation	3,632	4,320
Unredeemed gift cards	2,627	2,656
Other assets and liabilities	4,537	2,569
Total deferred tax asset	18,537	15,912
Deferred tax liabilities:		
Depreciation and amortization	(24,373)	(21,041)
Other assets and liabilities	(240)	—
Total deferred tax liability	(24,613)	(21,041)
Net deferred tax liability	$ (6,076)	$ (5,129)
Current deferred tax asset	$ 2,368	$ 1,531
Noncurrent deferred tax liability	(8,444)	(6,660)
Net deferred tax liability	$ (6,076)	$ (5,129)

We have not provided any valuation allowance as we believe the realization of our deferred tax assets is more likely than not.

A reconciliation of the beginning and ending liability for unrecognized tax benefits is as follows:

	Uncertain tax positions impacting tax rate	Uncertain tax positions not impacting tax rate	Total uncertain tax positions
Balance at December 30, 2008	$ 302	$ 763	$1,065
Additions to tax positions related to prior years	49	—	49
Reductions due to statute expiration	(145)	(565)	(710)
Balance at December 29, 2009	206	198	404
Additions to tax positions related to prior years	—	—	—
Reductions due to statute expiration	(82)	(198)	(280)
Balance at December 28, 2010	$ 124	$ —	$ 124

We, consistent with our existing policy, recognize both interest and penalties on unrecognized tax benefits as part of income tax expense. As of December 28, 2010 and December 29, 2009, the total

(Tabular amounts in thousands, except share and per share data)

(8) Income Taxes (Continued)

amount of accrued penalties and interest related to uncertain tax provisions was $0.1 million and $0.3 million, respectively. Included in the balance of total unrecognized tax benefits at December 28, 2010 are no potential benefits, which, if recognized, would affect the effective tax rate.

All entities for which unrecognized tax benefits exist as of December 28, 2010 possess a December tax year-end. As a result, as of December 28, 2010, the tax years ended December 25, 2007, December 30, 2008 and December 29, 2009 remain subject to examination by all tax jurisdictions. As of December 28, 2010, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in a material change to our unrecognized tax benefits. Additionally, as of December 28, 2010, no event occurred that is likely to result in a significant increase or decrease in the unrecognized tax benefits through December 27, 2011.

(9) Preferred Stock

Our Board of Directors is authorized, without further vote or action by the holders of common stock, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. There are no shares of preferred stock outstanding at December 28, 2010 and December 29, 2009.

(10) Stockholders' Equity

On September 30, 2009, each share of our Class B common stock was automatically converted into one share of common stock.

On February 14, 2008, our Board of Directors approved a stock repurchase program under which it authorized us to repurchase up to $25.0 million of our common stock. On July 8, 2008, our Board of Directors approved a $50.0 million increase in our stock repurchase program. Our total stock repurchase authorization increased to $75.0 million. Under this program, we may repurchase outstanding shares of our common stock from time to time in open market transactions during the two-year period ending February 14, 2010. The timing and amount of any repurchases will be determined by our management under parameters established by our Board of Directors, based on our evaluation of our stock price, market conditions and other corporate considerations. On November 19, 2009, the Board of Directors extended the expiration date on the stock repurchase program to February 14, 2011. See note 19 for discussion of a new stock repurchase program.

For the years ended December 28, 2010 and December 29, 2009, we made no purchases of our stock.

(11) Earnings Per Share

The share and net income per share data for all periods presented are based on the historical weighted-average shares outstanding. The diluted earnings per share calculations show the effect of the weighted-average stock options and restricted stock awards outstanding from our equity incentive plan as discussed in note 13. For the years ended December 28, 2010, December 29, 2009 and December 30, 2008, options to purchase 1,798,911, 2,861,892 and 3,196,779 shares, respectively, were outstanding but not included in the computation of diluted net income per share because their inclusion would have had an anti-dilutive effect. For the years ended December 28, 2010, December 29, 2009 and December 30, 2008, 16,546, 18,475 and 503,257 shares of nonvested stock, respectively, were outstanding but not included in the computation of diluted net income per share because their inclusion would have had an anti-dilutive effect.

The following table sets forth the calculation of weighted average shares outstanding (in thousands) as presented in the accompanying consolidated statements of income:

	Fiscal Year Ended		
	December 28, 2010	December 29, 2009	December 30, 2008
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$58,289	$47,479	$38,168
Basic EPS:			
Weighted-average common shares outstanding	71,432	69,967	72,672
Basic EPS	$ 0.82	$ 0.68	$ 0.53
Diluted EPS:			
Weighted-average common shares outstanding	71,432	69,967	72,672
Dilutive effect of stock options and nonvested stock	1,497	1,331	1,407
Shares—diluted	72,929	71,298	74,079
Diluted EPS	$ 0.80	$ 0.67	$ 0.52

(12) Commitments and Contingencies

The estimated cost of completing capital project commitments at December 28, 2010 and December 29, 2009 was approximately $52.8 million and $18.5 million, respectively.

We entered into real estate lease agreements for franchise restaurants located in Everett, MA, Longmont, CO, Montgomeryville, PA, Fargo, ND and Logan, UT before granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but remain contingently liable if a franchisee defaults, under the terms of the lease. The Longmont lease was assigned in October 2003 and expires in May 2014, the Everett lease was assigned in September 2002 and expires in February 2018, the Montgomeryville lease was assigned in October 2004 and expires in June 2021,the Fargo lease was assigned in February 2006 and expires in July 2016 and the Logan lease was assigned in January 2009 and expires in August 2019. As the fair value of the guarantees is not considered significant, no liability has been recorded. As discussed in note 17, the Everett, MA, Longmont, CO, and Fargo, ND restaurants are owned, in whole or part, by certain officers, directors and 5% stockholders of the Company.

(Tabular amounts in thousands, except share and per share data)

(12) Commitments and Contingencies (Continued)

During the year ended December 28, 2010, we bought most of our beef from four suppliers. Although there are a limited number of beef suppliers, we believe that other suppliers could provide similar product on comparable terms. A change in suppliers, however, could cause supply shortages and a possible loss of sales, which would affect operating results adversely. We have no material minimum purchase commitments with our vendors that extend beyond a year.

On October 8, 2010, the U.S. Equal Employment Opportunity Commission ("EEOC") for the Boston Area Office issued a determination letter in Charge No. 523-2009-00643 alleging that we engaged in a pattern and practice of age discrimination in hiring for certain restaurant positions in violation of the Age Discrimination in Employment Act. The determination alleges that applicants over the age of 40 were denied employment in our restaurants in bartender, host, server and server assistant positions solely due to their age. The EEOC is seeking remedial actions and the payment of damages to applicants. We have denied the allegation and intend to vigorously defend against the charge. We are currently engaged in the conciliation process with the EEOC. Based on the preliminary status of this matter, we cannot estimate the possible amount or range of loss, if any, associated with this matter.

We are involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on our consolidated financial position, results of operations, or cash flows.

(13) Share-based Compensation

In May 2004, we adopted an equity incentive plan (the "Plan") for eligible participants. This Plan amended and restated the 1997 Texas Roadhouse Management Corp. Stock Option Plan. The Plan provides for granting of incentive and non-qualified stock options to purchase shares of common stock, stock bonus awards (restricted stock unit awards ("RSUs")) and restricted stock awards. The Plan provides for the issuance of 16,000,000 shares of common stock plus an annual increase to be added on the first day of the year for a period of ten years, commencing on January 1, 2005 and ending on (and including) January 1, 2014, equal to the lesser of one percent of the shares of common stock outstanding or 1,000,000 shares of common stock. Options are exercisable at various periods ranging from one to ten years from the date of grant. Beginning in 2008, we changed the method by which we provide share-based compensation to our employees by eliminating stock option grants and, instead, granting RSUs as a form of share-based compensation. An RSU is the conditional right to receive one share of common stock upon satisfaction of the vesting requirement.

The following table summarizes the share-based compensation recorded in the accompanying consolidated statements of income:

	Fiscal Year Ended		
	December 28, 2010	December 29, 2009	December 30, 2008
Labor expense	$3,364	$2,836	$2,647
General and administrative expense	4,322	4,657	5,098
Total share-based compensation expense	$7,686	$7,493	$7,745

A summary of share-based compensation activity by type of grant as of December 28, 2010 and changes during the period then ended is presented below.

(Tabular amounts in thousands, except share and per share data)

(13) Share-based Compensation (Continued)

Summary Details for Plan Share Options

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 29, 2009	5,439,030	$10.86		
Granted	—	—		
Forfeited	(44,686)	14.59		
Exercised	(1,397,832)	7.89		
Outstanding at December 28, 2010	3,996,512	$11.87	4.60	$22,183
Exercisable at December 28, 2010	3,818,841	$11.79	4.52	$21,516

In 2008, we awarded 60,000 fully vested stock options to two consultants for services performed for us. In conjunction with the granting of these options, we recorded approximately $40,000 in consulting fee expense and approximately $80,000 in building costs as part of a building under construction at December 30, 2008. No stock options were granted during the fiscal years ended December 28, 2010 and December 29, 2009.

The weighted-average grant date fair value of options granted during the year ended December 30, 2008 was $6.45 using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended December 30, 2008
Risk-free interest rate	1.67%
Expected term (years)	3.0
Expected dividend yield	0.0%
Volatility	43%

In connection with its adoption of FASB ASC 718, *Compensation* ("ASC 718"), we determined that it was appropriate to group stock option grants into three homogeneous groups when estimating expected term. These groups consist of grants made primarily to executives, grants made primarily to restaurant-level employees and grants made to corporate office employees.

Prior to the adoption of ASC 718, we used a four-year term as the expected term of all stock option grants. In connection with its adoption of ASC 718 and the increasing amount of historical data we now possesses with regard to stock option exercise activity, we re-evaluated our expected term assumptions. Based on historical exercise and post-vesting employee termination behavior, the expected life for options granted to its executives is approximately 5.0 years. For options granted to restaurant-level employees, the expected life is approximately 4.0 years. For options granted to its corporate office employees and consultants, the expected life is approximately 3.0 years. We based our expected volatility on the volatilities of similar entities for an appropriate period of time along with the volatility of our stock since it began trading on October 5, 2004 in connection with our initial public offering. In accordance with Staff Accounting Bulletin No. 107, for grants issued after October 4, 2006, we based our expected volatility solely on the volatility of our stock since its initial public offering.

(Tabular amounts in thousands, except share and per share data)

(13) Share-based Compensation (Continued)

The total intrinsic value of options exercised during the years ended December 28, 2010, December 29, 2009 and December 30, 2008 was $9.6 million, $5.1 million and $8.1 million, respectively. As of December 28, 2010, with respect to unvested stock options, there was an immaterial amount of unrecognized compensation cost that is expected to be recognized over a weighted-average period of less than one year. The total grant date fair value of stock options vested during the years ended December 28, 2010, December 29, 2009 and December 30, 2008 was $1.3 million, $1.2 million and $6.3 million, respectively.

For the years ended December 28, 2010, December 29, 2009 and December 30, 2008, cash received from options exercised was $11.0 million, $2.8 million and $1.9 million, respectively. The excess tax benefit realized from tax deductions associated with options exercised for the years ended December 28, 2010, December 29, 2009 and December 30, 2008 was $3.2 million, $1.8 million and $3.3 million, respectively.

Summary Details for RSUs

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 29, 2009	1,362,427	$ 9.90
Granted	530,235	14.37
Forfeited	(38,162)	11.30
Vested	(649,090)	10.02
Outstanding at December 28, 2010	1,205,410	$11.71

As of December 28, 2010, with respect to unvested RSUs, there was $7.4 million of unrecognized compensation cost that is expected to be recognized over a weighted-average period of 1.5 years. The vesting terms of the RSUs range from approximately 1.0 to 5.0 years. The total grant date fair value of RSUs vested during the years ended December 28, 2010 and December 29, 2009 was $6.5 million and $4.9 million, respectively. No RSUs vested during the year ended December 30, 2008.

(14) Fair Value Measurement

ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date.

Level 1 Inputs based on quoted prices in active markets for identical assets.
Level 2 Inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly.
Level 3 Inputs that are unobservable for the asset.

There were no transfers among levels within the fair value hierarchy during the year ended December 28, 2010.

(Tabular amounts in thousands, except share and per share data)

(14) Fair Value Measurement (Continued)

The following table presents the fair values for our financial assets and liabilities measured on a recurring basis:

		Fair Value Measurements	
	Level	December 28, 2010	December 29, 2009
Interest rate swaps	2	$(2,178)	$ 31
Deferred compensation plan—assets	1	5,475	3,390
Deferred compensation plan—liabilities	1	(5,469)	(3,389)
Total		$(2,172)	$ 32

The fair value of our interest rate swaps were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the duration. See note 16 for discussion of our interest rate swaps.

The Second Amended and Restated Deferred Compensation Plan of Texas Roadhouse Management Corp., as amended, (the "Deferred Compensation Plan") is a nonqualified deferred compensation plan which allows highly compensated employees to defer receipt of a portion of their compensation and contribute such amounts to one or more investment funds held in a rabbi trust. We report the accounts of the rabbi trust in our consolidated financial statements. These investments are considered trading securities and are reported at fair value based on third-party broker statements. The realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, are recorded in general and administrative expense on the consolidated statements of income.

The following table presents the fair values for our financial assets and liabilities measured on a nonrecurring basis:

		Fair Value Measurements	
	Level	December 28, 2010	December 29, 2009
Long-lived assets held for sale	2	$1,598	$1,598
Long-lived assets held for use	2	1,117	1,230
Goodwill	3	1,830	651
Total		$4,545	$3,479

Long-lived assets held for sale include land and building and are valued using Level 2 inputs, primarily an independent third party appraisal. These assets are included in Property and equipment in our consolidated balance sheets as we do not expect to sell these assets in the next 12 months. Costs to market and/or sell the assets are factored into the estimates of fair value. During the 52 weeks ended December 29, 2009, long-lived assets held for sale with a carrying amount of $2.0 million were written down to their fair value of $1.6 million, resulting in a loss of $0.4 million, which is included in Impairment and closure in our consolidated statements of income.

Long-lived assets held for use include building, equipment and furniture and fixtures and are valued using Level 2 inputs, primarily an independent third party appraisal. These assets are included in Property and equipment in our consolidated balance sheets. During the 52 weeks ended December 29, 2009, long-lived assets held for use with a carrying amount of $2.5 million were written

(Tabular amounts in thousands, except share and per share data)

(14) Fair Value Measurement (Continued)

down to their fair value of $1.2 million, resulting in a loss of $1.3 million, which is included in Impairment and closure in our consolidated statements of income. Depreciation expense of $0.1 million was recorded on these assets during the 52 weeks ended December 28, 2010.

As of December 28, 2010 and December 29, 2009, goodwill in the table above relates to three and two underperforming restaurants, respectively, in which the carrying value of the associated goodwill was reduced to fair value, based on their historical results and anticipated future trends of operations. These charges are included in Impairment and closure in our consolidated statements of income. For further discussion of impairment charges, see note 15.

At December 28, 2010 and December 29, 2009, the fair value of cash and cash equivalents, accounts receivable and accounts payable approximated their carrying value based on the short-term nature of these instruments. The fair value of our long-term debt is estimated based on the current rates offered to us for instruments of similar terms and maturities. The carrying amounts and related estimated fair values for our debt is as follows:

	December 28, 2010		December 29, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Installment loans	$ 1,865	$ 2,324	$ 2,030	$ 2,592
Revolver	50,000	50,000	99,000	99,000

(15) Impairment and Closure Costs

During 2010, 2009 and 2008, we recorded impairment charges of $2.0 related to goodwill and long-lived assets, $3.0 million related to goodwill and long-lived assets and $2.2 million related to long-lived assets, respectively. These charges were measured and recognized following current accounting guidance which requires that the carrying value of these assets be tested for impairment whenever circumstances indicate that impairment may exist, or at least annually in the case of goodwill. Refer to note 2 for further discussion of the methodology used by us to test for long-lived asset and goodwill impairment.

Impairment charges in 2010 included $1.7 million associated with the impairment of goodwill related to four restaurants and $0.2 million related to the write-down of equipment and ongoing closure costs associated with one restaurant, which was closed in Q2 2010. The remaining $0.1 million in expenses were ongoing closure costs associated with one restaurant closed in 2008. The goodwill impairment charges in 2010 resulted from our annual testing which relies, in part, on the historical trends and anticipated future trends of operations of individual restaurants.

Impairment charges in 2009 included $1.9 million related to four underperforming restaurants in which the carrying value of the associated goodwill and reacquired franchise rights were reduced to fair value, based on their historical results and anticipated future trends of operations. Of the $1.9 million impairment charge, $0.6 million was not deductible for tax purposes. For further discussion of goodwill and intangible assets, refer to note 6.

Impairment charges in 2009 also included $1.3 million related to one underperforming restaurant in which its carrying value was reduced to its estimated fair value, based on its historical results and anticipated future trends of operations. The impairment included building and equipment. In addition, in 2009, we recorded a gain of $0.6 million related to the sale of one restaurant which was relocated, a

(Tabular amounts in thousands, except share and per share data)

(15) Impairment and Closure Costs (Continued)

charge of $0.5 million in conjunction with the closure of one restaurant, and recognized a credit of $0.1 million related to the settlement of a lease reserve associated with one restaurant which was closed in 2008.

We recorded an impairment charge of $1.4 million in 2008 as a result of reducing the carrying value of one underperforming restaurant to its estimated fair value, based on its historical results and anticipated future trends of operations. The impairment included land, building, fixtures and equipment. We also recorded $0.8 million in 2008 due to a lease reserve and other charges incurred in conjunction with the closure of one restaurant.

(16) Derivative and Hedging Activities

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under FASB ASC 815, Derivatives and Hedging ("ASC 815"). We use interest rate-related derivative instruments to manage our exposure to fluctuations of interest rates. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize the credit risk by entering into transactions with high-quality counterparties whose credit rating is evaluated on a quarterly basis. Our counterparty in the interest rate swaps is J.P. Morgan Chase, N.A. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be taken.

Interest Rate Swaps

On October 22, 2008, we entered into an interest rate swap, starting on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under its revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on November 7, 2015, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount.

On January 7, 2009, we entered into an interest rate swap, starting on February 7, 2009, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 2.34% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on January 7, 2016, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount.

We entered into the above interest rate swaps with the objective of eliminating the variability of our interest expense that arises because of changes in the variable interest rate for the designated interest payments. Changes in the fair value of the interest rate swap will be reported as a component

(Tabular amounts in thousands, except share and per share data)

(16) Derivative and Hedging Activities (Continued)

of accumulated other comprehensive income. We will reclassify any gain or loss from accumulated other comprehensive income, net of tax, on our consolidated balance sheet to interest expense on our consolidated statement of income when the interest rate swap expires or at the time we choose to terminate the swap. See note 14 for fair value discussion of these interest rate swaps.

The following table summarizes the fair value and presentation in the consolidated balance sheets for derivatives designated as hedging instruments under ASC 815:

		Derivative Assets		Derivative Liabilities	
	Balance Sheet Location	December 28, 2010	December 29, 2009	December 28, 2010	December 29, 2009
Derivative Contracts Designated as Hedging Instruments under ASC 815	(1)				
Interest rate swaps		$—	$31	$2,178	$—
Total Derivative Contracts		$—	$31	$2,178	$—

(1) Derivative assets and liabilities are included in fair value of derivative financial instruments on the consolidated balance sheets.

The following table summarizes the effect of derivative instruments on the consolidated statements of income for the 52 weeks ended December 28, 2010 and December 29, 2009:

	Amount of (Loss) Gain Recognized in AOCI (effective portion)		Location of (Loss) Gain Reclassified from AOCI Income	Amount of (Loss) Gain Reclassified from AOCI to Income (effective portion)		Location of (Loss) Gain Recognized in Income (ineffective portion)	Amount of (Loss) Gain Recognized in Income (ineffective portion)	
	2010	2009		2010	2009		2010	2009
Interest rate swaps	$(1,357)	$1,723	—	$—	$—	—	$—	$—

(17) Related Party Transactions

The Longview, Texas restaurant, which was acquired by us in connection with the completion of our initial public offering, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease term is for 15 years and will terminate in November 2014. The lease can be renewed for two additional terms of five years each. Rent is approximately $19,000 per month. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building or property or becomes insolvent. Total rent payments were approximately $224,000 and $200,000 for 2010 and 2009, respectively.

The Bossier City, Louisiana restaurant, of which Steven L. Ortiz beneficially owns 66.0% and we own 5.0%, leases the land and building from an entity owned by Mr. Ortiz. The lease term is 15 years and will terminate on March 31, 2020. The lease can be renewed for three additional terms of five years each. Rent is approximately $16,600 per month and escalates 10% each five years during the term. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain

(Tabular amounts in thousands, except share and per share data)

(17) Related Party Transactions (Continued)

insurance, abandons the property or becomes insolvent. Total rent payments were approximately $193,000 and $181,000 for 2010 and 2009, respectively.

We have 14 license and franchise restaurants owned in whole or part by certain officers, directors and stockholders of the Company at December 28, 2010, December 29, 2009 and December 30, 2008. These entities paid us fees of $2.0 million, $2.0 million and $2.1 million for the years ended December 28, 2010, December 29, 2009 and December 30, 2008, respectively. As discussed in note 12, we are contingently liable on leases which are related to three of these restaurants.

(18) Selected Quarterly Financial Data (unaudited)

	2010				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$259,624	$255,162	$245,613	$244,594	$1,004,993
Total costs and expenses	$229,518	$231,833	$224,165	$228,860	$ 914,376
Income from operations	$ 30,106	$ 23,329	$ 21,448	$ 15,734	$ 90,617
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 19,241	$ 15,036	$ 13,952	$ 10,060	$ 58,289
Basic earnings per common share	$ 0.27	$ 0.21	$ 0.19	$ 0.14	$ 0.82
Diluted earnings per common share	$ 0.27	$ 0.21	$ 0.19	$ 0.14	$ 0.80

	2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$246,073	$242,423	$226,467	$227,368	$942,331
Total costs and expenses	$223,790	$220,929	$209,186	$212,565	$866,470
Income from operations	$ 22,283	$ 21,494	$ 17,281	$ 14,803	$ 75,861
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 14,334	$ 13,741	$ 10,695	$ 8,709	$ 47,479
Basic earnings per common share	$ 0.21	$ 0.20	$ 0.15	$ 0.12	$ 0.68
Diluted earnings per common share	$ 0.20	$ 0.19	$ 0.15	$ 0.12	$ 0.67

In the fourth quarter of 2010, we recorded a charge of $1.7 million ($1.1 million after-tax) associated with the impairment of goodwill related to four restaurants in which the carrying value was reduced to fair value.

In the third quarter of 2009, we recorded a gain of $0.6 million ($0.4 million after-tax) related to the sale of a restaurant which was relocated. This gain was partially offset by charges of $0.4 million ($0.2 million after-tax) incurred in conjunction with the closure of a second restaurant in the third quarter of 2009. In the fourth quarter of 2009, we recorded a charge of $1.9 million ($0.8 million after-tax) with respect to four underperforming restaurants in which the carrying value, including goodwill and intangible assets, was reduced to fair value. In addition, in the fourth quarter of 2009, we recorded a charge of $1.3 million ($0.8 million after-tax) with respect to one underperforming restaurant in which the carrying value, including building and equipment, was reduced to fair value.

See note 15 for further discussion of impairment and closure costs.

(Tabular amounts in thousands, except share and per share data)

(19) Subsequent Events

On February 17, 2011, our Board of Directors approved a stock repurchase program under which it authorized us to repurchase up to $50.0 million of our common stock. Any repurchases will be made through open market transactions. The timing and amount of any repurchases will be determined by our management under parameters established by our Board of Directors, based on our evaluation of our stock price, market conditions and other corporate considerations. Also on February 17, 2011, our Board of Directors authorized the payment of a cash dividend of $0.08 per share of common stock. This payment will be distributed on April 1, 2011, to shareholders of record at the close of business on March 16, 2011.

Stockholders Information

Support Center
(Corporate Office)
6040 Dutchmans Lane
Louisville, KY 40205
(800) TEX-ROAD (839-7623)

Annual Meeting
Thursday, May 19, 2011
9:00 AM EDT
Texas Roadhouse Support Center
6040 Dutchmans Lane
Louisville, KY 40205

Stock Listing
Texas Roadhouse, Inc. Common Stock is listed on the NASDAQ Stock Exchange under the symbol TXRH.

Financial Inquiries
For additional financial documents and information, please visit our Web site at www.texasroadhouse.com. Please contact us by phone at (502) 515-7300 or by sending an e-mail to investment@texasroadhouse.com.

Media Inquiries
For all media requests please contact Travis Doster at (502) 638-5457.

Independent Auditors
KPMG LLP
400 W. Market Street, Suite 2600
Louisville, KY 40202
Phone (502) 587-0535

Transfer Agent
Computershare
P.O. Box 43078
Providence, RI 02940
Phone (800) 622-6757



Board of Directors

G.J. Hart
President, Chief Executive Officer
Texas Roadhouse, Inc.

Martin T. Hart
Private Investor

Gregory N. Moore
Former Senior Vice President, Controller
Yum! Brands, Inc.

James F. Parker
Former Chief Executive Officer, Vice-Chairman of the Board
Southwest Airlines Co.

James R. Ramsey
President
University of Louisville

James R. Zarley
Chief Executive Officer
ValueClick, Inc.

W. Kent Taylor
Chairman of the Company, Chairman of the Board
Texas Roadhouse, Inc.



Restaurant Locations


Locations as of
December 28, 2010

SUPPORT CENTER
6040 Dutchmans Lane
Louisville, KY 40205

2010 Legendary Accolades

- **Top Place to Work** - *Louisville Courier Journal*
- **Top 10 Fastest Growing Retailers** - *Forbes Magazine*
- **Best Large Business of the Year** - *Business First, Louisville*
- **Good Neighbor Award** - *Kentucky Restaurant Association*
- **Most Recommended Casual Dining Restaurant** - *Recommendation Index*
- **#1 in Employee Engagement** - *PeopleMetrics*
- **2010 Volunteer of the Year Award** - USO, *Metropolitan New York*


TEXAS
ROADHOUSE